02044295

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Translation of Registrant's Name Into English)

No. 1, R&D Road 1
Science-Based Industrial Park
Hsinchu, Taiwan
Republic of China
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______ No ✓

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: June 26, 2002

By /S/ S.J. Cheng
Name: S. J. Cheng
Title: Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number

1.1	2001 Annual Report
1.2	2002 Annual General Meeting Proxy Statement
1.3	2002 Letter to Our Shareholders

As filed with the Securities and Exchange Commission on June 17, 2002

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission file number 0-31106

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Exact Name of Registrant as Specified in Its Charter)

Bermuda
(Jurisdiction of Incorporation or Organization)

No. 1, R & D Road 1
Science-Based Industrial Park
Hsinchu, Taiwan
Republic of China
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares
Common Shares, par value US$0.01 each
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2001, 58,341,863 Common Shares, par value US$0.01 each were outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No __

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ___ Item 18 ✓

TABLE OF CONTENTS

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for historical matters, the matters discussed in this annual report on Form 20-F are forward-looking statements that are subject to significant risks and uncertainties. These statements are generally indicated by the use of forward-looking terminology such as the words believe, expect, intend, anticipate, estimate, plan, project, may, will or other similar words that express an indication of actions or results of actions that may or are expected to occur in the future. Forward-looking statements include, but are not limited to, statements under the following headings: [(i) "Item 3. Key Information — Risk Factors — Risks Relating to Our Business — If we are unable to manage our growth effectively, our expansion plans could be jeopardized and we may cease to be profitable", about our proposed expansion plans; (ii) "Item 4. Information on the Company — Industry Background", about expected growth in the semiconductor assembly market and the expected compounded annual growth rate for outsourced assembly services; (iii) "Item 4. Information on the Company — Strategy — Maintain our Leading Position in the Independent Testing Market and Strengthen Our Assembly Capability", about expected rapid growth in the independent testing market and our plan to be a leader in such market; (iv) "Item 4. Information on the Company — Strategy — Expand Our Testing and Assembly Services for Tape Carrier Packages", about our plan for expansion of our tape carrier package services; (v) "Item 4. Information on the Company — Research and Development", about our plans to significantly increase spending on research and development; (vi) "Item 4. Information on the Company — Facilities", about our plan for constructing a new production facility in Shanghai; (vii) "Item 4. Information on the Company — Equipment", about our plan for acquiring additional tape carrier package-related equipment; (viii) "Item 5. Operating and Financial Reviews and Prospects", about our assumptions related to our future growth, and our expected capacity and utilization rates, about our ability to raise sufficient financing for our investment in a new production facility in Shanghai and about our expectation to receive new long term loans in the third quarter of 2002; and (ix) "Item 11. Quantitative and Qualitative Disclosures about Market Risk". Actual results may be materially different from those indicated by our forward-looking statements. Please see "Item 3. Key Information – Risk Factors" for a discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements. Some of these forward-looking statements are derived from projections made and published by Dataquest and Industrial Technology Information Services. We were not involved in the preparation of these projections.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following tables set out our selected consolidated financial data. The selected consolidated balance sheet data as of December 31, 2000 and 2001 and our consolidated statement of operations and cash flows data for the years ended December 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements included herein and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements. These financial statements have been audited by independent public accountants T N Soong & Co., an associate member firm of Deloitte Touche Tohmatsu effective April 22, 2002. T N Soong & Co. was formerly a member firm of Andersen Worldwide, SC. The selected consolidated balance sheet data as of December 31, 1997, 1998 and 1999 and the consolidated statement of operations and cash flows data for the period from July 28, 1997 (inception) to December 31, 1997 and for the year ended 1998 are derived from our audited consolidated financial statements not included herein. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP, which differ in some material respects from accounting principles generally accepted in the United States, or US GAAP. Please see Note 21 to our consolidated financial statements for a description of the principal differences between ROC GAAP and US GAAP for the periods covered by these financial statements. The financial data set out below have been presented as if (1) we had been in existence since July 28, 1997, and (2) we acquired our interest in ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan on July 28, 1997.

	Period from July 28, 1997 (inception) to December 31,	Year ended December 31,				
	1997	1998	1999	2000	2001	2001
	NT$	NT$	NT$	NT$	NT$	US$
			(in thousands, except per share data)			
Consolidated Statement of Operations Data:						
ROC GAAP:						
Net revenues						
Related parties[1]	1,529,736	4,251,348	4,162,381	5,311,125	3,718,979	106,257
Others	7,853	213,517	2,22 1,515	2,913,066	1,526,116	43,603
Total net revenues	1,537,589	4,464,865	6,383,896	8,224,191	5,245,095	149,860
Cost of sales	1,001,141	2,965,839	4,936,431	5,510,992	6,029,309	172,266
Gross profit/(loss)	536,448	1,499,026	1,447,465	2,71 3,199	(784,214)	(22,406)
Income/(loss) from operations.	414,521	1,150,188	912,532	1,979,300	(1,475,799)	(42,165)
Net non-operating income/ (expenses)	146,849	152,900	(67,680)	(106,883)	(77,230)	(2,207)
Income/(loss) before income tax, minority interest and interest in bonuses to directors, supervisors and employees paid by a subsidiary	561,370	1,303,088	844,852	1,872,417	(1,553,029)	(44,372)
Income tax expense/(benefit)	42,104	62,137	(102,115)	333,396	32,413	926
Income/(loss) before minority interest and interest in bonuses to directors, supervisors and employees paid by a subsidiary	519,266	1,240,951	946,967	1,539,021	(1,585,442)	(45,298)
Minority interest in ChipMOS Taiwan.	(159,570)	(380,724)	(290,435)	(465,708)	450,515	12,872
Interest in bonuses to directors, supervisors and employees paid by a subsidiary	(38,715)	(92,883)	(70,830)	(115,918)	—	—
Net income/(loss)	320,981	767,344	585,702	957,395	(1,134,927)	(32,426)
Weighted-average number of shares outstanding	34,635	37,6 29	44,907	53,911	58,342	58,342
Earnings/(loss) per share	6.29	15.03	11.47	17.76	(19.45)	(0.56)
US GAAP:[2]						
Net income/(loss)	4 86,381	792,300	631,157	87 9,815	(993,523)	(28,386)
Weighted-average shares outstanding	49,483	49,576	49,912	53,597	58,342	58,342
Earnings/(loss) per share	9.83	15.98	12.65	16.42	(17.03)	(0.49)

(1) Related parties include Mose l Vitelic Inc., Siliconware Precision Industries Co. Ltd., PlusMOS Technologies Inc., Billion-C reate TECHNOLOGIES Inc., Ultima Electronics Corp., TwinBEST Tech nology Co. Inc., TwinMOS Technology Co. Inc., and ProMOS Technologies Inc. See Note 16 of the notes to the consolidated financial statements.

(2) Reflects the US GAAP adjustments as described in Note 21 of the notes to the consolidated financial statements.

	Period from July 28, 1997 (inception) to December 31,	Year ended December 31,				
	1997	1998	1999	2000	2001	2001
	NT$	NT$	NT$	NT$	NT$	US$
			(in thousands, except operating data)			
Consolidated Statement of Cash Flows Data:						
Depreciation and amortization	256,380	897,104	1,470,515	2,013,091	2,815,351	80,348
Capital expenditure	3,025,491	4,350,428	2,849,081	7,022,019	991,968	28,342
Net cash provided by operating activities	464,193	941,759	1,498,259	4,295,393	1,620,464	46,299
Net cash used in investing activities	(3,356,746)	(3,986,596)	(3,264,294)	(7,548,433)	(1,409,718)	(40,278)
Net cash provided by financing activities	4,275,451	1,923,760	1,653,882	4,294,193	(219,775)	(6,279)
Net increase/(decrease) in cash	1,382,898	(1,121,077)	(112,106)	1,040,810	(9,420)	(269)
Segment Data:						
Net revenues:						
Testing	800,414	2,564,307	2,925,223	4,773,124	2,242,677	64,076
Assembly	737,175	1,900,558	1,974,731	2,346,951	1,742,384	49,782
Turnkey	—	—	1,483,942	1,104,116	1,260,034	36,001
Gross profit/(loss):						
Testing	445,367	1,289,508	1,162,352	2,119,769	(712,591)	(20,360)
Assembly	91,081	209,518	255,094	584,023	(85,000)	(2,429)
Turnkey	—	—	30,019	9,407	13,377	(382)
Operating Data:						
Testing gross profit/(loss) margin	56%	50%	40%	44%	(32%)	(32%)
Assembly gross profit/(loss) margin	12%	11%	13%	25%	(5%)	(5%)
Turnkey gross margin	—	—	2%	1%	1%	1%
Overall gross profit/(loss) margin	35%	34%	23%	33%	(15%)	(15%)
Operating margin	27%	26%	14%	24%	(28%)	(28%)
ROC GAAP net margin	21%	17%	9%	12%	(22%)	(22%)
US GAAP net margin [(1)]	32%	18%	10%	11%	(19%)	(19%)

(1) Reflects the US GAAP adjustments as described in Note 21 of the notes to the consolidated financial statements.

	As of December 31,					
	1997	1998	1999	2000	2001	2001
	NT$	NT$	NT$	NT$	NT$	US$
			(in thousands)			
Consolidated Balance Sheet Data:						
ROC GAAP:						
Current assets	2,533,242	2,355,898	3,424,379	5,753,869	4,119,647	117,704
Net properties	2,824,567	6,414,301	7,942980	12,428,838	10,799,607	308,560
Total assets	6,829,919	9,682,077	12,301,176	18,962,966	16,101,282	460,037
Current liabilities	1,376944	3,042,614	2,450,745	3,209,864	3,020,943	86,312
Long-term debt	—	—	2,314,750	3,125,500	1,969,411	56,269
Total liabilities	1,387,075	3,047,133	4,775,158	6,515,766	5,165,380	147,582
Minority interest in ChipMOS Taiwan	1,684,523	2,060,141	2,323,208	3,738,375	3,336,721	95,335
Capital Stock	11,308	12,286	14,662	19,048	19,048	544
Shareholders' equity	3,758321	4,574,803	5,202,810	8,708,825	7,599,181	217,120
US GAAP[(1)]:						
Total assets	6,145,522	9,064,731	11,901,331	18,554,219	16,123,467	460,669
Long-term debt	—	—	2,314,750	3,125,500	1,969,411	56,269
Shareholders' equity	3,284279	4,146,489	4,925,236	8,477,542	7,641,024	218,315

(1) Reflects the US GAAP adjustments as described in Note 21 of the notes to the consolidated financial statements.

Exchange Rates

References to "'US$" and "U.S. dollars" are to United States dollars and references to "NT$" and "NT dollars" are to New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2001, which was NT$35.00 to US$1.00. We make no representation that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On May 31, 2002, the noon buying rate was NT$34.05 to US$1.

The following table sets out, for the years and the months indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT dollars per U.S. dollar Noon buying rate			
	Average	High	Low	Period-End
1997	NT$28.76	NT$33.25	NT$27.34	NT$32.80
1998	33.55	35.00	32.05	32.27
1999	32.32	33.40	31.39	31.39
2000	31.60	33.25	30.50	33.17
2001	33.82	35.13	32.23	35.08
December 2001	36.67	35.13	34.46	35.08
January 2002	35.03	35.08	34.94	34.99
Feburary 2002	35.06	35.10	34.99	35.11
March 2002	35.02	35.10	34.95	35.00
April 2002	34.92	35.01	34.72	34.72
May 2002	34.45	34.72	34.05	34.05

Sources: Federal Reserve Bulletin, 1995-1996, Board of Governors of the Fe deral Reserve System; Federal Reserve Statistical Release H.10 (512), 1997-2002, Board of Governors of the Federal Reserve System.

Risk Factors

Risks Relating to Our Industry

Since we are dependent on the highly cyclical semiconductor industry, which has experienced significant and sometimes prolonged downturns, our revenues and earnings may fluctuate significantly.

Our semiconductor testing and assembly business is affected by market conditions in the highly cyclical semiconductor industry. All of our customers operate in this industry. Variations in order levels from our customers and in service fee rates may result in volatility in our revenues and earnings. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns. For example, the aggregate sales in the global semiconductor market in July 1998 was 20% less than in October 1997. This decrease adversely impacted our results of operations for 1999. The semiconductor industry commenced a downturn in the second half of 2000. As a result of the downturn in the semiconductor industry, our net sales and net income for 2001 were 36% and 219%, respectively, less than the corresponding amounts in 2000. Although there are current indications that the semiconductor industry is recovering from the 2001 downturn, we cannot give any assurances that the recovery will continue. Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the semiconductor industry would reduce demand for our services.

Any deterioration in the market for end-use applications for semiconductor products would reduce demand for our services and may result in a decrease in our earnings.

Market conditions in the semiconductor industry depend, to a large degree, on conditions in the markets for end-use applications for electronic products. Any deterioration of conditions in the markets for end-use applications of the semiconductors we test and assemble would reduce demand for our services and, in turn, would likely have a material adverse effect on our financial condition and results of operations. Our revenues are largely attributable to the testing and assembly of semiconductors used in personal computers, graphic applications and communications equipment. We believe, based upon a survey of our current customers, that services performed on semiconductors for personal computers, consumer electronic products and graphic applications accounted for approximately 91% of our revenues in 2001. Services performed on semiconductors for communications equipment accounted for approximately 9% of our revenues in 2001. These industries are subject to intense competition, and significant shifts in demand could put pricing pressure on our testing and assembly services and have a negative effect on our earnings. Due to the decrease in market demand for personal computers and communications equipment that began in the fourth quarter of 2000 and a decrease in market demand for personal computers that began in the first quarter of 2001, our results of operations in 2000 and 2001 have been adversely affected.

Our future results of operations could suffer from the trend of declining average selling prices for our services.

Historically, prices for our testing and assembly services in relation to any given technology have declined over time. For example the average price of our testing services for synchronous dynamic random access memory semiconductors, or SDRAM, in 2001 was 40% less than the average price of our testing services in 2000. Also the average price of our thin small outline package, or TSOP, assembly services for SDRAM in 2001 was 14% less than the average price of that assembly of SDRAM in 2000. This trend, in part, has been driven by productivity improvements and the general trend towards lower prices for semiconductors of any particular technology over time. We expect that average selling prices for testing and assembly services for any given technology will continue to decline in the future. If we cannot reduce the cost of our testing and assembly services, or shift to higher margin testing and assembly services, our future results of operations could suffer.

A reversal or slowdown in the outsourcing trend for semiconductor testing and assembly services could reduce our profitability.

In recent years, integrated semiconductor device manufacturers that have their own in-house testing and assembly capabilities have increasingly outsourced stages of the semiconductor production process, including testing and assembly, to independent companies like us. Our revenues generated from these integrated semiconductor device manufacturers increased from 3% in 1998 to 8% in 2001. We cannot assure you that these companies will continue to outsource their testing and assembly requirements to independent companies. A reversal of, or a slowdown in, this outsourcing trend could result in reduced demand for our services and reduce our profitability.

Risks Relating to Our Business

Because we have a limited operating history, you may have difficulty evaluating our business.

We began offering our services in Taiwan in July 1997. Accordingly, we have a limited operating history. In addition, our senior management and employees have worked together at our company for a relatively short period of time. As an early-stage company in the rapidly evolving semiconductor industry, we face many uncertainties. Some of these uncertainties relate to our ability to:

- expand and improve our testing and assembly services;
- attract and retain customers;
- attract, retain and motivate qualified personnel;

- respond effectively to competitive pressures; and
- develop and upgrade our technology.

If we are unsuccessful in addressing these uncertainties or in executing our business strategy, our business and financial results will suffer.

If we are unable to compete effectively in the highly competitive semiconductor testing and assembly markets, we may lose customers and our income may decline.

The semiconductor testing and assembly markets are very competitive. We face competition from a number of integrated device manufacturers with in-house testing and assembly capabilities, semiconductor assembly companies with in-house testing capabilities and other independent semiconductor testing and assembly companies.

Our competitors may have access to more advanced technologies and greater financial and other resources than we do. Many of our competitors have shown a willingness to quickly and sharply reduce prices, as they did in 1998 and 2001 to maintain capacity utilization in their facilities during periods of reduced demand. In addition, an increasing number of our competitors conduct their operations in lower cost centers such as China, Thailand, Vietnam and the Philippines. There were sharp reductions in our prices for testing and assembly of memory and mixed-signal semiconductors commencing in the second half of 2000 and continuing through 2001. In the first five months of 2002, prices for testing and assembly of memory and mixed-signal semiconductors have remained relatively stable. However, we cannot assure you that there will be no further price reductions. Any renewed or continued erosion in the prices or demand for our testing and assembly services as a result of increased competition could cause our profits to be adversely affected.

We are highly dependent on the market for memory products. A downturn in the market for these products could significantly reduce our revenues and income.

A significant percentage of our net revenues is derived from testing and assembling memory semiconductors. Our revenues derived from the testing and assembly, both separately and as part of turnkey services, of memory semiconductors accounted for 97% of our total revenues in 1999, 90% of our total revenues in 2000 and 88% of our total revenue in 2001. We have been experiencing significant price reductions in testing and assembly of memory semiconductors since the second half of 2000 along with the drop in the average price of DRAM. The average price for DRAM has stabilized in the first five months of 2002, and as a result the prices for testing and assembly of memory seminconductors have remained stable. However, we cannot assure you that there will be no further decrease in DRAM prices. Any failure of the demand for DRAM to increase or any further decrease in the demand for memory products may therefore decrease the demand for our services and significantly reduce our revenues and income.

Lack of significantly increased market demand for tape carrier packages would cause our depreciation expenses for tape carrier package related equipment to exceed our tape carrier package revenues and cause our earnings to decrease.

We began offering testing and assembly services for tape carrier packages in the second quarter of 2000. In 2000 and 2001 we spent NT$1,146 million and NT$374 million, respectively, on equipment for tape carrier package services. We spent a further NT$290 million in April 2002 to purchase assembly and test equipment for tape carrier package. The majority of the equipment that we have and expect to purchase may not be used for our non-tape carrier package services. During 2000 and 2001, we had revenues of approximately NT$90 million and NT$132 million, respectively, from our tape carrier package services. If demand for tape carrier package services generally, and specifically the tape carrier package services we provide, does not increase significantly, our capacity utilization rates will be impaired, which will have an adverse impact on our profitability. Also, the depreciation expense related to our capital expenditures on tape carrier package services may be greater than the revenues we generate from such services, which would cause our earnings to decrease.

Our results of operations are subject to significant fluctuations, which may cause unexpected significant declines in the market price of our common shares.

Our results of operations have varied significantly from period to period and may continue to vary in the future. Among the more important factors affecting our quarterly and annual results of operations are the following:

- our ability to accurately predict customer demand, as we must commit to significant capital expenditures in anticipation of future orders;
- changes in prices for our testing and assembly services;
- volume of orders relative to our testing and assembly capacity;
- our ability to obtain adequate testing and assembly equipment on a timely basis; and
- changes in costs and availability of raw materials, equipment and labor.

Due to the factors listed above, it is possible that our future results of operations or growth rates may be below the expectations of research analysts and investors. If so, the market price of our shares, and the market value of your investment, may fall.

Due to the high proportion of our total costs that are fixed, if we are unable to achieve relatively high capacity utilization rates, we will be unable to maintain our profitability at past levels.

Our operations are characterized by a high proportion of fixed costs. For testing, our fixed costs represented 72% of our total costs for 2000 and 83% in 2001. For assembly, our fixed costs represented 31% of our total costs in 2000 and 42% in 2001. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our testing and assembly equipment. Increases or decreases in our capacity utilization rates can have a significant effect on gross margins since the unit cost of testing and assembly services generally decreases as fixed costs are allocated over a larger number of units. As a result of the moderation in the market demand for semiconductors that began in the second half of 2000, our average capacity utilization rate for testing decreased from 77% in 2000 to 47% in 2001, and our average capacity utilization rate for assembly decreased from 53% in 2000 to 43% in 2001. For the first half of 2002, we currently expect our utilization rate for testing to be in excess of 65% and our utiliztion rate for assembly to be in excess of 50%. If we fail to further increase our utilization rates we may be unable to return to profitability.

In addition, our plans to expand our tape carrier package capacity will substantially increase our fixed costs and will require increased demand for our services for us to maintain our current level of profitability. If demand for our services does not meet our expectations, our capacity utilization, gross margins and profitability will suffer.

The complexity of the semiconductor testing and assembly processes results in high costs and high production risks for our business.

Semiconductor testing and assembly involves significant technological and process expertise and require high levels of precision. To improve capacity utilization and efficiency in our testing operations, we maintain advanced equipment and develop software conversion programs which enable us to test semiconductors utilizing different testing platforms. If we fail to successfully develop software conversion programs or if we are unable to effectively reduce the lead time necessary to adjust our testing equipment to be compatible with our customers' semiconductors, our operational efficiency could suffer.

In addition, our testing and assembly operations take place in clean rooms where air purity, temperature and humidity are controlled. If we are unable to effectively control our testing and assembly environment, semiconductors could be damaged. We have from time to time experienced, and may in the future experience, production interruptions due to technical problems or operator errors in our testing and assembly processes. Any interruption in our operations could have a material adverse effect on our business.

If we are not able to respond to rapid technological changes in the semiconductor industry, we may become less competitive and less profitable.

The semiconductor industry is characterized by rapid increases in the diversity and complexity of semiconductors. As a result, we expect that we will need to offer more sophisticated testing and assembly technologies and processes in order to respond to competitive industry conditions and customer requirements. If we fail to improve production efficiency, shift to higher-margin services and develop, or obtain access to, advances in testing or assembly technologies or processes, we may become less competitive and less profitable.

Disputes over intellectual property rights could be costly and deprive us of technology necessary for us to stay competitive.

The semiconductor testing and assembly industry is characterized by frequent litigation regarding patent and other intellectual property rights. We may suffer legal liabilities and damages if we infringe on the intellectual property or other proprietary rights of others or incur costs resulting from legal claims and adverse proceedings against us. Despite this, we have no means of knowing what patent applications have been filed in the United States or elsewhere until they are granted.

If any third party were to make valid intellectual property infringement claims against us or our customers, we could be required to:

- discontinue using disputed process technologies which would prevent us from offering some of our testing and assembly services;
- pay substantial monetary damages;
- seek to develop non-infringing technologies, which may not be feasible; or
- seek to acquire licenses to the infringed technology, which may not be available on commercially reasonable terms, if at all.

Regardless of the validity or successful assertion of any legal claims, we could incur significant expenses with respect to the defense against any claims.

We have acquired patents and trademarks to protect some of our proprietary technologies. We cannot assure you, however, that these measures will provide meaningful protection for our intellectual property. For example, our competitors may be able to develop similar or superior products, or we may not have sufficient financial and legal resources to protect and enforce our rights.

If we are unable to obtain raw materials from our suppliers, our production schedules would be delayed and we may lose customers.

Our operations require us to obtain sufficient quantities of raw materials at acceptable prices in a timely manner. We source most of our raw materials, including critical materials like leadframes, organic substrates, epoxy, gold wire and molding compound for assembly, and tapes for tape carrier packages, from a limited group of suppliers. We purchase all of our materials on a purchase order basis and have no long-term contracts with any of our suppliers. From time to time, suppliers have extended lead times, increased the price or limited the supply of required materials to us because of limited supply. Consequently, we may from time to time experience difficulty in obtaining sufficient quantities of raw materials on a timely basis. In addition, from time to time, we may reject materials that do not meet our specifications, resulting in declines in output or yield. Although we typically maintain at least two suppliers for each key raw material, we cannot assure you that we will be able to obtain sufficient quantities of raw materials and other supplies of an acceptable quality in the future. It usually takes from three to six months to switch from one supplier to another, depending on the complexity of the raw material. Our inability to obtain raw materials in a timely and cost-effective manner would cause us to delay our production and delivery schedules, which may result in the loss of our customers and revenues.

If we are unable to obtain additional testing and assembly equipment or facilities in a timely manner and at a reasonable cost, we may become less competitive and less profitable.

The semiconductor testing and assembly business is capital intensive and requires significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor testing and assembly equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain equipment from a limited number of suppliers. For example, there was in most of 2000 a shortage of testers due to significant global demand, and the lead time for the delivery of testers was six months or more following the time when orders were placed. We have no binding supply agreements with any of our suppliers and we acquire our testing and assembly equipment on a purchase order basis, which exposes us to changing market conditions and other substantial risks. Semiconductor testing and assembly also requires us to operate sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers' orders, which could negatively impact our financial condition and results of operations as well as our growth prospects.

Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, we may not be able to maintain or increase our current growth rate and our profits will suffer.

Our capital requirements are difficult to plan in our highly cyclical and rapidly changing industry. To remain competitive, we will need capital to fund the expansion of our facilities as well as to fund our equipment purchases and research and development activities. We believe that our current cash and cash equivalents and cash flow from operations and available credit facilities will be sufficient to meet our anticipated needs, excluding our planned investment in a new production facility in Shanghai, through the end of year 2003, including our working capital and capital expenditure requirements. However, future acquisitions or other developments may cause us to require additional funds. In addition, we will need to raise additional funds of approximately US$250 million over the next three years for our planned investment in a new production facility in Shanghai, approximately US$37.5 million of which will be required in the third quarter of 2002. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

- our future financial condition, results of operations and cash flows;
- general market conditions for financing activities by semiconductor companies; and
- economic, political and other conditions in Taiwan and elsewhere.

In addition, we may be unable to accurately estimate the timing and amount of our capital requirements, which depend on a number of factors, including demand for our services and availability of equipment. If we are unable to obtain funding in a timely manner or on acceptable terms, we may be unable to complete our planned facility in Shanghai and our growth prospects and potential future profitability will suffer.

If we are unable to manage our growth effectively, our expansion plans could be jeopardized and we may cease to be profitable.

We expect to continue to experience growth in the scope and complexity of our operations and in the number of our employees. Our growth may strain our managerial, financial, manufacturing and other resources. To manage our growth, we must continue to implement additional operating and financial controls and hire and train additional personnel. We cannot assure you that we will be able to do so in the future, and our failure to do so could jeopardize our expansion plans and seriously harm our operations.

We depend on key personnel, and our revenues could decrease and our costs could increase if we lose their services.

We depend on the continued service of our executive officers and skilled engineering, technical and other personnel. We will also be required to substantially increase the number of skilled employees in connection with our expansion plans and there is intense competition for skilled employees in the semiconductor industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we do not carry key person insurance on any of our executive officers, we do not have employment contracts with any of our executive officers or employees and none of our executive officers or employees is bound by any non-competition agreement. If we lose any of our key personnel, it could be very difficult to find and integrate replacement personnel, which could seriously harm our business. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and to attract the additional personnel that we expect to require.

We depend on Mosel and other key customers for a substantial portion of our revenues and a loss of any one of these customers would result in the loss of a significant portion of our revenues.

We are dependent on a small group of customers for a substantial portion of our business. Mosel, which is our largest customer, accounted for approximately 59% of our revenues in 1999, 49% in 2000 and 48% in 2001. We expect to continue to derive a substantial portion of our net revenues from testing and assembly services for Mosel. The moderation in market demand for semiconductors and, in particular, the substantial decrease in the average selling prices of DRAM, commencing in the fourth quarter of 2000, has adversely impacted Mosel. Because of our close relationship with Mosel, any adverse development in Mosel's operations, competitive position or customer base could have a material adverse effect on our business, future revenues and profitability. Our next two largest customers together accounted for approximately 18% of our revenues in 1999, 19% in 2000 and 26% in 2001. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net revenues. Since new customers usually require that we pass a lengthy and rigorous qualification process, if we lose any of our major customers, we may not be able to replace them in a timely manner. Also, semiconductor companies generally rely on service providers with which they have established relationships to meet their testing and assembly needs for existing and future applications. If any of our significant customers reduces, delays or cancels its orders, any inability on our part to attract new major customers or shift our excess capacity to production for our remaining customers could materially adversely impact our business.

We do not receive purchase orders from our customers far in advance, which makes us vulnerable to sudden changes in customer demand.

Our customers generally do not place purchase orders far in advance and our contracts with customers do not require minimum purchases of our products or services. In addition, our customers' purchase orders have varied significantly from period to period because demand for their products is often volatile. As a result, it is difficult for us to forecast our revenues for future periods and our results of operations may fluctuate from period to period. Moreover, our expense levels are based in part on our expectations of future revenues and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that in the future our revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods. We also cannot assure you that our customers' orders will be consistent with our expectations when we made or make the necessary investments in raw materials, labor and equipment.

Potential conflicts of interest with our major shareholder, whose chairman is the same as ours, may cause us to turn down orders from other customers or lose opportunities to improve our technologies.

Mosel indirectly owns approximately 65% of our outstanding equity securities through its wholly owned subsidiary, Giant Haven Investments Ltd.. Mosel designs and manufactures semiconductor products, including static random access memory, which is a type of non-volatile memory product used in electronic systems to store data and program instructions, and flash memory, a type of non-volatile memory product that is erasable and reprogrammable. Mosel designs and through its 41% owned affiliate, ProMOS Technologies Inc, or ProMOS, manufactures dynamic random access memory, a type of volatile memory product that is used in electronic systems to store data and program instructions that can be retrieved in a non-sequential fashion. Mosel is also engaged in the semiconductor testing and assembly business through its shareholding in our company and in the semiconductor module services business through its 35% direct shareholding in PlusMOS. We, through ChipMOS Taiwan, own a 25% shareholding in PlusMOS.

Mosel, with its significant ownership interest in us, has the ability to influence our major business decisions, including the allocation of testing and assembly service capacities and the development of our testing and assembly technologies. Mosel's involvement in the testing and assembly business may lead to conflicts of interest in providing testing and assembly services to our other customers. Such a situation would damage our relationship with our other customers and could encourage them to seek testing and assembly services from our competitors in the future. In addition, our chairman holds the same position at Mosel. As a result, conflicts of interest between his duty to Mosel and us may arise. We cannot assure you that when conflicts of interest arise, Mosel's directors on our board will act completely in our interests, or that conflicts of interest will be resolved in our favor. These conflicts may result in the loss of existing or potential customers or the loss of opportunities to improve our technologies.

Mosel controls our company, which could disadvantage other investors.

As of May 31, 2002, Mosel indirectly owned approximately 65% of our outstanding common shares, through its wholly owned subsidiary, Giant Haven Investments Ltd. As a result, Mosel effectively controls all matters submitted to our shareholders for approval. These matters could include:

- election of directors;
- approval of contracts between us and Mosel, Siliconware Precision or their affiliates, which could involve conflicts of interest; and
- open market purchase programs or other purchases of our common shares.

Mosel's substantial interests in our company could also:

- delay, defer or prevent a change in who controls us;
- discourage bids for our shares at a premium over the market price; and
- adversely affect the market price of our shares.

Potential defaults by Mosel under the terms of the joint venture agreement between Mosel and Siliconware Precision regarding the operation of ChipMOS Taiwan could harm our relationship with Mosel or require us to dilute our shareholding in ChipMOS Taiwan.

Under the terms of the joint venture agreement between Mosel and Siliconware Precision regarding the operation of ChipMOS Taiwan, Mosel has agreed to cooperate with Siliconware Precision to ensure that the shares of ChipMOS Taiwan be listed on the Taiwan Stock Exchange or other stock exchange or the Republic of China Over-the-Counter Securities Exchange. Mosel has also agreed to maintain an equity interest in ChipMOS Taiwan of at least 29% for five years after such listing. We currently have no plans to seek such a listing by ChipMOS Taiwan, and Mosel currently has no direct equity interest in ChipMOS Taiwan. There can be no assurance that Siliconware Precision may not in the future seek to enforce against Mosel its obligations under the joint venture agreement. Remedies for breaches by Mosel of, or non-compliance by Mosel with, the terms of the joint venture agreement may include payment of damages by Mosel to Siliconware Precision and the right for Siliconware Precision to purchase additional shares of ChipMOS Taiwan owned by Mosel or to force Mosel to purchase Siliconware Precision's shares of ChipMOS Taiwan. These payments could result in a distraction to or a strain upon the resources of Mosel or adversely affect Mosel's financial condition, which could in turn adversely affect our relationship with Mosel, and could affect the ownership interests in and control of ChipMOS Taiwan or us. As a result of any breach by Mosel of the joint venture agreement, Siliconware Precision's right to purchase ChipMOS Taiwan shares from Mosel would be limited to the number of ChipMOS Taiwan shares then owned by Mosel and Siliconware Precision would be entitled to require Mosel to purchase all of the ChipMOS Taiwan shares then owned by Siliconware Precision. There can be no assurance that resolution of any disputes between Siliconware Precision and Mosel in this regard will not have an adverse effect on our business or financial condition.

Bermuda law may be less protective of shareholder rights than U.S. or other laws.

Our corporate affairs are governed by our memorandum of association, our bye-laws and laws governing corporations incorporated in Bermuda. Shareholder suits such as class actions (as these terms are understood with respect to corporations incorporated in the United States) are generally not available in Bermuda. Therefore, our shareholders may be less able under Bermuda law than they would be under U.S. law to protect their interests in connection with actions by our management, members of our board of directors or our controlling shareholder.

It may be difficult to bring and enforce suits against us in the United States.

We are incorporated in Bermuda and some of our directors and most of our officers are not residents of the United States. A substantial portion of our assets is located outside the United States. As a result, it may be difficult for our shareholders to serve notice of a lawsuit on us or our directors and officers within the United States. Because most of our assets are located outside the United States, it may be difficult for our shareholders to enforce in the United States judgments of United States courts. Appleby Spurling & Kempe, our counsel in Bermuda, has advised us that there is some doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon United States federal securities laws.

Future environmental regulations may require us to spend additional funds, may impose significant liability on us for present, past or future actions, and may dramatically increase the cost of providing our services to our customers.

We are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our assembly process. Although we have not suffered material environmental claims in the past, the failure to comply with any future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could require us to acquire costly equipment or to incur other significant expenses. Any failure on our part to control the use of, or adequately restrict the discharge of, hazardous substances could subject us to future liabilities that may have a material adverse effect on our financial condition and results of operations.

Fluctuations in exchange rates could result in foreign exchange losses.

Currently, the majority of our revenues from testing and assembly services are denominated in NT dollars. Our costs of revenues and operating expenses associated with testing and assembly services, on the other hand, are incurred in several currencies, including NT dollars, Japanese yen and U.S. dollars. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing and assembly equipment, has been, and is expected to continue to be, denominated in Japanese yen with much of the remainder in U.S. dollars. We also have debt denominated in NT dollars, Japanese yen and U.S. dollars. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins in NT dollar terms. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar terms. For example, we recorded foreign exchange losses of NT$20 million in the year ended December 31, 1999, foreign exchange gains of NT$75 million in the year ended December 31, 2000 and foreign exchange gains of NT$55 million in the year ended December 31, 2001.. Despite selective hedging and other mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations.

Risks Relating to Countries in Which We Conduct Operations

Adverse economic conditions in Asia could negatively affect our business, cause the demand for our services to decrease materially and increase the cost of our services in currencies other than the NT dollar.

Our testing and assembly facilities are located in Taiwan. Our customers are primarily located in Taiwan, the United States and Japan. As a result, our business is subject to various uncertainties beyond our control, such as:

- changes in laws and policies affecting trade and investment, including foreign exchange controls; and
- developing local infrastructure.

In addition, the currencies of several countries in Asia, including Taiwan, where all of our operating facilities are located and where many of our customers have facilities, have experienced substantial depreciation and volatility since July 1997. In response to this depreciation and volatility, some governments in the region took drastic steps to stabilize their currencies, including raising official interest rates.

Strained relations between the Republic of China and the People's Republic of China could negatively affect our business and the market price of our shares.

Our principal executive offices and our testing and assembly facilities are located in Taiwan. The Republic of China has a unique international political status. The People's Republic of China does not recognize the legitimacy of the Republic of China. Although significant economic and cultural relations have been established during recent years between the Republic of China and the People's Republic of China, relations have often been strained. The government of the People's Republic of China has indicated that it may use military force to gain control over Taiwan in some circumstances, such as a declaration of independence by Taiwan, the prolonged delay by the Republic of China to commence reunification negotiations, foreign power interference in Taiwanese affairs or the refusal by the Republic of China to accept the People's Republic of China's stated "one China" policy. In elections held on December 1, 2001, the Democratic Progressive Party became the political party controlling the largest number of seats in Taiwan's Legislature. Past developments in relations between the Republic of China and the People's Republic of China have on occasion depressed the market prices of the securities of Taiwanese companies, including our own. Relations between the Republic of China and the People's Republic of China and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our common shares.

We are vulnerable to disasters and other disruptive events.

We currently provide most of our testing services through our facilities in the Hsinchu Science Park and in the Kaohsiung Export Processing Zone in Taiwan and all of our assembly services through our facility in the Tainan Science Park in Taiwan. Significant damage or other impediments to these facilities as a result of natural disasters, industrial strikes or industrial accidents could significantly increase our operating costs.

Taiwan is particularly susceptible to earthquakes. On September 21, October 22 and November 2, 1999, Taiwan experienced severe earthquakes that caused significant property damage and loss of life, particularly in the central part of Taiwan. These earthquakes damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. We experienced NT$1.3 million in damages to our machinery and equipment, NT$5.5 million in damages to our facilities, NT$0.9 million in damages to our inventory and five days of delay in our production schedule as a result of these earthquakes. Taiwan experienced additional, less severe earthquakes on May 17, 2000, June 11, 2000, and March 31, 2002.

In addition, the production facilities of many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected, it could result in a decline in the demand for our testing and assembly services. If our suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake, natural disaster or other disruptive event in Taiwan could severely disrupt the normal operation of business and have a materially adverse effect on our financial condition and results of operations.

Risks Relating to Our Holding Company Structure

Our ability to receive dividends and other payments from our subsidiary may be restricted by commercial, statutory and legal restrictions.

We are a holding company, and our only significant asset is our ownership interest in ChipMOS Taiwan. Dividends we receive from our subsidiary, if any, will be subject to taxation. The ability of our subsidiary to pay dividends, repay intercompany loans from us or make other distributions to us is restricted by, among other things, the availability of funds, the terms of various credit arrangements entered into by our subsidiary as well as statutory and other legal restrictions. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiary to distribute dividends to us, we cannot assure you that the relevant regulations will not be changed and that the ability of our subsidiary to distribute dividends to us will not be restricted in the future.

Our ability to make further investments in ChipMOS Taiwan may be dependent on regulatory and shareholder approvals.

ChipMOS Taiwan is dependent on us for future equity-related financings, and any capital contribution by us to ChipMOS Taiwan may require the approval of the relevant authorities in the Republic of China. For example, any capital contribution by us to ChipMOS Taiwan will require the approval of the authorities of the Science-Based Industrial Park Administration. We may not be able to obtain any such approval in the future in a timely manner or at all. In addition, the joint venture agreement between Mosel and Siliconware Precision requires that any increase in capital by ChipMOS Taiwan must be approved by the shareholders of ChipMOS Taiwan, including Siliconware Precision. Siliconware Precision has a right, under the laws of Republic of China, to purchase its pro rata share of any capital increase by ChipMOS Taiwan.

Risks Relating to Our Common Shares

Our Common Shares are subject to removal from the Nasdaq National Market if our Common Shares fail to maintain a minimum bid price of US$1.

Under the rules of the Nasdaq National Market, our Common Shares are subject to removal if the minimum bid price for our Common Shares fails to remain at or above US$1 for a period of 30 consecutive business days. During the period from June 19, 2001 through April 30, 2002, the market price of our Common Shares ranged from US$1.40 to US$5.30. We can give no assurance that the bid price of our Common Shares will remain above US$1.

Volatility in the price of our common shares may result in shareholder litigation that could in turn result in substantial costs and a diversion of our management's attention and resources.

The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and market prices of technology companies have been and continue to be extremely volatile. Volatility in the price of our common shares may be caused by factors outside of our control and may be unrelated or disproportionate to our results of operations. In the past, following periods of volatility in the market price of a public company's securities, shareholders have frequently instituted securities class action litigation against that company. Litigation of this kind could result in substantial costs and a diversion of our management's attention and resources.

Certain provisions in our bye-laws make the acquisition of us by another company more difficult and therefore may delay, defer or prevent a change of control.

Our bye-laws provide that our board of directors is divided into three classes of directors, each class to be reelected only once every three years. As a result, shareholders would not generally be able to replace a majority of the directors until after two annual general meetings. In addition, any extraordinary corporate transaction such as a merger, amalgamation or consolidation, or a sale or transfer of all or substantially all of our assets, cannot be done without the approval of shareholders representing 70% of all votes present at a general meeting called to consider such extraordinary transaction.

Future sales or issuance of common shares by us or our current shareholders could depress our share price and you may suffer dilution.

Sales of substantial amounts of shares in the public market, or the perception that future sales may occur following the quotation of our common shares on the Nasdaq National Market, could depress the prevailing market price of our shares. We have approximately 58.3 million shares outstanding, approximately 15 million shares of which are currently freely tradeable within the United States without restriction or further registration under the Securities Act of 1933.

In addition, we plan to issue, from time to time, additional shares in connection with employee compensation and to finance possible future investments or acquisitions. The issuance of additional shares may have a dilutive effect on other shareholders and may cause the price of our common shares to decrease. See "Item 6. Directors, Senior Management and Employees—Share Option Plan" for a discussion of the Share Option Plan that we have adopted for the benefit of all of our directors, officers, employees and consultants.

Item 4. Information on the Company

Industry Background

Semiconductors are the basic building blocks used to create electronic products and systems. Continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable semiconductors at a lower cost per function. These improvements have resulted in significant performance and price benefits for manufacturers of electronic systems. As a result, semiconductor demand has grown substantially in our primary markets of personal computer and communications equipment, and has experienced increased growth in additional markets, such as automotive products and industrial automation and control systems. According to the projections announced by Dataquest in December 2001, the global semiconductor market is expected to grow from US$148.0 billion in 2001 to US$244.5 billion in 2004, a compound annual growth rate of 7.23%. In addition, Dataquest estimates that the total size of the semiconductor packaging and testing market will grow from US$25 billion in 2001 to US$50 billion in 2005, of which 40% will be outsourced.

Overview of Semiconductor Manufacturing Process

The manufacturing of semiconductors is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The manufacturing process may be broadly divided into the following stages:

Process	Description
Circuit Design	The design of a semiconductor is developed by laying out circuit components and interconnections. A complex circuit may be designed with twenty or more layers of patterns.
Wafer Fabrication	This process begins with the generation of a photomask through the definition of the circuit design pattern on a photographic negative, known as a mask, by an electron beam or laser beam writer. These circuit patterns are transferred to the wafers using various processes. Each completed wafer contains many identical chips, each known as a die.
Wafer Probe	Each individual die is electrically tested, or probed, for defects. Dies that fail this test are marked to be discarded or, in some cases, salvaged using laser repair.
Assembly	The assembly of semiconductors serves to protect individual dies, or chips, facilitate their integration into electronic systems and enable the dissipation of heat produced when operating. The assembly process begins when diamond saws separate wafers into chips. Each die is affixed to a leadframe-based or organic substrate-based package by an adhesive. Then, in most cases, machines called wire bonders make electrical connections by connecting the terminals on the die to the inner leads of the package using fine metal wires. "Leads" are connections between the integrated circuits and the printed circuit board which could be in many forms such as solder plated protrusions, solder balls, pads and springs. Other techniques to connect the chip and the package include tape-automated bonding, in which a flexible tape containing a lead system is bonded to the chip using heat and pressure, and flip-chip technology, which replaces the wire bonds with soldered connections between chip and inner terminals. After the connections are completed, each chip is encapsulated for protection, usually in a molded epoxy enclosure. In leadframe based packages, leads are then trimmed and formed into various shapes.
Final Test	Packaged semiconductors are tested to ensure that the device meets performance specifications. Testing takes place on specialized equipment using software customized for each application. For memory semiconductors, this process includes "burn-in" testing to screen out unhealthy devices by applying high temperature and voltage on such devices. Final testing operations include top marking, final inspection and packing.

We are involved in the wafer probing, assembly and final testing stages of the semiconductor manufacturing process.

Outsourcing Trends in Semiconductor Manufacturing

Historically, integrated device manufacturers designed, manufactured, packaged and tested semiconductors primarily in their own facilities. In recent years, there has been a trend in the industry to outsource stages in the manufacturing process to reduce high costs resulting from the increasingly complex manufacturing process. Virtually every significant stage of the manufacturing process can be outsourced. Wafer foundry services and semiconductor assembly are currently the largest segments of the independent semiconductor manufacturing services market. Most of the world's major integrated device manufacturers now use some independent manufacturing services to maintain a strategic mix of internal and external manufacturing capacity. We believe that many of these manufacturers are significantly reducing their investments in new semiconductor testing and assembly facilities and that several are contemplating the divestment of their in-house testing and assembly operations.

The availability of technologically advanced independent manufacturing services has also enabled the growth of "fabless" semiconductor companies that focus on semiconductor design and marketing and outsource their fabrication, testing and assembly requirements to independent companies. Similarly, the availability of technologically advanced independent manufacturing services has encouraged "systems companies," equipment manufacturers that traditionally outsourced their manufacturing of semiconductor components used in the assembly of their systems products to integrated device manufacturers, to increasingly outsource to independent semiconductor manufacturing companies.

We believe the outsourcing of semiconductor manufacturing services will increase for many reasons, including the following:

Technological Sophistication and Significant Capital Expenditure. Semiconductor manufacturing, assembly and testing processes have become highly complex, requiring substantial investment in specialized equipment and facilities and sophisticated engineering and manufacturing expertise. In addition, product life cycles have been shortening, magnifying the need to continuously upgrade or replace manufacturing, assembly and testing equipment to accommodate new products. As a result, new investments in in-house testing, assembly and fabrication facilities are becoming less desirable for integrated device manufacturers because of the high investment costs as well as their inability to achieve sufficient economies of scale and utilization rates to be competitive with the independent service providers. Independent testing, assembly and foundry companies, on the other hand, are able to realize the benefits of specialization and achieve economies of scale by providing services to a large base of customers across a wide range of products. This enables them to reduce costs and shorten production cycles through high capacity utilization and process expertise.

Focus on Core Competencies. As the cost of semiconductor manufacturing facilities increases and the high demand for human resources continues, semiconductor companies are expected to further outsource their semiconductor manufacturing, assembly and testing requirements to focus their resources on core competencies, such as semiconductor design and marketing.

Time-to-Market Pressure. The increasingly short product life cycle has accelerated time-to-market pressure for semiconductor companies, leading them to rely increasingly on outsourced suppliers as a key source for effective manufacturing, assembly and testing services.

Growth of Fabless Semiconductor Companies and Outsourcing by Systems Companies. The substantial growth in the number of fabless semiconductor companies and systems companies that increasingly outsource their manufacturing requirements to independent companies will also continue to drive growth in the market for independent foundry, testing and assembly services.

Overview of the Company

We believe that we are one of the leading independent providers of semiconductor testing services. We provide a broad range of back-end testing services, including engineering testing, wafer probing and final testing for memory and mixed-signal semiconductors. We also provide testing services for liquid crystal display driver semiconductors. In addition, we offer a broad selection of leadframe-based and multi-chip package assembly services for memory and mixed-signal semiconductors, primarily thin small outline packages. We also offer assembly services for organic substrate-based packages, such as mini ball grid array packages and tape carrier packages.

We provide semiconductor testing and assembly services both separately, in which we may provide testing services or assembly services without necessarily providing the other, and on a turnkey basis. For our turnkey services, we purchase fabricated wafers and sell tested and assembled semiconductors, primarily memory products, to application and system manufacturers. From time to time we subcontract part of our assembly services, both when providing separate services and turnkey services, if we do not have sufficient capacity or the relevant assembly equipment required by our customers. We subcontracted 1.3% of our assembly services to Jkai Technology Inc., Taiwan Micropaq Corporation, Siliconware Precision and others in 2001. In 2001, 43% of our net revenues were from testing services, 33% were from assembly services and 24% were from turnkey services. Our largest customer, Mosel Vitelic Inc., or Mosel, accounted for 48% of our revenues in 2001 and our next two largest customers together accounted for 26% of our revenues in 2001.

Semiconductors tested and assembled by us are used in personal computers, graphic applications, such as game stations and personal digital assistants, communications equipment, such as cellular phones, and consumer electronic products. We believe, based upon a survey of our current customers, that services performed on semiconductors for personal computers, consumer electronic products and graphic applications accounted for approximately 91% of our revenues in 2001. Services performed on semiconductors for communications equipment accounted for approximately 9% of our revenues in 2001.

All of our testing and assembly facilities are in Taiwan. We conduct most of our testing operations in our testing facility in the Hsinchu Science Park. We also have a test facility in Kaohsiung where we test primarily logic semiconductors. Our assembly facility is located in the Tainan Science Park.

According to Industrial Technology Information Services, Taiwan accounted for 35.7% of the global independent testing market in 2001. In 2001, the top five independent testing companies in Taiwan accounted for 63.1% of Taiwan's independent testing market in terms of total revenues. We believe we ranked second among Taiwan's independent testing companies in 2001 in terms of revenues.

We are a holding company and all our current operations are conducted through ChipMOS Taiwan. ChipMOS Taiwan was founded in July 1997 as a joint venture among Mosel, Siliconware Precision and other investors. Mosel currently indirectly owns 65% of our outstanding common shares through its wholly owned subsidiary, Giant Haven Investments Ltd.

Our Structure and History

We are a holding company, and all our operations are conducted through our majority-owned subsidiary ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan. ChipMOS Taiwan was founded in 1997 as a joint venture among Mosel, Siliconware Precision and other investors. We were incorporated as a Bermuda corporation on August 1, 2000. The ownership of ChipMOS Taiwan was restructured in a series of transactions that resulted in holders of 70.25% of the common shares of ChipMOS Taiwan becoming our shareholders. In turn, we became the holder of 70.25% of the outstanding common shares of ChipMOS Taiwan. Due to 6,911,732 ChipMOS Taiwan's Common Shares granted by ChipMOS Taiwan as bonuses to certain of its employees in October 2001, as of May 31, 2002, our ownership of the outstanding common shares of ChipMOS Taiwan had decreased to 69.7%. Siliconware Precision remains the holder of approximately 28.73% of the outstanding common shares of ChipMOS Taiwan.

As of May 31, 2002, Mosel indirectly owned approximately 65% of our common shares.



Mosel Vitelic Inc.
100%
Giant Haven Investments Ltd.
64.7%
ChipMOS TECHNOLOGIES (Bermuda) LTD.
Siliconware Precision Industries Co. Ltd.
35%
69.7%
28.7%
ChipMOS TECHNOLOGIES INC.
25%
100%
100%
PlusMOS TECHNOLOGIES INC.
ChipMOS Japan Inc.
ChipMOS U.S.A. Inc.

Strategy

Our goal is to maintain our position as a leading independent provider of semiconductor testing services to leading integrated device manufacturers, "fabless" semiconductor companies and independent semiconductor foundries. We concentrate principally on testing and assembling high-density memory, mixed-signal and LCD driver semiconductors. The principal components of our business strategy are set out below.

Use Our Relationship with Mosel as its Primary Testing and Assembly Services Provider to Attract and Retain Leading Semiconductor Customers on a Worldwide Basis.

Mosel offers semiconductors design and fabrication services to its worldwide customers. We are the primary provider of testing and assembly services to Mosel. As a result, we have been qualified by Mosel's customers such as IBM, Seagate, Hewlett Packard, Fujitsu Limited, OKI Electric Industry Co., Ltd. and Sharp Corporation to test and assemble their semiconductor devices. PlusMOS, which is 35% owned directly by Mosel and 25% owned by ChipMOS Taiwan, offers module services to integrate semiconductor assembly to system circuit boards. As a result, our relationship with Mosel allows us to offer our services as part of a comprehensive set of semiconductor design, manufacturing, testing and assembly services to attract and retain high quality customers around the world. As part of these jointly offered services, we provide outsourced testing and assembly services to Mosel. Mosel accounted for 49% of our net revenues in 2000 and 48% in 2001.

Enhance Our Research and Development Capability to Create New Testing and Assembly Services for Increasingly Sophisticated Semiconductors.

Our ability to provide progressively more advanced testing and assembly services to customers, which we believe is critical to our business, depends on our continuous investments in research and development. In 1999 and 2000, we spent approximately 4% of our net revenues on research and development. In 2001, we spent approximately 8% of our net revenues on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. Our research and development team currently comprises 125 persons, 31 of whom have advanced degrees in electrical engineering or other related disciplines. In addition, we will continue to jointly develop new testing and assembling technologies with research institutions and universities.

We expect to focus our research and development effort in the following areas:

- developing new software conversion programs to increase the capabilities of our testers;
- developing technologies for wafer level burn-in and testing before assembling;
- acquiring three-dimensional technology and flip-chip packaging which, compared with traditional (face-up) configurations, provides shorter leads, higher frequency, higher density and smaller footprints by mounting the chip surface to the face of the substrate;
- improving manufacturing yields for new packaging technologies; and
- developing environmentally friendly packaging services which focus on eliminating the lead and halogen elements from the materials employed in the package and reducing the toxicity of gaseous chemical wastes.

Maintain Our Leading Position in the Independent Testing Market and Strengthen Our Assembly Capability.

We believe that the independent testing market for semiconductors will continue to experience rapid growth. Based on our core testing capabilities and strategic relationships, we believe that we will be able to maintain our leading position in the independent testing market. We expect to acquire more advanced packaging services to complement our testing capability acquired to enhance back-end services offered to our key customers. Towards this end, we have recently introduced mini ball grid array packages and testing and assembly services on tape carrier packages.

Focus on Developing Long-Term Relationships with, and Increase Sales to, High-Growth Customers.

We plan to increase our sales to manufacturers of communications equipment and multinational integrated device manufacturers. From time to time, we strategically allocate our testing and assembly capacity to those customers. We believe that these companies will be increasingly dependent on sophisticated testing services provided by independent testing companies like us and will continue to outsource their testing and assembly requirements. Many of the leading manufacturers of semiconductors for communications equipment, including Asahi Kasei Microsystem Co., Ltd., OKI Electric Industry Co. Ltd., Sharp Corporation and United Microelectronics Corporation are already our customers. We intend to increase our sales to these companies because we believe they represent attractive long-term growth opportunities for us. We have been successful in attracting new customers in this sector, such as National Semiconductor Inc., HiMAX Technologies, NOVATEK Microelectronics Corp., Misubishi Electric Taiwan Co., Ltd., Toshiba Corporation Semiconductor Company, Solomon Systech Limited and Texas Instrument Japan Limited.

Expand Our Testing and Assembly Services for Tape Carrier Packages.

We commenced testing and assembly services for tape carrier packages in 2000 and purchased additional equipment for tape carrier package services in April 2002. The primary use of the tape carrier packages that we test and assemble is for LCD driver semiconductors which are used in handheld electronics, cellular phones, flat panel displays and notebook computers. According to Industrial Technology Information Services, the market for the thin film transistor LCD, or TFT LCD, that is used in notebook computers, monitors and televisions, will grow from approximately 497 million units in 2001 to approximately 923 million units in 2004, representing a compound annual growth rate of 28.4%, and the market for the Super Twisted Nematic LCD, or STN LCD, that is used in hand-held eletronics, such as mobile phones and PDAs, will grow from approximately 639 million units in 2001 to approximately 997 million units in 2004. We had revenues of NT$132 million from testing and assembly of tape carrier packages in 2001 and plan to continue to increase our capacity of tape carrier package services to meet the expected increasing demand for LCD driver semiconductors.

Expand Our Testing and Assembly Services to Module and Sub-system.

We commenced testing and assembly services for Chip-on-Film, or COF, module in 2001. We have developed this proprietary technology from our existing tape carrier package technology, and it has been accepted by several customers. The primary use of the COF module is to replace Liquid Crystal Module, or LCM, in certain applications. LCM is mainly employed in handheld electronics, such as personal digital assistants, or PDAs, and cellular phones. In responding to the growing market demand, we have invested our research and development resources in developing manufacturing and testing technologies for module and sub-system that can be used in flat panel displays. Our focus is on developing LCM, liquid crystal on silicon, or LCOS, micro-display module and optical engine technologies.

Principal Products and Services

The following table presents, for the periods shown, revenues by service segments as a percentage of our net revenues.

	Year ended December 31,				
	1997	1998	1999	2000	2001
	(percentage of net revenues)				
Testing revenues	52	57	46	58	43
Assembly revenues	48	43	31	29	33
Turnkey revenues	—	—	23	13	24
Total net revenues	100	100	100	100	100

Testing

We provide a broad range of back-end semiconductor testing services, including engineering testing, wafer probing, laser repairing, burn-in testing, top marking, final testing and final inspection and packing. We provide testing services on memory, mixed-signal and LCD driver semiconductors. The testing of semiconductors requires technical expertise and knowledge of the specific applications and functions of the semiconductors tested. In addition to maintaining different types of testing equipment, which enables us to test a variety of semiconductor functions, we work closely with our customers to design effective testing and software conversion programs on many different types of equipment for particular semiconductors.

Following is a description of our testing services:

Engineering Testing. We provide engineering testing services, including software program development, electrical design validation, and reliability and failure analyses.

- *Software Program Development.* Design and test engineers develop a customized software program and related hardware to test semiconductors on advanced testing equipment. A customized software program is required to test the conformity of each particular semiconductor type to its particular function and specification.

- *Electrical Design Validation.* A prototype of the designed semiconductor is submitted to electrical tests using advanced test equipment, customized software programs and related hardware. These tests assess whether the prototype semiconductor complies with a variety of different operating specifications, including functionality, frequency, voltage, current, timing and temperature range.

- *Reliability Analysis.* Reliability analysis is designed to assess the long-term reliability of the semiconductor and its suitability of use for its intended applications. Reliability testing can include operating life evaluation services, in which high temperature and voltage is applied to a semiconductor for a period of time long enough to cause the failure of marginal devices.

- *Failure Analysis.* In the event that the prototype semiconductor does not function to specifications during either the electrical validation or reliability analysis processes, it is typically subjected to failure analysis to determine why it did not perform as anticipated. As part of this analysis, the prototype semiconductor may be subjected to a variety of analyses, including electron beam probing and electrical testing.

Wafer Probing. Wafer probing is the step immediately before assembly of semiconductors and involves visual inspection and electrical testing of the processed wafer for defects to ensure that it meets our customers' specifications. Wafer probing employs sophisticated design and manufacturing technologies to connect the terminals of each chip for testing. Defective chips are marked on the surface or memorized in the electronic file, known as mapping file, to facilitate the subsequent processing.

Laser Repairing. In laser repairing on memory products, specific poly or metal fuses are blown after wafer probing to enable a spare row or column of a memory cell to replace a defective memory cell.

The above testing services are performed before assembly. After assembly, we perform the following testing services.

Burn-In Testing. This process screens out less reliable products by using high temperature, high voltage and prolonged stress to ensure that finished products will survive a long period of end-user service. This process is used only for memory products.

Top Marking. By using either a laser marker or an ink marker, we identify our products with characteristics specified by our customers, including our customer's logo, product type, date code and lot number.

Final Testing. Assembled semiconductors are tested to ensure that the devices meet performance specifications. Testing takes place on specialized equipment using software customized for each application in different temperature conditions ranging from minus 45 degrees celsius to 85 degrees celsius. One of the testing steps includes speed testing to classify the parts into different speed grades.

Final Inspection and Packing. Final inspection involves visual or auto-inspection of the devices to check for any bent leads, inaccurate markings or other construction defects. Packing involves dry packing, packing-in-tube and tape and reel. Dry pack involves heating semiconductors at 125 to 150 degrees celsius for about two hours to remove the moisture before the semiconductors are vacuum-sealed in an aluminium bag. Packing-in-tube involves the employment of anti-static tube to carry the product for shipping. Tape and reel pack involves transferring semiconductors from a tray or tube onto an anti-static embossed tape and rolling the tape onto a reel for shipment to customers.

We provide our testing services on the following types of semiconductors:

Memory. We provide testing services for a variety of memory semiconductors, such as static random access memory, or SRAM, dynamic random access memory, or DRAM, and flash memory semiconductors. To accelerate the time-consuming process of memory product testing, we provide multi-site testing which can provide testing services simultaneously for up to 128 devices. The memory semiconductors we test are used primarily for personal and notebook computers and also in wireless communication devices.

Mixed-Signal. We conduct tests on a wide variety of mixed-signal semiconductors, with lead counts ranging from the single digits to over 640 and operating frequencies of up to 400 MHz. The semiconductors we test include those used for networking and wireless communications, data communications, graphics and disk controllers for home entertainment and personal computer applications. We also test a variety of application specific integrated circuits, or ASICs, for applications such as cellular phones, digital still cameras and personal digital assistants.

LCD Driver. We conduct full function testing of LCD driver semiconductors with a specifically designed probe handler to ensure reliable contact to the designed test pads on the tape carrier package tape. With applications of either super twisted nematic LCD, or STN LCD, or thin film transistor LCD, or TFT LCD, the drivers may be tested with a frequency of up to 100 MHz and at a voltage up to 40V. The testing is performed in a temperature-controlled environment with the device in tape form. The assembled and tested LCD drivers in tape form are packed in between spacer tape together with dessiccant in an aluminum bag to avoid touching each other during shipping. The LCD driver semiconductors we test are used primarily in handheld electronics, cellular phones, flat panel displays and notebook computers.

Assembly

Our assembly services generally involve the following steps:

Wafer Lapping	The backsides of wafers are ground until the wafers are at their required thickness.

Die Saw	Wafers are cut into individual dies, or chips, in preparation for the die-attach process.
Die Attach	Each individual die is attached to the leadframe or substrate.
Wire Bonding	Using gold wires, the dies are connected to the package inner leads.
Molding	The encapsulation of the die and wire through the molding process provides physical support and protection for the die and wire.
Marking	Each individual package is marked to provide product identification.
Dejunking and Trimming	Mold flash is removed from between the lead shoulders through dejunking, and the dambar is cut during the trimming process.
Electrical Plating	A solderable coating is added to the package leads to prevent oxidization and to keep solder wettability of the package leads.
Forming/Singulation	Forming involves the proper configuration of the device packages leads, and singulation separates the packages from each other.

Packages

We offer a broad range of package formats designed to provide our customers with a broad array of packaging services. The packaging services we offer customers are leadframe-based packages, which include thin small outline packages, and organic substrate-based packages, including mini BGA and tape carrier packages.

The differentiating characteristics of these packages include:

- the size of the package;
- the number of electrical connections which the package can support;
- the electrical performance and requirements of the package; and
- heat dissipation requirements of the package.

As modern applications for semiconductor devices require smaller components, the size of packages has also decreased. In leading-edge packages, the size of the package is reduced to just slightly larger than the size of the individual chip itself, in a process known as chip scale packaging, or CSP.

As semiconductor devices increase in complexity, the number of electrical connections required also increases. Our leadframe-based products have electrical connections from the semiconductor device to the electronic product through leads on the perimeter of the package. Our organic substrate-based products have solder balls on the bottom of the package, which create the electrical connections with the product and can support large numbers of electrical connections.

Leadframe-Based Packages

Leadframe-based packages are the most widely used package category and are characterized by a semiconductor chip encapsulated in a plastic molding compound with metal leads on the perimeter. This package category has evolved from a design where the leads are plugged into holes on the circuit board to a design where the leads are soldered to the surface of the circuit board.

The following diagram presents the basic components of a standard leadframe-based package for memory semiconductors:



Gold wire
Epoxy encapsulation
Lead
IC chip
Tape

To satisfy the demand for miniaturization of portable electronic products, we are currently developing and will continue to develop increasingly smaller versions of leadframe-based packages to keep pace with continually shrinking semiconductor device sizes. Our advanced leadframe-based packages generally are similar in design to our conventional leadframe-based packages. However, our advanced leadframe-based packages generally are thinner and smaller, have more leads and have advanced thermal and electrical characteristics. As a result of our continued product development, we offer leadframe-based packages with a wide range of lead counts and sizes to satisfy our customers' requirements.

The following table presents our principal leadframe-based packages, including the number of leads in each package, commonly known as lead-count, a description of each package and the end-use applications of each package.

Package	Lead-count	Description	End-Use Applications
Small Outline J-lead Package (SOJ)	24-42	Designed for low lead-count memory devices, including dynamic random access memory and high speed static random access memory	Personal computers, consumer electronics, audio and video products
Plastic Dual-in-line Package (PDIP)	28	Package with insertion leads on longer sides used in consumer electronics products	Electronic games, monitors, copiers, printers, audio and video products, personal computers
Plastic Leaded Chip Carrier (PLCC)	32	Package with leads on four sides used in consumer electronics products in which the size of the package is not vital	Copiers, printers, scanners, personal computers, electronic games, monitors
Thin Small Outline Package I (TSOP I)	28-56	Designed for high volume production of low lead-count memory devices, including flash memory, static random access memory, and mask read only memory	Notebook computers, personal computers, still and video cameras and standard connections for peripherals for computers
Thin Small Outline Package II (TSOP II)	40-86	Designed for memory devices, including flash memory, static random access memory, dynamic random access memory, synchronous dynamic random access memory and double data rate dynamic random access memory	Disk drives, recordable optical disks, audio and video products, consumer electronics, communication products
Low-Profile Quad Flat Package (LQFP)	48-208	Low-profile and light weight package designed for application-specific integrated circuits, digital signal processors, microprocessors/controllers, graphic processors, gate arrays, synchronous static random access memory, synchronous dynamic random access memory, personal computer chipsets and mixed-signal devices	Wireless communication products, notebook computers, digital cameras, cordless/radio frequency devices
Thin Quad Flat Package (TQFP)	48-120	Designed for light weight portable electronics requiring broad performance characteristics and mixed-signal devices	Notebook computers, personal computers, disk drives, office equipment, audio and video products and wireless communication products
Small Outline Package (SOP)	8-32	Designed for low lead-count memory and logic semiconductors, including static random access memory and micro-control unit	Personal computers, consumer electronics, audio and video products, communication products
Multi-Chip Package (TSOP with organic substrate)	32-54	Our patented design for customers' special request for memory devices, including static random access memory, dynamic random access memory, synchronous dynamic random access memory	Notebook computers, personal computers, disk drives, audio and video products, consumer products, communication products

Organic Substrate-based Packages

As the number of leads surrounding a traditional leadframe-based package increases, the leads must be closer together to minimize the size of the package. The close proximity of one lead to another can result in electrical shorting problems and requires the development of increasingly sophisticated and expensive techniques for producing circuit boards to accommodate the high number of leads.

The BGA format solves this problem by effectively creating external terminals on the bottom of the package in the form of small bumps or balls. These balls can be evenly distributed across the entire bottom surface of the package, allowing greater distance between the individual leads. For the highest lead count device, the ball grid array configuration can be manufactured less expensively and requires less delicate handling at installation.

Our organic substrate-based packages employ the mini ball grid array, or mini BGA, design which uses a plastic or tape laminate rather than a leadframe. Mini BGA design places the electrical connections, or leads, on the bottom of the package rather than around the perimeter. The mini BGA format was developed to address the need for the smaller foot print required by advanced memory devices. Benefits of ball grid array packaging over leadframe-based packaging include:

- smaller size;
- smaller foot print on a printed circuit board;
- better electrical signal integrity; and
- easier attachment to a printed circuit board.

The following diagram presents the basic component parts of a mini BGA package:


Epoxy
encapsulation
Gold wire
Chip
Bismaleimide
triazine substrate
Solder Ball (lead)
Epoxy

The following table presents the lead-count, the description and the end-use applications of mini BGA packages, the organic substrate-based package we currently assemble.

Package	Connections	Description	End-Use Applications
Mini BGA	32-165	Low-cost and space-saving packaging designed for low input/output count suitable for semiconductors that require a smaller package size than standard BGA	Memory, analog, flash memory, application specific integrated circuits, radio frequency devices, personal digital assistants, cellular phones, communication products, notebook computers, wireless systems
Substrate On Chip (SOC)	52-60	Our patented design for applications of dynamic random access memory products which require high performance and chip scale package	Notebook computers, cellular phones, global positioning systems, personal digital assistants, wireless systems
Multi-Chip BGA	62-90	Our patented design for application of two or more memory chips in one BGA package to increase memory density of memory and logic chips in one BGA	Notebook computers, digita l cameras, personal digital assistants, global positioning systems, sub-notebooks, board processors, wireless products
Stacked-Chip CSP	48-72	Designed for applications of two or more memory chips or logic and memory chips integrated in one chip scale package	Cellular phones, digital cameras, personal digital assistants, wireless communications products, notebook computers, global positioning system products

The following table presents the organic substrate-based packages we currently plan to assemble in the future, including the number of connections, a description of each package and the end-use applications of each package.

Package	Connections	Description	End-Use Applications
Micro BGA	46-72	Designed for high speed, high density, high performance memory devices, such as Rambus dynamic random access memory; synchronous dynamic random access memory and flash memory	High performance computers, play stations, notebooks, visual cellular phones, mixed-signal, wireless communications

Tape Carrier Packages

The tape carrier package is used in assembling semiconductors when an extremely thin package is required. Because of its flexibility and high number of inputs/outputs, tape carrier packages are primarily employed for STN LCD drivers or TFT LCD drivers, which are generally used for flat panel displays used in handheld electronic devices and cellular phones.

We acquired our assembly technology for tape carrier packages pursuant to a licensing agreement with Sharp Corporation. The term of the agreement with Sharp is for five years beginning February 10, 2000. Pursuant to this agreement, Sharp licensed to us tape carrier package-related technology and intellectual property rights. We in turn pay a royalty fee to Sharp ranging from 3% to 5% of the service fee paid to us by our customers minus the material cost incurred from providing tape carrier package-related services over the term of the licensing agreement except for the tape carrier package-related services provided to Sharp. We also provide tape carrier package-related services to other customers, including DenMOS Technology Inc., HiMAX Technologies Inc., and Toshiba Electronics Taiwan Corporation.

Tape carrier packages offer a high number of inputs/outputs, a thin package profile and a smaller footprint on the circuit board, without compromising performance. Key package features include surface mount technology design, fine pitch tape format, polyimide-up or polyimide-down, and slide carrier handling. Tape carrier packages use a tape-automated bonding process to connect die and tape. The printed circuit tape is shipped with a reel. The reel is then placed onto an inner lead bonder, where the LCD driver semiconductor is configured onto the printed circuit tape.

The tape carrier package component consists of the device interconnected to a three-layer tape which includes a polyimide carrier film, an epoxy-based adhesive layer and a metal layer. The tape metallization area of the interconnections is tin plated over a metal layer. The silicon chip and inner lead area is encapsulated with a high temperature thermoset polymer coating after inner lead bonding. The backside of the chip is left uncoated for thermal connection to the printed circuit board.

The following diagram presents the basic components of a tape carrier package.


Solder resist
Copper lead
Resin potting
Tape
Polyimide film
IC chip
Gold bump

The tape carrier package assembly process involves the following steps:

Die Saw	Wafers are cut into individual die, or chips, in preparation for inner lead bonding.
Inner Lead Bonding	An inner lead bonder machine connects the chip to the printed circuit tape.
Potting	The package is sealed with an epoxy.
Potting Cure	The potting cure process matures the epoxy used during the potting stage with high temperatures.
Marking	An infrared marker and a ultraviolet marker are used to provide product identification.
Marking Cure	The marking cure process matures the marking ink by subjecting the semiconductor to high temperatures.

Turnkey

To efficiently utilize our excess capacity during the downturn in the semiconductor market in 1998 and 1999, we began to provide turnkey services in early 1999. Our turnkey services consist of the purchase by us of fabricated wafers, primarily memory semiconductors, from manufacturers such as Mosel, Winbond Electronics Corporation and Elite Memory Technology Inc. We then test and assemble the dies cut from the fabricated wafers and resell the completed semiconductors to our customers. The level of our turnkey services declined by the end of the third quarter of 2000, as our testing and assembly utilization rates increased towards our full capacity, thereby reducing our need to fill our excess capacity. Starting in the first quarter of 2001, we increased the level of our turnkey services to more efficiently utilize our excess capacity as a result of decreased testing and assembly utilization rates due to the moderation in market demand for semiconductors.

Drop Shipment

We offer drop shipment services for shipment of semiconductors directly to end users designated by our customers. We provide drop shipment services, including packaging in customer-approved and branded boxes, to a majority of our testing and assembly customers. Since drop shipment eliminates the additional step of inspection by the customer prior to shipment to end users, quality of service is a key to successful drop shipment service. We believe that our ability to successfully execute our full range of services, including drop shipment services, is an important factor in maintaining existing customers as well as attracting new customers.

Facilities

We provide testing services through our three facilities in Taiwan, one in the Hsinchu Science Park, one in the Tainan Science Park and one in the Kaohsiung Export Processing Zone. We provide assembly services through our facility in the Tainan Science Park. We lease the land for our Hsinchu testing facility and Tainan assembly facility from the Science-Based Industrial Park Administration under 20-year leases. Our leases for our Hsinchu facility expire in 2008 and 2017 and our lease for our Tainan facility will expire in 2017. We lease the land for our Kaohsiung testing facility from the Kaohsiung Export Processing Zone Administration under a three-year lease which expires in June 2002.

The following table shows the location, primary use and size of each of our facilities, and the principal equipment installed at each facility, as of the end of December 2001.

Location of Facility	Primary Use	Size of Land	Testers/Bonders
Hsinchu Science Park, Taiwan	Testing	28,632 square meters	146 testers
Tainan Science Park, Taiwan	Assembly/Testing	56,680 square meters	121 wire bonders 34 inner lead bonders 17 testers
Kaohsiung Export Processing Zone, Taiwan	Testing	7,497 square meters	53 testers

In March 2002 we entered into a cooperation agreement with the Shanghai Qingpu Industrial Park Development Group Company in which we have agreed in principle to construct a wholly-owned facility in the Shanghai Qingpu Industrial Park to provide testing and assembly services. We currently contemplate commencing construction of the facility by September 2002 with commercial testing and assembly services commencing by the third quarter of 2003. We currently intend to initially offer TSOP packaging, testing and assembly of tape carrier package and module and sub-system manufacturing, and expand throughout 2004 and 2005 the various testing and assembly services offered by us. We currently expect our total costs in connection with the construction and commencement of this facility to be approximately US$250 million, US$37.5 million of which will be required in the second half of 2002.

Raw Materials

Semiconductor testing requires minimal raw materials. Fabricated wafers are the main raw materials for our turnkey services. Substantially all of the raw materials used in our non-tape carrier package assembly processes are interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the tape carrier package testing and assembly process include carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. Cost of raw materials represented 22% of our net revenues in 2000 and 35% of our net revenues in 2001.

We do not maintain large inventories of leadframes, organic substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material for approximately one month's production based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, several of our principal suppliers dedicate portions of their inventories, typically in amounts equal to the average monthly amounts supplied to us, as reserves to meet our production requirements. However, shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. See "Item 3. Key Information—Risk Factors—If we are unable to obtain raw materials from our suppliers, our production schedules would be delayed and we may lose customers" for a discussion of the risks associated with our raw materials purchasing methods. For example, in 1997 and 1998, the industry experienced a shortage in the supply of advanced organic substrates used in BGA packages, which are currently available only from a limited number of suppliers located primarily in Japan. Similarly, with the exception of aluminum bags and inner and outer boxes, which we acquire from local sources, the raw materials used in our tape carrier package process are obtained from a limited number of Japanese suppliers.

Equipment

Testing

Testing equipment is the most important and most capital intensive component of the testing process. Upon the acquisition of new testing equipment, we install, configure, calibrate and perform burn-in diagnostic tests on the equipment. We also establish parameters for the testing equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. As of December 31, 2001, we operated 216 testers. We generally seek to purchase testers with similar functionality and the ability to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Advantest Corporation, Agilent Technologies and Credence Systems Corporation.

In general, particular semiconductors can be tested on only a limited number of specially designed testers. As part of the qualification process, customers will specify the machines on which their semiconductors may be tested. We often develop test program conversion tools that enable us to test semiconductors on multiple equipment platforms. This portability between testers enables us to allocate semiconductors testing across our available testing capacity and thereby improve capacity utilization rates. In cases where a customer requires the testing of a semiconductor that is not yet fully developed, the customer consigns its testing software programs to us to test specific functions. In cases where a customer specifies testing equipment that is not widely applicable to other semiconductors which we test, we require the customer to furnish the equipment on a consignment basis. Currently, no testers are furnished to us on a consignment basis.

We will continue to place orders for and acquire additional testing equipment in future periods to the extent market conditions, cash generated from operations, the availability of financing and other factors make it desirable to do so. However, some of this equipment and related spare parts have been in short supply in recent years. Moreover, this equipment is only available from a limited number of vendors or is manufactured in relatively limited quantities and may have lead times from order to delivery in excess of six months.

We acquired tape carrier package-related equipment from Sharp to initiate our tape carrier package-related services. We subsequently purchased additional tape carrier package-related testers from Yokogawa Electric Corp. and Advantest Corporation. In addition, in April 2002, we purchased additional assembly and test equipment for tape carrier package from Walsin Advanced Electronics Ltd. Including the tape carrier package-related equipment we purchased from Walsin, we intend to purchase 24 testers and 28 inner lead bonders in 2002.

Assembly

The number of wire bonders at a given facility is commonly used as a measure of the assembly capacity of the facility. Typically, wire bonders may be used, with minor modifications, for the assembly of different products. We purchase wire bonders principally from Shinkawa Co., Ltd. As of December 31, 2001, we operated 121 wire bonders. In addition to wire bonders, we maintain a variety of other types of assembly equipment, such as wafer grinders, wafer mounters, wafer saws, die bonders, automated molding machines, laser markers, solder platers, pad printers, dejunkers, trimmers, formers, substrate saws and lead scanners.

As of December 31, 2001, we operated 34 inner lead bonders for tape carrier packaging.

Software Development, Conversion and Optimization Program

We work closely with our customers to provide sophisticated software engineering services, including test program development, conversion and optimization, and related hardware design. Generally, testing requires customized testing software and related hardware to be developed for each particular product. Software is often initially provided by the customer and then converted by us at our facilities for use on one or more of our testing machines and contains varying functionality depending on the specified testing procedures. Once a conversion test program has been developed, we perform correlation and trial tests on the semiconductors. Customer feedback on the test results enables us to adjust the conversion test programs prior to actual testing. We also typically assist our customers in collecting and analyzing the test results and recommend engineering solutions to improve their design and production process. While most of our test programs are created or prepared by our customers, any inability to successfully implement or convert test programs could materially and adversely affect our operations. See "Risk Factors—The complexity of the semiconductor testing and assembly process increases the costs and production risks of our business" for a discussion of the risks associated with software conversion programs.

Sales and Marketing

Sales and Marketing Offices

We maintain sales and marketing offices in Taiwan, Japan and the United States. Our sales and marketing strategy is to focus on memory semiconductors in Taiwan, LCD drivers semiconductors in Japan and Taiwan and mixed-signal semiconductors in Taiwan, Japan and the United States. As of December 31, 2001, our sales and marketing efforts were primarily carried out by a team of 21 sales professionals, application engineers and technicians. Each of these teams focuses on specific customers and/or geographic regions. As part of our emphasis on customer service, these teams:

- actively participate in the design process at the customers' facilities;
- resolve customer testing and assembly issues; and
- promote timely and individualized resolutions to customers' issues.

We conduct marketing research through our in-house customer service personnel and through our relationships with our customers and suppliers to keep abreast of market trends and developments. Furthermore, we do product/system bench marking analyses to understand the application and assembly technology evolution, such as analysis on mobile phones and CD-/DVD-ROM players. In addition, we regularly collect data from different segments of the semiconductor industry and, when possible, we work closely with our customers to design and develop testing and assembly services for their new products. These "co-development" or "sponsorship" projects can be critical when customers seek large scale early market entry with a significant new product.

Under service agreements dated April 1, 2000, we have appointed a non-exclusive sales agent for promoting our services for memory semiconductors in the United States and Japan. Our sales agent helps us promote and market our semiconductors, maintain relations with our existing and potential customers and communicate with our customers on quality, specific requirement and delivery issues. We generally pay our sales agent a commission of 2.5% of our revenues from services for memory semiconductors in the United States and Japan. For the year ended December 31, 2000, we paid NT$16 million in commissions to our sales agent and for the year ended December 31, 2001, we paid NT$6 million in commissions to our sales agent.

Customers

We believe that the following factors have been, and will continue to be, important factors in attracting and retaining customers:

- our advanced testing and assembly technologies;
- our focus on high-density, high-level memory products and mixed-signal communication products;
- our reputation for high quality and reliable services; and

- our strong financial base to meet customers' demands that require capital investments.

The number of our customers has grown from seven in 1997 to 87 in 2001. Leading semiconductor companies which were among our top 15 customers in 2000 or 2001 include (in alphabetical order):

Alliance Semiconductor Corp.
AMIC Technology (Taiwan) Inc.
Brilliance Semiconductor Inc.
Elite Memory Technology Inc.
Etron Technology Inc.
Galvantech, Inc. (Cypress Semiconductor)
HiMAX Technologies, Inc.
Microchip Technologies
Mosel Vitelic Inc.
Nanoamp Solutions Inc.
NOVATEK Microelectronics Corp.
OKI Electric Industry Co., Ltd.
PlusMOS Technologies Inc.
Ultima Electronics Corp.
United Microelectronic Corporation

Our largest customer, Mosel, accounted for 59% of our net revenues in 1999, 49% in 2000 and 48% in 2001. Our second and third largest customers together accounted for 18% of our net revenues in 1999, 19% in 2000 and 26% in 2001. In 2000, our second and third largest customers were Ultima Electronics Corporation and Alliance Semiconductor Corp. and in 2001, they were Ultima Electronics Corporation and Elite Memory Technology Inc. We test and package for our customers a wide range of semiconductors with diverse end-use applications in the personal computers, communications equipment and other sectors. We have been successful in attracting new customers such as National Semiconductor Inc., HiMAX Technologies, NOVATEK Microelectronics Corp., Misubishi Electronic Taiwan Co., Ltd., Toshiba Corporation Semiconductor Company, Solomon Systech Limited and Texas Instrument Japan Limited.

We enter into annual contracts with a majority of our major customers. In 2000 and 2001, 80% and 64% of our revenues were generated by customers with which we have annual contracts. These contracts normally provide that the quantities of semiconductors to be assembled and/or tested are updated by the customer every month, generally through three-month non-binding rolling forecasts. The contracts generally do not specify the price for our services, which will typically be agreed upon at the time of the placing of each purchase order.

We categorize our net testing and assembly revenues based on the country in which the customer is headquartered. The following table sets out, for the periods indicated, the percentage breakdown of our net revenues, categorized by geographic region.

	Period from July 28, 1997 (inception) to December 31,	Year ended December 31,			
	1997	1998	1999	2000	2001
	(percentage of net revenues)				
Taiwan	99	95	90	79	89
Japan	1	4	8	9	4
United States	—	1	2	10	6
Thailand	—	—	—	2	1
Hong Kong	—	—	0(1)	0(1)	—
Total	100	100	100	100	100

(1) less than 1%.

Qualification and Correlation by Customers

Our customers generally require that our facilities undergo a stringent "qualification" process during which the customer evaluates our operations, production processes and product reliability, including engineering, delivery control and testing capabilities. In addition, we are qualified by many of Mosel's customers, including major customers such as International Business Machines Corporation and Seagate Technology Inc. The qualification process typically takes up to eight weeks, but can take longer depending on the requirements of the customer. For test qualification, after we have been qualified by a customer and before the customer delivers semiconductors to us for testing in volume, a process known as "correlation" is undertaken. During the correlation process, the customer provides us with test criteria, information regarding process flow and sample semiconductors to be tested and either provides us with the test program or requests that we develop a new or conversion program. In some cases, the customer also provides us with a data log of results of any testing of the semiconductor which the customer may have conducted previously. The correlation process typically takes up to two weeks, but can take longer depending on the requirements of the customer.

Quality Control

We believe that our reputation for high quality and reliable services has been an important factor in attracting and retaining leading international semiconductor companies as customers for our testing and assembly services. We are committed to delivering semiconductors which meet or exceed our customers' specifications on time and at a competitive cost. We maintain quality control staff at each of our facilities. Our quality control staff typically includes engineers, technicians and other employees who monitor testing and assembly processes in order to ensure high quality. We employ quality control procedures in the following critical areas:

- sales quality assurance: following market trends to anticipate customers' future needs;
- design quality assurance when developing new testing and assembly processes;
- supplier quality assurance: consulting with our long-term suppliers;
- manufacturing quality assurance: through a comprehensive monitoring program during mass production; and
- service quality assurance: quickly and effectively responding to customers' claims after completion of sale.

All of our facilities have been certified as meeting the QS 9000 quality standards by the International Automotive Sector Group. Our facilities in Hsinchu and Tainan have also been certified as meeting the ISO 9002 quality standards. The ISO 9002 certification is required by many countries worldwide in connection with sales of industrial products in such countries. The QS 9000 quality standards provide for continuous improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain. Like the ISO certification, the QS 9000 certification is required by some semiconductor manufacturers as a threshold indicator of a company's quality control standards. We also earned the 1998 QC Group Award from The Chinese Society of Quality, an equivalent of the similar award from the American Society of Quality. In addition, our laboratories have been awarded Chinese National Laboratory Accredition under the categories of electricity, electrical test and temperature caliberation.

Our testing and assembly operations are undertaken in clean rooms where air purity, temperature and humidity are controlled. To ensure stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. federal 209E class 1,000, 10,000 and 100,000 standards. A class 1,000 clean room means a room containing less than 1,000 particles of contaminants per cubic foot.

We have established manufacturing quality control systems which are designed to ensure high-quality services to our customers and maintain reliability and high production yields at our facilities. We employ specialized equipment for manufacturing quality and reliability control, including:

- temperature cycling testers, thermal shock testers, pressure cook testers and high accelerated stress testers for reliability analyses;
- a scanning acoustic tomograph and scanning electronic microscope for physical failure analysis, semi-auto probe and curve tracer and direct current tester station for electrical failure analysis; and
- three-dimensional-measurement for full dimension measurement.

In addition, to enhance our performance and our research and development ability, we also installed a series of high-cost equipment, such as temperature humidity bias testers, low temperature storage-life testers and high accelerated stress testers. Most of our competitors do not own this equipment.

As a result of our ongoing focus on quality, we achieved monthly packaging yields of an average of 99.93% for the year ended December 31, 2001. The packaging yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped for packaging divided by the number of individual integrated circuits that are attached to leadframes or organic substrate.

Competition

The independent testing and assembly markets are very competitive. Our competitors include large integrated device manufacturers with in-house testing and assembly capabilities, semiconductor assembly companies with in-house testing capabilities and other independent semiconductor testing and assembly companies, especially those offering turnkey testing and assembly services, such as Advanced Semiconductor Engineering Inc., ASE Test Limited, ASAT Limited, Siliconware Precision, ST Assembly Test Services Ltd. and ChipPAC Incorporated. We believe that the principal competitive factors in the independent semiconductor testing industry are:

- engineering capability/software development;
- quality of service;
- flexibility;
- capacity;
- production cycle time; and
- price.

In assembly services, we compete primarily on the basis of:

- production yield;
- production cycle time;
- process technology;
- quality of service;

- capacity;
- location; and
- price.

Integrated device manufacturers that use our services continuously evaluate our performance against their own in-house testing and assembly capabilities. These integrated device manufacturers may have access to more advanced technologies and greater financial and other resources than we do. We believe, however, that we can offer greater efficiency and lower costs while maintaining an equivalent or higher level of quality for three reasons:

- First, we offer a broader and more complex range of services for our customers as compared to the in-house testing and assembly operations of integrated device manufacturers. Integrated device manufacturers tend to focus their resources on improving their front-end operations;
- Second, we generally have lower unit costs because of our higher utilization rates as compared to the in-house testing operations of integrated device manufacturers; and
- Finally, we tend to offer a wider range of services in terms of the complexity and technology as compared to the in-house testing operations of integrated device manufacturers.

Research and Development

We believe that research and development is critical to our future success. In 1999 and 2000, we spent at least 4% of our net revenues on research and development, and in 2001, we spent 8% of our net revenues on research and development. We intend to sustain our commitment to these efforts.

Our research and development efforts have focused primarily on improving the efficiency production yields and technology of our testing and assembly services. From time to time, we jointly develop new technology with universities and research institutions. For testing, our research and development efforts focus particularly on complex, high speed, high pin count and high density semiconductors in fine pitch and thin packages. Our projects include:

- development of testing environments for simultaneous wafer probing and package testing;
- development/conversion of test programs;
- development of wafer-level burn-in;
- development of wafer-level testing;
- testing new products using existing machines;
- providing customers remote access to monitor test results; and
- development of testing technologies for module and sub-system for flat panel displays.

We are also continuing development of interface designed to provide for high-frequency testing by minimizing electrical noise.

For assembly, our research and development efforts focus on:

- high performance;

- fine pitch;
- miniaturization;
- multi-chip packaging;
- multi-chip modules;
- stacked-chip CSP;
- modules and sub-systems for flat panel displays;
- thinner and more flexible packaging such as chip-on-film packaging;
- three-dimensional packaging; and
- developing environmentally friendly packaging services.

Our projects include developing multi-chip package, lead-free products, 12 inch wafer technologies, 100 micron wafer thickness technology, and COF module, LCOS microdisplay and optical engine assembly technologies. We work closely with our customers to design and modify testing software and with equipment vendors to increase the efficiency and reliability of testing and assembling equipment. Our research and development operations also include a mechanical engineering group, which currently designs handler kits for semiconductor testing and wafer probing, as well as software to optimize capacity utilization.

As of December 31, 2001, we employed 125 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

We maintain laboratory facilities to analyze the characteristics of semiconductor packages by computer simulation, and verify their performance by measurement devices. The use of computer simulation substantially reduces the time required to validate the suitability of a package for a given application, as compared with physical testing methods.

Intellectual Property

As of December 31, 2001, we held 123 patents in Taiwan, 2 patents in Japan and 3 patents in the United States, relating to various semiconductor testing and assembly technologies. These patents will expire at various dates from October 5, 2004 through March 7, 2020. As of December 31, 2001, we also had a total of 18 pending patent applications in the United States, 133 in Taiwan, 2 in Japan and 2 in the People's Republic of China. In addition, we have registered "InPack" as a software trademark in Taiwan.

We expect to continue to file patent applications where appropriate to protect our proprietary technologies. We may need to enforce our patents or other intellectual property rights or to defend ourselves against claimed infringement of the rights of others through litigation, which could result in a substantial cost and diversion of our resources. See "Item 3—Key Information—Risk Factors—Disputes over intellectual property could be costly and deprive us of technology necessary for us to stay competitive".

Environmental Matters

Semiconductor testing does not generate significant pollutants. The semiconductor assembly process generates gaseous chemical wastes, principally at the molding stage. Liquid waste is produced at the stage where silicon wafers are diced into chips with the aid of diamond saws and cooled with running water. In addition, excess materials on leads and moldings are removed from packaged semiconductors in the trimming and dejunking processes, respectively. We have installed various types of anti-pollution equipment for the treatment of liquid and gaseous chemical waste generated at our semiconductor assembly facilities in the Tainan Science Park, where all of our assembly operations are located. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards that are consistent with semiconductor industry practices in Taiwan, where all of our facilities are located. In addition, we believe we are in compliance in all material respects with present environmental laws and regulations applicable to our operations and facilities.

All of our facilities have been certified as meeting the ISO 14001 environmental standards by the International Standards Organization. Our testing facility in the Hsinchu Science Park won the "Plant Greenery and Beautification Excellence Award" from the Science-Based Industrial Park Administration and the "Green Office Award" from the Environment Protection Administration of ROC in 2000 and was awarded the "Outstanding Voluntary Protection Programs System Award" by the Labor Affairs Commission of the Republic of China in 1999. We will continue to implement programs and measures to reduce industrial waste, save energy, control pollution and related training. In 2001 we also completed our lead-free process control program which offers a lead-free method in an semiconductor package, a lead-free plating, a lead-free solder ball and a lead-free reliability method and specification.

Holding Company Operations

ChipMOS Bermuda currently does not have any significant assets or business operations other than its ownership interests in ChipMOS Taiwan. In the future, however, particularly if ChipMOS Bermuda acquires or expands into other businesses, ChipMOS Bermuda may establish its own administrative, accounting, sales and marketing, research and development or other functions which it would then provide to ChipMOS Taiwan and its other business units on a centralized basis. The purpose of establishing and maintaining this organizational structure would be to centralize functions which can be provided economically to multiple business units on a centralized functions. To properly document and allocate the costs of providing these services, ChipMOS Bermuda would likely enter into servicing agreements or other similar arrangements with its business units.

Insurance

We maintain insurance policies on our buildings, equipment and inventories. These insurance policies cover property damage and damage due to fire and explosion, earthquakes, typhoons and floods. The maximum coverage of our property insurance is approximately NT$17 billion. We do not currently maintain any insurance against business interruption.

As of the end of 2000, we had received approximately NT$113 million in insurance compensation in respect of the earthquake that occurred on September 21, 1999. See "Item 3—Key Information—Risk Factors—We are vulnerable to disasters and other disruptive events."

Insurance coverage on facilities under construction is maintained by us and our contractors, who are obligated to procure necessary insurance policies and bear the relevant expenses of which we are the beneficiary.

We also maintain insurance on the wafers delivered to us while these wafers are in our possession and during transportation from suppliers to us and from us to our customers.

We do not have insurance for public liability, general theft, loss of key personnel and other risks.

Item 5. Operating and Financial Reviews and Prospects

Overview

We believe that we are one of the leading independent providers of semiconductor testing services. We provide a complete range of back-end testing services for memory, mixed-signal semiconductors and liquid crystal display driver semiconductors, or LCD driver semiconductors. In addition, we offer a broad selection of assembly services for leadframe-based, organic substrate-based, multi-chip and tape carrier packages. We provide semiconductor testing and assembly services both separately and on a turnkey basis. In providing our turnkey services, we purchase fabricated wafers and sell tested and assembled semiconductors to application and system manufacturers. In 2001, approximately 43% of our net revenues were from testing services, 33% were from assembly services and 24% were from turnkey services.

Semiconductors tested and assembled by us are used in personal computers, graphic applications, such as game stations and personal digital assistants, communications equipment, such as cellular phones, and consumer electronic products. We believe, based upon a survey of our current customers, that services performed on semiconductors for personal computers, consumer electronic products and graphic applications accounted for approximately 91% of our revenues in 2001. Services performed on semiconductors for communications equipment accounted for approximately 9% of our revenues in 2001.

While tape carrier packages are technically a variety of organic substrate-based packages, we consider our tape carrier packages operations distinct for most purposes because most of the equipment involved can only be used for testing and assembly for tape carrier packages. The pricing structure for our testing and assembly services on tape carrier packages is similar to that for our other testing and assembly services.

Most of our testing and assembly services are provided to Mosel, and we jointly market our services with Mosel's as a complete range of semiconductor services. Sales to Mosel comprised 49% of our net revenues in 2000 and 48% in 2001. In addition, we subcontracted 14% of our assembly services to Siliconware Precision and others in 2000 and 1% in 2001. Revenues from subcontracted assembly services comprised 4% of our net revenues in 2000 and 0.4% in 2001. For 2001, assembly services subcontracted to our three largest subcontractors, Jkai Technology Inc., Taiwan Micropaq Corporation and Siliconware Precision, accounted for 1% of our net assembly revenues and 0.36% of our net revenues.

The following table sets out, for the periods indicated, our consolidated net revenues, gross profit and gross margin.

	Year ended December 31,			
	1999	2000	2001	2001
	(in thousand, except percentages)			
	NT$	NT$	NT$	US$
Net revenues:				
Testing	2,925,223	4,773,124	2,242,677	64,076
Assembly	1,974,731	2,346,951	1,742,384	49,782
Turnkey	1,483,942	1,104,116	1,260,034	36,001
Total	6,383,896	8,224,191	5,245,095	149,860
Gross profit/(loss):				
Testing	1,162,352	2,119,769	(712,591)	(20,360)
Assembly	255,094	584,023	(85,000)	(2,429)
Turnkey	30,019	9,407	13,377	382
Total	1,447,465	2,713,199	(784,214)	(22,406)
Gross profit/(loss) margin:				
Testing	40%	44%	(32%)	(32%)
Assembly	13%	25%	(5%)	(5%)
Turnkey	2%	1%	1%	1%
Overall	23%	33%	(15%)	(15%)

Our results of operations have been primarily affected by the following factors:

- Market conditions in the highly cyclical semiconductor industry. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns. These downturns have been characterized by overcapacity, reduced demand and lower prices. Our results of operations for 1999 were adversely affected by a downturn in the semiconductor market in 1998. Due to a significant decrease in market demand for semiconductors that began in the second half of 2000, our results of operations for 2000 and 2001 were adversely affected. In periods of decreased demand for assembled semiconductors, some of our customers may forego or simplify final testing of certain types of semiconductors such as DRAM.

- Declining average selling prices of our testing and assembly services. Historically, prices for our testing and assembly services for a particular technology have declined over time. This trend is driven by productivity improvements and the general trend toward lower prices for semiconductor devices of any particular technology over time. We expect that average selling prices for our semiconductor testing and assembly services for any given technology will continue to decline in the future. A decline in average selling prices, if not offset by a reduction in our costs, will decrease our gross margin.

  To offset the effects of decreasing average selling prices, we will continue seeking to:

  - improve production efficiency and maintain a high capacity utilization rate;
  - concentrate on testing for high-demand, high-growth semiconductors;
  - implement improvement programs to increase the efficiency of our testers;
  - develop new assembly technologies; and
  - improve production efficiencies for conventional assembly technologies.

- Market conditions for the end-use applications for semiconductor products. Our revenues are largely attributable to the testing and assembly of semiconductors used in personal computers, graphic application, communications equipment and consumer electronic products. Our results of operations for 2000 and 2001 were adversely affected by a moderation in market demand for personal computers and communications equipment that began in the fourth quarter of 2000 and a decrease in market demand for personal computers that began in the first quarter of 2001.

Capacity and Utilization Rates

Our results of operations are affected by the capital intensive nature of our business. Depreciation expenses for equipment such as testers, wire bonders and inner-lead bonders constitute a significant portion of our total costs. Testers cost between US$2 million and US$3 million each, wire bonders for non-tape carrier package assembly cost approximately US$100,000 each and inner-lead bonders for tape carrier package assembly cost approximately US$420,000 each. Increases or decreases in capacity utilization rates can have a significant effect on gross profit margins, as the unit cost of testing services generally decreases as fixed charges, such as equipment depreciation expense, are allocated over a larger number of units. Depreciation expense as a percentage of revenues was 20% in 1999, 22% in 2000, and 50% in 2001. We expect that our depreciation expense will continue to increase in 2002 because of additional capital expenditures.

As of December 31, 2001, we had 216 testers, 121 wire bonders and 34 inner-lead bonders to support our business. As a result of the moderation in the market demand for semiconductors that began in the second half of 2000, our average capacity utilization rate for testing decreased from 77% in 2000 to 47% in 2001 and our average capacity utilization rate for assembly decreased from 53% in 2000 to 43% in 2001. We currently expect our utilization rates in the first half of 2002 to be 67% for testing and 53% for assembly. We cannot assure you that we will be able to increase our profitability levels if we cannot consistently increase capacity utilization rates for testing and assembly. We believe that our utilization rates for testing and assembly, excluding turnkey, will be significantly higher in 2002 than they were in 2001 due to the recovery in market demand for semiconductors.

Net Revenues and Pricing

We generate our revenues from testing, assembly and turnkey operations. Our revenues consist primarily of our service fees for testing and assembly. We also earn revenues from fees for engineering testing and equipment use paid by semiconductor manufacturers who rent our equipment to test semiconductors. With the exception of our turnkey services, our costs do not include the cost of semiconductors because the ownership of the semiconductors that we test and assemble remains with our customers.

Our revenues are recognized in the period when our customers receive the tested and assembled semiconductors. We submit invoices at the time of shipping and currently require the customers to pay within 90 days after the date of invoice. Prior to July 2001, we required most customers to pay within 60 days after the date of the invoice. In July 2001, we increased our credit terms for Mosel from 60 days to 120 days and in April 2002 we decreased our credit terms for Mosel back to 60 days. In November 2001, we increased our credit terms for Ultima from 30 days to 90 days after the date of the invoice. We have not experienced any significant collection problems.

We apply the same pricing principles to all of our customers. We also grant discounts to customers that purchase large quantities of our services over time. In the past, we have given these discounts to Mosel, OKI Electric Co., Ltd and some other customers.

Testing

We price our testing services principally on the basis of the amount of time taken by our automated testing equipment, including testers and handlers, to execute the test programs that are specific to the customer's products. The price per unit for each particular product is based on a number of factors, including:

- the complexity and structure of the product;
- the number of functions and patterns tested;
- the time required to test the product pursuant to the customer's specifications;
- labor costs and overhead expenses;
- the ability of the machine to multi-site test, which involves testing multiple semiconductors simultaneously; and
- the cost of the testers used to perform the testing services.

Due to the difference in testing time required and the need for burn-in testing, the testing for memory products is priced at significantly higher levels per unit than the other products we test.

Assembly

We price our assembly services on a per unit basis, taking into account the complexity of the package, the materials and equipment used, prevailing market conditions, the order size, the strength and history of our relationship with the customer and our capacity utilization.

When we subcontract assembly services to Siliconware Precision or other subcontractors, we recognize the amount we charge to our customers for assembly services as revenues and we record the fees charged by our subcontractors as cost of goods sold.

Turnkey

Because we purchase wafers for our turnkey services, we price our turnkey services based on the market price of the wafers as well as the factors we use to price our testing and assembly services, as described above.

Change in Product Mix

Testing

Despite the downturn in 2001 in global demand for communications equipment, such as cellular phones, we believe that a strong growth potential remains for mixed-signal and LCD driver semiconductors testing services due to the wide scope of end-use applications for these semiconductors. To capture the opportunity offered by this growing market, we began to provide testing services for LCD driver semiconductors in July 2000. We have also been shifting our testing services to mixed-signal semiconductors since the third quarter of 1999. Subject to market conditions, we plan to continue to increase our testing services to mixed-signal semiconductors.

Assembly

Due to customer demand, our assembly services have historically focused on leadframe-based packaging, primarily thin small outline packages for memory semiconductors. In response to the increasing demands of today's high-performance electronics, we introduced organic substrate-based packages to complement leadframe-based packages. Organic substrate-based packages now represent a fast growing area in the semiconductor assembly industry. We began offering organic substrate-based assembly services, including tape carrier package assembly services for LCD driver semiconductors, in July 2000.

Critical Accounting Policies

We prepare the consolidated financial statement of ChipMOS in conformity with ROC GAAP. Under ROC GAAP, we are required to make certain estimates, judgments and assumptions about matters that are highly uncertain at the time those estimates, judgments and assumptions are made, and our financial condition or results of operations may be materially impacted if we use different but nonetheless reasonable estimates, judgments or assumptions about those matters for that particular period or if we change our estimates, judgments or assumptions from period to period.

Under ROC GAAP, the significant accounting policies which we believe are the most critical in aiding us to understand and evaluate our reported financial results for all our segments are set forth below. In connection with the reconciliation of our financial statements to US GAAP, there are no additional accounting policies which we believe are critical to the Company.

Allowance for Doubtful Accounts

Our accounts receivable balance on our balance sheet is affected by our allowance for doubtful accounts which reflects our estimate of the expected amount of the receivables that we will not be able to collect.

Our determination of the allowance for doubtful accounts is based on our determination of two different types of reserves. The first type of reserve involves an individual examination of available information regarding any customer that we have reason to believe may have an inability to meet its financial obligations. For these customers, we use our judgment, based on the available facts and circumstances, and record a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received. The second type of reserve is a general reserve established for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If circumstances change, our estimates of the recoverability of amounts due to us could be reduced by a material amount. As of December 31, 2001, we provided NT$16 million for the first type of reserve and NT$14 million for the second type of reserve.

The allowance we set aside for doubtful receivables was NT$11 million in 1999, NT$71 million in 2000 and NT$30 million in 2001. The allowances as of December 31, 1999, 2000 and 2001 represented 0.5%, 3.4% and 2.0%, respectively, of our accounts receivable and other receivables as of those dates. The allowance in 2000 reflected a NT$60 million reduction in accounts receivable that was charged to marketing expenses. If we were to change our estimate on allowance for doubtful receivables either upward or downward 10%, our operating income would be affected by NT$1.6 million for 2001.

An increase in our allowance for doubtful accounts would decrease our recorded revenue and our current assets.

Inventory Valuation

We state our inventories at the lower of cost or market value. Market value represents net realizable value for finished goods and work in process and replacement value for raw materials. We use the standard cost method to determine the cost of our inventories, adjusted to approximate weighted-average cost at the end of the period. We periodically evaluate the composition of our inventory and identify slow-moving inventories. Inventory items identified as slow-moving are evaluated to determine whether reserves are required.

No inventory valuation allowance was recorded in 1999 and 2000. In 2001, we reserved NT$66 million for inventory valuation allowance, mainly due to the decrease in the prevailing market prices for tested and assembled DRAM and SDRAM below the historic cost of our inventory. In addition, we reserved NT$35 million for identified slow-moving inventories.

As of December 31, 2001, we recorded inventory valuation allowances in the aggregate amount of NT$101 million. If the prevailing market prices for our testing and assembling services had been 32% higher, we would not have been required to record any valuation allowance. That, in turn, would have increased our inventory value and income for the year ended December 31, 2001 by 38% and 4%, respectively. However, if the prevailing market price for our testing and assembling services had been 10% lower, we would have been required to recognize an additional valuation allowance of approximately NT$21 million. That amount would have decreased our inventory value and income for the year ended December 31, 2001 by 12% and 1%, respectively.

Valuation Allowance for Deferred Tax Assets

When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance equal to the extent, if any, that it is more likely than not that deferred tax assets will not be realized. We record a benefit or expense under the income tax expense/benefit line of our statement of operations when there is a net change in our total deferred tax assets and liabilities in a period. Because the calculation of income tax benefit is dependent on our internal estimation of our future profitability, it is inherently subjective. In 1999, 2000 and 2001 we recorded valuation allowances of NT$105 million, NT$251 million and NT$772 million, respectively.

In calculating our valuation allowance for deferred taxes as of December 31, 2001 we have assumed that the semiconductor industry will resume its growth in 2002 after contracting in 2001. Furthermore, we have assumed that our revenue and profitablility will be favorably impacted by this growth in the industry as a whole.

As of December 31, 2001, the ending balance for our valuation allowances was NT$1,128 million. If our current estimate of future profit had been 10% higher, we would have decreased our valuation allowances accordingly. That, in turn, would have increased our deferred tax assets and we would have had a tax benefit instead of tax expense for the year ended December 31, 2001. In contrast, if our current estimate of future profit had been 10% lower, we would have been required to recognize an additional valuation allowance. That, in turn, would have decreased our deferred tax assets and increased our tax expense for the year ended December 31, 2001. In 1999 and

2000, we had assumed steady growth in our sales and profitability for the following five years, but our actual sales declined by 36% in 2001. This decline and our near-term outlook as of December 31, 2001 was a key factor in determining the amount of our valuation allowance as of December 31, 2001.

In addition, because the recording of deferred tax assets and income tax benefit is based on our assumptions of levels of profitability, if we subsequently determine that it is unlikely that we will achieve those profit levels, or otherwise believe that we will not incur sufficient tax liabilities to fully utilize the deferred tax assets, we will reduce our deferred tax assets in an amount equal to that determination and incur a charge to income in that amount at that time. Because our expectation for future income is generally less during periods of reduced income, we will be more likely to take significant valuation allowances in respect of income tax assets during those periods of already reduced income.

Impairment Loss of Long-Lived Assets

We evaluate our long-lived assets for impairment whenever indicators of impairment exist. We record impairment losses on long-lived assets used in operations if events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Assumptions about the carrying value of the long-lived assets require significant judgment on our expected cash flow. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our management periodically reviews the carrying value of our long-lived assets and this review is based upon our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

In determining whether any impairment charges were necessary as of December 31, 2001, we have assumed that the semiconductor industry will resume its growth in 2002 after the contraction of 2001. The Semiconductor Industry Association projects that the semiconductor industry will grow by approximately 6% in 2002, followed by strong double-digit growth in the subsequent two years. Based upon our assumption of growth in the semiconductor industry and our other assumptions in our internal budget, for the purpose of determining whether any impairment changes are necessary as of December 31, 2001 we estimate that our future cash flows, on an undiscounted basis, are greater than our NT$10,800 million in long-lived assets. Any increases in estimated future cash flows would have no impact on the reported value of the long-lived assets. In contrast, if our current estimate of future cash flows from those assets had been 60% lower, those cash flows would have been less than the reported amount of long-lived assets. In that case, we would have been required to recognize an impairment loss which would have significantly increased our net loss before taxes for the year ended December 31, 2001.

Senior Management's Discussion with the Audit Committee

Our management has discussed the development and selection of those critical accounting estimates with the audit committee of our board of directors and the audit committee has reviewed our disclosure relating to the critical accounting policies in this section.

Results of Operations

The following table presents selected operating data as a percentage of net revenues for the periods indicated.

	Year ended December 31,		
	1999	2000	2001
	(percentage of net revenues)		
Net revenues	100	100	100
Cost of sales	77	67	(115)
Gross profit (loss) margin	23	33	(15)
Operating expenses			
Research and development	5	4	7
General and administrative	3	3	5
Marketing	1	2	1
Total operating expenses	9	9	13
Income/(loss) from operations	14	24	(28)
Non-operating income	2	5	10
Non-operating expenses			
Interest	2	4	6
Other	1	2	6
Total non-operating expense	3	6	12
Income/(loss) before income tax and minority interest and interest in bonuses to directors, supervisors and employees paid by a subsidiary	13	23	(30)
Income tax benefit/(expense)	2	(4)	(1)
Income/(loss) before minority interest and interest in bonuses to directors, supervisors and employees paid by a subsidiary	15	19	(31)
Minority interest in ChipMOS Taiwan	(5)	(6)	9
Interest in bonuses to directors, supervisors and employees paid by a subsidiary	(1)	(1)	–
Net income/(loss)	9	12	(22)

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Revenues. Our net revenues decreased 36% to NT$5,245 million (US$150 million) in 2001 from NT$8,224 million in 2000 as a result of a decrease in testing and assembly revenues. Testing revenues decreased by 53% primarily due to a decrease in volume of testing services in 2001, particularly on mixed-signal semiconductors, DRAM and SDRAM, and a decrease of 47% and 34% in the prices of our testing services on DRAM and SDRAM, respectively. Our volume of testing decreased primarily because of the overall decrease in demand for semiconductors. In addition, certain of our DRAM testing customers decided to forego or simplify final testing of DRAM due to the low selling prices of DRAM. Assembly revenues decreased by 26% as a result of an overall decrease in the number of semiconductors assembled in 2001, particularly DRAM and SRAM, and a decrease of 14% in the prices of our assembly services on DRAM, SRAM and SDRAM. Our revenues from turnkey services increased by 14% to NT1,260 million (US$36 million) due to the fact that we used less of our capacity for testing and assembly. Our volume and prices of assembly services decreased primarily because of the overall decrease in market demand for semiconductors and the significant oversupply of basic assembly capacity in Taiwan.

Cost of Sales and Gross Margin. Cost of sales increased 9% to NT$6,029 million (US$172 million) in 2001 from NT$5,511 million in 2000. Cost of sales consists of depreciation and amortization expenses, raw material costs, and labor and overhead expenses. This NT$518 million (US$15 million) increase was primarily due to an increase of NT$789 million (US$23 million) in depreciation and amortization expenses, an increase of NT$152 million (US$4 million) in costs associated with turnkey services, partially offset by a decrease of NT$61 million (US$2 million) in raw material costs and a decrease of NT$495 million (US$14 million) in labor and overhead expenses. Depreciation and amortization expenses increased primarily as a result of additional equipment we put into service in 2001 in connection with our capacity expansion program. Raw material costs decreased primarily as a result of the decreased volume of in-house assembly. Our labor and overhead expenses decreased primarily due to the decrease in testing and assembly services.

In 2001, we had a gross loss of NT$784 million (US$22 million) as opposed to a gross profit of NT$2,713 million in 2000. In 2000, our gross profit margin was 33%. In 2000 our gross profit margin for assembly services was 25%. In 2001, we had a gross loss of NT$85 million (US$2 million) for assembly services, primarily reflecting the decrease in our utilization rate and prices of in-house assembly service. Our gross profit margin for testing was 44% in 2000. In 2001, we had a gross loss of NT$713 million (US$20 million) for testing, and this decrease primarily reflects the decrease in our utilization rate and prices of testing service. We had a gross profit margin of 1% in 2000 and 2001 for turnkey services.

Research and Development Expenses. Research and development expenses increased 14% to NT$409 million (US$12 million) in 2001 from NT$357 million in 2000. This increase was primarily due to the increase in the rental expenses of equipment and an increase in research and development expenses relating to the Known Good Die or KGD, and COF. We expect that our absolute level of research and development expenses will continue to increase and in 2002 we will focus on the research and development projects relating to COF module, Wafer Level Chip Scale Packaging or WLCSP, LCOS module and optical engine.

General and Administrative Expenses. General and administrative expenses increased 4% to NT$248 million (US$7 million) in 2001 from NT$238 million in 2000. This increase was primarily due to an increase of NT$9 million (US$0.3 million) in audit and legal fees.

Marketing Expenses. Marketing expenses decreased 75% to NT$35 million (US$1 million) in 2001 from NT$138 million in 2000. This decrease was primarily due to a large bad debt reserve of NT$60 million created in 2000. The decrease in marketing expenses also reflects a decrease of NT$10 million (US$0.3 million) in compensation expenses, resulting from a 36% decrease in the number of employees in our marketing department, a decrease of NT$8 million (US$0.2 million) in travelling, entertainment and export expenses, and a decrease of NT$10 million (US$0.3 million) in commissions paid to our salesmen in Japan.

Net Non-Operating Income/Expenses. Net non-operating expenses decreased by 28% to NT$77 million (US$2 million) in 2001 from NT$107 million in 2000. This decrease was primarily due to an increase of NT$133 million (US$4 million) gain on the sale of our short-term investments and a decrease of NT$97 million (US$3 million) of our investment loss in PlusMOS Technologies Inc. under the equity method, partially offset by a loss of NT$103 million (US$3 million) for early termination on certain of our machinery leases and a decrease of NT$102 million (US$3 million) in insurance compensation.

Income Taxes. Income tax expense for the year ended December 31, 2001 was NT$32 million (US$1 million), compared to an income tax expenses of NT$333 million for 2000. The NT$32 million (US$1 million) income tax expense was primarily due to a loss of NT$1,553 million (US$44 million) before income tax and minority interest and interest in bonuses to directors, supervisors and employees paid by a subsidiary, offset by a NT$772 million (US$22 million) valuation allowance taken in respect of deferred tax assets.

Income (Loss) before minority interest and interest in bonuses to directors, supervisors and employees paid by a subsidiary. Loss before minority interest and interest in bonuses to directors, supervisors, employees paid by a subsidiary was NT$1,585 million (US$45 million) in 2001, and our income before minority interest and interest in bonuses to directors, supervisors and employees paid by a subsidiary was NT$1,539 million in 2000. This loss was primarily due to the decrease in our net revenue and gross margin, partially offset by a decrease in operating expenses, a decrease in net non-operating expenses and a decrease in income tax.

In 2000, we had a minority interest of NT$466 million, which was subtracted from our net income in 2000, and in 2001, due to the net loss of ChipMOS Taiwan, our minority interest effectively decreased our net loss by NT$451 million (US$13 million).

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net Revenues. Our net revenues increased 29% to NT$8,224 million in 2000 from NT$6,384 million in 1999 as a result of an increase in testing and assembly revenues. Testing revenues increased by 63% primarily due to an increase in volume of testing services in 2000, particularly on mixed-signal semiconductors and SDRAM, partially offset by decreases of 23% and 45% in the prices of our testing services on DRAM and SDRAM, respectively. Assembly revenues increased by 19% as a result of an increase of 14% in number of semiconductors assembled, partially offset by a decrease in prices of our assembly services and a decrease in turnkey services. For example, our average price for thin small outline package assembly of SDRAM decreased by 8%. Our revenues from turnkey services decreased as we used more of our capacity for assembly and testing. Our growth in net revenue declined in the last quarter of 2000 and we expect a decrease in our net revenues in the first quarter of 2001 as compared to net revenues in the fourth quarter of 2000. We expect the main cause of this decrease to be the moderation in market demand for semiconductors, especially the market for memory and mixed-signal semiconductors. We expect that the moderation in the market demand for memory semiconductors will decrease, perhaps substantially, our revenue to be received from Mosel in the first half of 2001.

Cost of Sales and Gross Margin. Cost of sales increased 12% to NT$5,511 million in 2000 from NT$4,936 million in 1999. Cost of sales consists of depreciation and amortization expenses, raw material costs, labor and overhead expenses. This NT$575 million increase was primarily due to increases of NT$516 million in depreciation and amortization expenses, NT$199 million in raw material costs and NT$305 million in labor and overhead expenses, partially offset by a NT$359 million decrease in costs associated with turnkey services. Depreciation and amortization expenses increased primarily as a result of additional equipment put into service in 2000 in connection with our capacity expansion program. Raw material costs increased primarily as a result of the increased volume of in-house assembly. Our labor and overhead expenses increased as a result of our capacity expansion program. We expect our cost of sales to continue to increase in 2001 as a result of our capacity expansion program and the percentage increase in our cost of sales will likely exceed the percentage increase in our net revenues in 2001 due to the moderation in market demand for semiconductor products.

Gross margin increased to 33% in 2000 from 23% in 1999 as gross profit increased to NT$2,713 million in 2000 from NT$1,447 million in 1999. Our gross margin for testing increased to 44% in 2000 from 40% in 1999 primarily reflecting an increase in our utilization rate for testing. Our gross margin for assembly increased to 25% in 2000 from 13% in 1999 primarily reflecting an increase in our utilization rate for assembly due to the increased volume of in-house assembly services. Our gross margin of 1% for turnkey services is much lower than our gross margins for separate testing and assembly services, because the purchase cost of fabricated wafers is included in our costs of turnkey services. The current moderation in market demand for semiconductor products will likely adversely affect our gross margins in 2001.

Research and Development Expenses. Research and development expenses increased 27% to NT$357 million in 2000 from NT$282 million in 1999. This increase was primarily due to a NT$31 million increase in compensation expenses resulting from a 40% increase in the number of employees in our research and development department and an 8% increase in average employee compensation. We expect our research and development expenses to continue to increase in 2001 due to our research projects for testing and assembly of next generation memory semiconductors and for assembly of next generation LCD driver semiconductors.

General and Administrative Expenses. General and administrative expenses increased 41% to NT$238 million in 2000 from NT$169 million in 1999. This increase was primarily due to an increase of NT$69 million in compensation expenses resulting from a 13% increase in the number of our administrative employees and an 8% increase in average employee compensation.

Marketing Expenses. Marketing expenses increased 64% to NT$138 million in 2000 from NT$84 million in 1999. This increase was primarily due to a bad debt reserve of NT$49 million created in 2000 mainly as a result of collection disputes with one of our customers which had failed to pay us overdue payments in an aggregate amount of US$217 million as of December 31, 2000. As of May 16, 2001, this customer agreed to pay us approximately NT$425 million as payment in full for all overdue payments in respect of our services performed in 2000 and 2001.

Net Non-Operating Income/Expenses. Net non-operating expenses increased 57% to NT$107 million in 2000 from NT$68 million in 1999. This increase was primarily due to the NT$174 million in increased interest expenses in 2000 and the NT$172 million loss recognized under equity method, partially offset by NT$93 million in increased insurance compensation, NT$ 57 million in increased gain on disposal of investments and NT$94 million in increased foreign exchange gain. The increase in insurance compensation was due to the insurance claim payments in respect of the earthquake that occurred on September 21, 1999. The increase in gain on disposal of investments was due to income from the sale of open-ended funds we purchased. The increase in foreign exchange gain was due to the depreciation of NT dollars against U.S. dollars. The increase in interest expense was due to the NT$1,568 million increase in long-term loans. The increase in loss recognized under equity method was due to the loss of NT$172 million incurred by our 25% investee, PlusMOS Technologies Inc.

Income Taxes. Income tax expense for the year ended December 31, 2000 was NT$333 million, compared to an income tax benefit of NT$102 million for 1999. The increase in income tax expense was primarily due to a decrease in tax credits recognized, the effect of which was partially offset by an increase in tax exemptions. The effective rate of income taxes in 2000, which is the income tax provision divided by income before income tax, and affected by permanent differences and tax credits, increased to 18% in 2000 from an effective tax benefit rate of 12% in 1999. This increase was primarily due to the reduction in net recognizable nominal tax credits as a percentage of pre-tax accounting income. For a description of tax regulations applicable to us, please see "—Taxation"

Income before minority interest and interest in bonuses to directors, supervisors and employees paid by a subsidiary. Income before minority interest and interest in bonuses to directors, supervisors, employees paid by a subsidiary increased 63% to NT$1,539 million in 2000 from NT$947 million 1999. This increase was primarily due to the increases of net revenues and gross margin, partially offset by the increased operating expenses, the increased net non-operating expenses and the increased income tax. The growth in our income before minority interest in bonuses to directors, supervisors and employees paid by a subsidiary declined in the last quarter of 2000, and we expect it will decline in the first quarter of 2001 as compared to the fourth quarter of 2000 due to the moderation in market demand for semiconductors, especially the market for memory and mixed-signal semiconductors.

Minority Interests. Minority interests increased 61% to NT$466 million in 2000 from NT$290 million in 1999, primarily due to the increases in income before minority interest and interest in bonuses to directors, supervisors and employees paid by a subsidiary.

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through issuance of equity, a mixture of short- and long-term loans and cash flow from operations. As of December 31, 2001, our primary sources of liquidity were cash and cash equivalents of NT$1,181 million (US$34 million) and NT$2,573 million (US$74 million) available to us in undrawn credit facilities, which will expire between January 2002 and November 2002.

Liquidity

Net cash provided by operating activities totaled NT$1,498 million in 1999, NT$4,295 million in 2000, and NT$1,620 million (US$46 million) in 2001. Our depreciation and amortization expenses were NT$1,471 million in 1999, NT$2,013 million in 2000 and NT$2,815 million (US$80 million) in 2001. The increase in depreciation and amortization was due to additional equipment installed in connection with our capacity expansion program. See "—

Results of Operations." Our aggregate accounts receivable were NT$1,929 million as of December 31, 1999, NT$1,969 million as of December 31, 2000, and NT$1,451 million (US$41 million) as of December 31, 2001. Our accounts receivable with related parties increased from NT$867 million as of December 31, 2000 to NT$1,200 million (US$34 million) as of December 31, 2001, primarily as a result of our decision in July 2001 to increase our credit terms to Mosel from 60 days to 120 days after shipment and our decision in November 2001 to increase our credit term to Ultima from 30 days to 90 days after shipment. We changed our credit terms to Mosel from 120 days back to 60 days in April 2002.

Net cash used in investing activities totaled NT$3,264 million in 1999, NT$7,548 million in 2000 and NT$1,410 million (US$40 million) in 2001. Net cash used for investing activities primarily reflected expenditure in acquiring properties and equipment, which was NT$2,729 million in 1999, NT$6,567 million in 2000 and NT$1,672 million (US$48 million) in 2001. Our net cash used for investment activities in 2001 reflected a decrease of NT$1,078 million (US$31 million) in short-term investments from NT$2,048 million as of December 31, 2000 to NT$970 million (US$28 million) as of December 31, 2001. We incurred capital expenditures of NT$2,729 million in 1999 for the purchase of testing equipment for mixed-signal and LCD driver semiconductors, NT$6,567 million in 2000 for the purchase of testing equipment for mixed-signal semiconductors and tape carrier packages, and NT$1,672 (US$48 million) in 2001 for the purchase of testing equipment for LCD driver semiconductors and tape carrier packages.

Net cash provided by financing activities totaled NT$1,654 million in 1999, NT$4,294 million in 2000, reflecting primarily long-term borrowings of NT$2,634 million in 1999 and proceeds of NT$2,550 million from the issuance of common shares by ChipMOS Taiwan prior to our reorganization and NT$1,568 million of net long-term borrowings in 2000. Net cash used in financing activities totaled NT$220 million (US$6 million) in 2001, primarily reflecting NT$1,052 million (US$30 million) repayment of long-term loans, partially offset by borrowings of NT$833 million (US$24 million) in bank loans.

Capital Resources

Our capital expenditures in 1999 were financed by NT$2,634 million of long-term borrowings and NT$1,498 million of cash flow from operations. Capital expenditures in 2000 were funded by the proceeds of NT$2,550 million from the issuance of common shares by ChipMOS Taiwan prior to our reorganization, a net increase of NT$1,568 million of long-term borrowings and NT$4,295 million of cash flow from operations. Capital expenditures in 2001 were funded by NT$1,620 million (US$46 million) cash flow from operations and NT$1,078 million (US$31 million) decrease in short-term investments.

We have budgeted capital expenditures of approximately NT$6,498 million for 2002 and NT$10,398 million for 2003. In connection with our planned operations in Shanghai, we have committed to the Shanghai Qingpu Industrial Park that we will invest US$37.5 million in 2002 and an additional US$212.5 million between 2002 and 2004 in a new testing and assembly facility. We also are currently considering investing up to an additional US$250 million in the next four years. We currently expect to fund our investments in Shanghai through issuance of additional debt or equity securities and/or long-term borrowings through ChipMOS (Bermuda). We currently expect a substantial portion of these new long-term borrowings to be from banks in the People's Republic of China and denominated in Renminbi (RMB). If we are unable to raise sufficient funds, we will decrease our investments accordingly. We expect to fund the remainder of capital expenditures with cash from operations. From time to time, subject to market conditions, we will also consider issuing additional debt or equity securities and raising short or long-term borrowings to fund our capital expenditure.

As of December 31, 2001, we had long-term bank loans amounting to NT$1,949 million (US$56 million), all but NT$32 million (US$1 million) of which are collateralized by equipment and buildings. NT$969 million (US$28 million) of these loans are floating rate loans (8.3% at December 31, 2000 and 6.93% December 31, 2001) repayable semi-annually from November 2000 to December 2004. NT$949 million (US$27 million) of these loans are floating rate loans (8.42% at December 31, 2000 and 8.3% December 31, 2001) repayable semi-annually from November 2000 to May 2003. NT$32 million (US$1 million) is an interest-free research and development subsidy from the government for developing KGD solutions and COF assembly and testing technology, which is repayable quarterly from January 2003 to December 2005. As of December 31, 2001 the unused credit line of this loan was NT$10.5 million.

On January 26, 2000, we issued NT$1,200 million of secured bonds, which are due on January 26, 2005. The bonds bear interest at an annual rate of 5.95%.

We are currently in discussions with our existing lenders for additional long-term bank loans in an aggregate amount of NT$2.5 billion. We currently anticipate finalizing such discussions in the third quarter of 2002.

Certain loan agreements and indentures of ChipMOS Taiwan contain covenants that, if violated, could result in the obligations under these agreements becoming due prior to the originally scheduled maturity dates. These covenants include financial covenants that require us to:

- maintain a current assets to current liabilities ratio above 1:1;
- maintain total indebtedness to shareholders' equity (excluding goodwill and other intangible assets) ratio below 1.2:1; and
- maintain the earnings before interest, taxes, depreciation and amortization to gross interest expense ratio above 4:1.

As of May 31, 2002, we were in compliance with our financial covenants.

In addition, a substantial portion of our short-term and long-term borrowings may be subject to repayment upon a material deterioration of our financial condition, results of operations or our ability to perform under the loan agreements.

Set out below is the maturity of our long-term bank loans outstanding as of December 31, 2001.

	(in millions)	
Within the following year	NT$1,180	US$34
During the second year	471	13
During the third year	288	8
During the fourth year	10	0
	NT$1,949	US$55

As of December 31, 2001, certain of our buildings and equipment with an aggregate net book value of $3,439 million (US$98 million) and time deposits in the aggregate amount of NT$42 million (US$1 million) were pledged as collateral in connection with our long-term borrowings.

Our unused credit lines for short-term loans as of December 31, 2001 were NT$2,573 million (US$74 million) which will expire between January 2002 and November 2002. We are currently in the process of negotiating additional credit facilities with our existing lenders.

As of December 31, 2001, we had short-term working capital loans of NT$1,019 million (US$29 million) with floating rates between 3.72% to 7.98%, which are due May 2002. We also had a letter of credit loan for imports of machinery in the amount of NT$48 million (US$1 million) which is due in August 2002.

We believe our financial resources will enable us to meet our capital spending and other capital needs, other than in respect of our new production facility in Shanghai, for the next 18 months. We currently believe that we will be able to borrow additional amounts and issue additional debt and/or equity securities on a timely basis to fund our planned investment in our new Shanghai production facility.

From time to time, we evaluate possible investments and acquisitions in Taiwan, China and elsewhere and may, if a suitable opportunity arises, acquire additional capacity by making an investment or acquisition at an attractive price. We plan to finance these expenditures from cash flow from operations, amounts available under existing credit facilities and the issuance of securities.

Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commitments for the periods indicated as of December 31, 2001.

Contractual Obligations	Payments Due by Period				
	Total	Less than 1 year	1- 3 years	4 – 5 years	After 5 years
	(in thousands of NT$)				
Long-Term Debt [1]	3,598,437	1,365,475	951,601	1,281,361	—
Short-Term Loans [1]	—	—	—	—	—
Working Capital Loans	1,028,088	1,028,088	—	—	—
Other Short-Term Obligations	47,762	47,762	—	—	—
Operating Leases	214,554	24,562	48,895	32,154	108,943
Royalty or other License Payments [2]	31,788	5,637	26,151	—	—
Investment [3]	8,750,000	1,312,500	7,437,500	—	—
Total Contractual Cash Obligations	13,670,629	3,784,024	8,464,147	1,313,515	108,94 3

(1) Includes interest payments. Assumes le vel of relevant interest rates remains at December 31, 2001 level throughout all re levant periods.

(2) Assumes net sales of relevant products remain constant for all periods at the net sales for the year ended December 31, 20 01.

(3) Represents commitment to Shanghai Qin gpu Industrial Park Company in respect of new facility to be built in Shanghai Qingpu Industrial Park.

In addition, the following table summarizes our other commercial commitments for the periods indicated as of December 31, 2001.

Our Commercial Commitments	Total Amounts Committed	Amount of Commiment Expiration Per Period			
		Less than 1 year	1- 3 years	4 – 5 years	Over 5 years
	(in thousands of NT$)				
Lines of Credit	539,417	539,417	—	—	—
Standby Letters of Credits	63,434	63,434	—	—	—
Guarantees	600,000	600,000	—	—	—
Total Commercial Commitments	1,202,851	1,202,851	—	—	—

US GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in certain material respects from US GAAP. The following table sets forth a comparison of our net income, total assets and shareholders' equity in accordance with ROC GAAP and US GAAP for the periods indicated:

	Year ended and as of December 31,				
	1998	1999	2000	2001	2001
	NT$	NT$	NT$ (in thousands)	NT$	US$
Net income in accordance with:					
ROC GAAP	767,344	585,702	957,395	(1,134,927)	(32 ,426)
US GAAP	792,300	631,157	879,815	(993,523)	(28 ,386)
Total Assets					
ROC GAAP	9,682,077	12,301,176	18,962,966	16,101, 282	460,037
US GAAP	9,064,731	11,901,331	18,554,219	16,12 3,467	460,670
Shareholders' equity in accordance with:					
ROC GAAP	4,574,803	5,202,810	8,708,825	7,599,181	217,120
US GAAP	4,146,489	4,925,236	8,477,542	7,641,0 24	218,315

Note 21 to our consolidated financial statements describes the principal differences between ROC GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of certain items, including net income and shareholders' equity. Differences between ROC GAAP and US GAAP that have a material effect on our net income as reported under ROC GAAP relate to compensation expenses, amortization of technology transfer in payment of capital stock, interest capitalization, and the minority interest in ChipMOS Taiwan.

Taxation

ChipMOS Taiwan was granted an exemption from Republic of China income taxes for a period of four years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increases in 1998 and 1999. This tax exemption, which will expire on December 31, 2002, resulted in tax savings for ChipMOS Taiwan of approximately NT$5 million in 1999, NT$163 million in 2000 and NT$0 in 2001. ChipMOS Taiwan expects that it will qualify for a further tax exemption in respect of income attributable to the expansion of production capacity as a result of the purchase of new equipment funded by its capital increases in 2000.

ChipMOS Taiwan is also entitled to other tax incentives generally available to Taiwan companies under the Statute of Upgrading Industries, including tax credits of 30% for certain research and development and employee training expenses (and, if the amount of expenditures exceeds the average amount of expenditures for the preceding two years, 50% of the excess amount may be credited against tax payable) and from 5% to 20% for certain investments in automation equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of that year's income tax liability. Such tax credits resulted in tax savings for ChipMOS Taiwan of approximately NT$51 million in 1997, NT$90 million in 1998, NT$7 million in 1999 and NT$64 million in 2000.

Net income generated by ChipMOS Taiwan after January 1, 1998, which is not distributed in the year following the year the income was generated, is subject to income tax at the rate of 10%. If that net income is subsequently distributed, the income tax previously paid on that income is credited against the amount of withholding tax payable by shareholders in connection with the distribution.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

Our board of directors currently comprises seven directors who are elected by our shareholders. The number of directors, which shall not be less than three nor greater than seven according to our bye-laws, is set by our directors but so long as a quorum of directors remains in office, casual vacancies on the board may be filled by the board. The quorum for a meeting of the directors is set by the board and otherwise is two in number. The chairman of the board is appointed from among the members of the board.

There is no requirement under Bermuda law that a director be a shareholder.

The following table sets out the name of each director and executive officer, such person's position with our company and their age. The business address for each of our directors and executive officers is No. 1, R&D Road 1, Science-Based Industrial Park, Hsinchu, Taiwan.

Name	Age	Position	Term Expires
Hung-Chiu Hu	63	Director and Chairman	2003
S. J. Cheng	44	Director and Deputy Chairman/Chief Executive Officer	2002
Hsing-Ti Tuan.............	58	Director	2003
John Seto	58	Director	2003
Min-Liang Chen..........	51	Director	2004
Pierre Laflamme	56	Director	2004
Jwo-Yi Miao	53	Director	2002
Robert Ma Kam Fook.	51	Director	2004
Hsiao-Pin Hwa...........	32	Accounting Manager	

Hung-Chiu Hu has served as our director and chairman since our inception. He has also been the chairman of ChipMOS Taiwan since 1999, the chairman of Mosel Vitelic Inc. since 1991 and the chairman of ProMOS Technologies Inc. since 1997. He has been the president of Mosel Vitelic Inc. since 1993. Mr. Hu completed a program in information science at University of California at Los Angeles in 1976 and holds a bachelor's degree from National Cheng Kung University in Taiwan.

S. J. Cheng has served as a director and deputy chairman/chief executive officer of our company since our inception. He was a division head of back-end operation of Mosel Vitelic Inc. from 1992 to 1997. He became PlusMOS Technologies Inc.'s chairman in March 2000. He has also been a director and president of ChipMOS Taiwan since 1997. Mr. Cheng has a master's degree in business administration from Saginaw Valley State University.

Hsing-Ti Tuan has served as a director of our company since August 2000. He has also served as the executive vice president of research and development division of Mosel Vitelic Inc. since 1996. He has been the president of Mosel Vitelic Corp., U.S.A. since 1994. He was also the vice president of Mosel Vitelic Inc. from 1992 to 1996. Mr. Tuan holds a master's degree in electrical engineering from Utah State University and a bachelor's degree in electrical engineering from National Cheng Kung University in Taiwan.

John Seto has served as a director of our company since August 2000. He has also been the executive vice president of the business group of Mosel Vitelic Inc. since 1996 and senior vice president of strategic business development of Mosel Vitelic Corp., U.S.A. since 1989. He has been a director of Mosel Vitelic Corp., ProMOS Technologies Inc. since 1996, and a director of Ultima Electronics Corp. since 2000. He holds a Ph.D. in electrical engineering from University of California at Berkeley.

Min-Liang Chen has served as our director since 2001. He has also served as a director and president of ProMOS Technologies Inc. since 1997. He was a vice president of ProMOS Technologies Inc. in 1996. He was also a vice president of Mosel Vitelic Inc. from 1992 to 1996 and has served as a director of Mosel Vitelic Inc. since 1999. Mr. Chen holds a Ph.D. in electrical engineering from Rutgers University and a master's degree from National Tsing-Hua University in Taiwan.

Pierre Laflamme has served as a director of our company since 2001. He has also been the president and chief operating officer of SGF Tech Inc. since 2000. Before that, he was the vice president of high technology of Société Générale de Financement du Québec from 1997 to 1999. He was the senior vice president of Solidarity Fund from 1996 to 1997 and a deputy minister of Quebec Prime Minister's Department from 1995 to 1996. Mr. Laflamme holds a bachelor's degree in Architecture from Université de Montréal.

Jwo-Yi Miao has served as a director of our company since 2001. He has also been the vice president of Pacific Energytech Co., Ltd. since 1999, supervisor of ChipMOS Taiwan since 1997, director of Tamura Kaken

Corporation since 1996, vice president of Corion Industrial Corp since 1991, chairman of E-Fong Group since 1986 and director of Ta-Fong Electro Chemical Industry Co., Ltd. since 1971. Mr. Miao holds a degree from Tamkang University in Taiwan.

Robert Ma Kam Fook has served as a managing director of Trident (Asia) Limited since 1993, a managing director of Jensmart International Ltd. since 1998 and a managing director of Wynfair (Asia) Ltd. since 2001. He was a managing director of Laidlaw Pacific Financial Services (Holdings) Ltd. and an executive director of Sino-Pacific Light Industry Fund Managing Ltd. from 1994 to 2001. Mr. Ma received a bachelor's degree in business administration from Chinese University of Hong Kong.

Hisao-Pin Hwa has served as accounting manager since March 2002. She has been deputy manager of the finance department of ChipMOS Taiwan since 1998. Before joining ChipMOS, she worked in the finance department of ProMOS Technologies Inc. Ms. Hwa holds a degree in accounting from National Cheng Chi University in Taiwan.

Senior Management of ChipMOS Taiwan

The following table sets out information with respect to the management team of ChipMOS Taiwan. The business address for each member of our management team is No. 1, R &D Road 1, Science-Based Industrial Park, Hsinchu, Taiwan.

Name	Age	Position
S. J. Cheng	44	President/Chief Executive Officer
K. J. Jan	45	Vice President, Hsinchu Production Group
Peter Ku	55	Vice President,South Taiwan Production Group
Steve Chen	47	Special Assistant to President
F. J. Tsai	44	Assistant Vice President, Research and Strategy Development Center
W. S. Chow	46	Assistant Vice President,Tape Carrier Packages Operation Division
Jessie Lin	37	Assistant Vice President, Quality, Reliability & Assurance Division
H. C. Sung	38	Assistant Vice President, System Engineering & Management Division
Robert Tsai	43	Assistant Vice President, Information Technology Management Division
Duane Sheng	46	Assistant Vice President,General Affairs & Administration Division
K. H. Chu	49	Assistant Vice President, Assembly Operation Division
Lafair Cho	40	Assistant Vice President, IC Testing Division
Ivan Hsu	36	Deputy Assistant Vice President, Equipment Engineering Division

S. J. Cheng. See "—Directors and Executive Officers."

K. J. Jan has served as a vice president of ChipMOS Taiwan since 1999. He was the production control and material control manager of Mosel Vitelic Inc. from 1994 to 1997, when he joined ChipMOS Taiwan. Mr. Jan received a degree in industrial management from Chung-Yuan Christian University and a master's degree in business administration from National Chiao Tung University.

Peter Ku has served as a vice president of ChipMOS Taiwan since 2001. He was the president of Walton Advanced Electronics Ltd. from 1998 to 2001 and a director of Microchip Technology Taiwan from 1995 to 1998. Mr. Ku received a master's degree in solid state electronics from National Cheng Kung University in Taiwan.

Steve Chen has served as the special assistant to the president of ChipMOS Taiwan since May 2000. He was the president of Viking Tech Corp. until 1997; before then he was the manager of VLSI Technology Inc. since 1994. He holds a degree in electrical engineering from Tamkang University in Taiwan.

F. J. Tsai has served as an assistant vice president of the research and strategy development center of ChipMOS Taiwan since 1998. He was the manager of the research and development department of Walsin Advanced Electronics LTD. from 1995 until 1998. He holds a master's degree in business administration from National Sun Yat-Sen University in Taiwan.

W. S. Chow has served as an assistant vice president of the tape carrier packages operation division of ChipMOS Taiwan since 2000. He was a manager of the engineering service department in Microchip Technology Taiwan from 1996 to 1999. He holds a degree in electronic engineering from Feng Chia University in Taiwan.

Jessie Lin has served as an assistant vice president of the quality, reliability and assurance division of ChipMOS Taiwan since 1997. She was a section manager of Mosel Vitelic Inc. from 1992 to 1997. She holds a master's degree in industrial engineering from Chung-Yuan Christian University in Taiwan.

H. C. Sung has served as an assistant vice president of the system engineering and management division of ChipMOS Taiwan since 1997. He was a deputy manager of Mosel Vitelic Inc. from 1992 to 1997. He holds a master's degree in industrial engineering from National Tsing Hua University in Taiwan.

Robert Tsai has served as an assistant vice president of the information technology management division in ChipMOS Taiwan since 1997. He was a deputy manager of Mosel Vitelic Inc. from 1993 to 1997. He holds a degree from Soochou University in Taiwan.

Duane Sheng has served as an assistant vice president of the general affairs and administration division of ChipMOS Taiwan since 1999. He was a manager of purchasing of Mosel Vitelic Inc. from 1991 to 1999. He holds a degree in marine technology from National Chiao Tung University in Taiwan.

K. H. Chu has served as an assistant vice president of the assembly operation division since 2002. He was vice president of research and development of Antecede Technologies Inc. from 2000 to 2001 and vice president of research and development of E&R Engineering Corporation from 1998 to 2000. He holds a degree in mechanical engineering from National Cheng Kung University.

Lafair Cho has served as an assistant vice president of IC testing division since 1997. He served as section manager of production planning of Mosel Vitelic Inc. from 1993 to 1997. He holds a master's degree in industrial management from National Cheng Kung University.

Ivan Hsu has served as a deputy assistant vice president of IC testing division since 1997. He served as section manager of equipment engineering of Mosel Vitelic Inc. from 1989 to 1997. He holds a degree in automation control from Feng Chia University.

Board Practice

Our board of directors is divided into three classes of directors. The first class of directors, consisting of Min-Liang Chen, Pierre Laflamme and Robert Ma Kam Fook, is up for reelection at the annual general meeting in 2004 and then every third annual general meeting thereafter. The second class of directors, consisting of S. J. Cheng, and Jwo-Yi Miao, is up for reelection at the annual general meeting in 2002 and then every third annual general meeting thereafter. The third class of directors, consisting of Hung-Chiu Hu, Hsing-Ti Tuan and John Seto, is up for reelection at the annual general meeting in 2003 and then every third annual general meeting thereafter.

The office of director is vacated in the event any director:

- is prohibited by law from being a director or ceases to be a director by virtue of the Companies Act 1981 of Bermuda;
- resigns from his or her office;
- becomes a bankrupt person under the laws of any country or compounds with his or her creditors;
- becomes of unsound mind or a patient for the purpose of any statute or applicable law relating to mental health and the board resolves that his or her office is vacated; or

- is removed by a resolution passed by our shareholders at a special general meeting called for that purpose.

Compensation and Compensation Committee

The aggregate compensation paid in 2001 to our directors and our executive officers, including cash and share bonuses, was approximately NT$11 million. We did not set aside any monies for pension, retirement or similar benefits for our directors in 2001.

We do not provide our directors with any benefits upon termination of employment.

Our compensation committee currently consists of S.J. Cheng, Duane Sheng and Shou-Kang Chen. This committee reviews and recommends to our board of directors the compensation of all our directors and officers on at least an annual basis.

Audit Committee

Under our audit committee charter adopted on May 17, 2001, our audit committee will:

- oversee our accounting and financial reporting principles and policies, internal audit controls and procedures, financial statements and the independent audits;
- assist in selecting, evaluating and replacing the outside auditors; and
- evaluate the independence of the outside auditors.

The audit committee currently consists of Pierre Laflamme, Robert Ma Kam Fook and Jwo-Yi Miao, who are independent directors according to Nasdaq's requirements.

Employees

The following table sets out, as of the dates indicated, the number of our full-time employees serving in the capacities indicated.

	As of December 31,		
Function	1999	2000	2001
General operations	771	1,116	773
Quality control	97	133	100
Engineering	304	443	334
Research and development	90	86	125
Sales, administration and finance	128	96	80
Others	114	188	240
Total	1,504	2,062	1,625

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

Location of Facility	As of December 31, 1999	2000	2001
Hsinchu Production Group	847	1,136	888
South Taiwan Production Group	657	926	764

Our employees are not covered by any collective bargaining agreements. We have not experienced any strikes or work stoppages by our employees and believe that our relationship with our employees is good.

Share Option Plan

We adopted a broad based share option plan in 2001. This share option provides that our directors, officers, employees, consultants and those of our affiliates may, at the discretion of a committee, be granted options to purchase our shares at an exercise price of no less than the par value of our common shares. The board or the committee will have complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the exercise price of all options granted, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding, up to a maximum term of ten years. The board or the committee has sole discretion in determining the exercise price of the option, but in no event can such price be less than the par value of our common shares.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets out certain information as of May 31, 2002 regarding the ownership of our common shares by (1) each person who is known to us to be the owner of more than five percent of our common shares and (2) the total amount owned by our directors and executive officers as a group.

Identity of Person or Group	Number of Shares Owned	Percent Owned
Mosel Vitelic Inc.[(1) (2)]	37,727,840	65%
PacMOS Technologies Holdings Limited[(3)]	4,007,284	7
Directors and executive officers, as a group[(4)]	1,165,612	2

(1) Mosel owns 37,727,840 shares indirectly through its 100% owned subsidiary, Giant Haven Investments Ltd. Mosel is a public company listed on the Taiwan Stock Exchange whose largest known shareholder owns less than 3% of Mosel's outstanding shares.

(2) Excludes shares owned by PacMOS Technologies Holdings Limited that may be beneficially owned by Mosel Vitelic Inc.

(3) PacMOS Technologies Holdings Limited is a public company listed on the Stock Exchange of Hong Kong Limited and 43% owned by Texan Management Limited and 31% owned by Vision2000 Venture Ltd. Vision2000 Venture Ltd. is 100% owned by Mosel Vitelic Inc. As a result, each of Texan Management, Vision2000 Venture Ltd. and Mosel Vitelic Inc. may be considered to be the beneficial owner of our common shares owned by PacMOS Technologies Holdings Limited. There are no voting or other arrangements among Texan Management, Vision2000 Venture Ltd. and Mosel Vitelic Inc. with respect to control of PacMOS Technologies Holdings Limited.

(4) Excludes shareholding of Mosel Vitelic Inc. owned by the group.

As of May 31, 2002, approximately 26.5% of our Common Shares were held of record by Shareholders located in the United States. All holders of our common shares have the same voting rights with respect to their shares.

Related Party Transactions

Mosel Vitelic Inc.

Mosel Vitelic Inc. indirectly owns 65% of our outstanding shares through its wholly owned subsidiary, Giant Haven Investments Ltd. Mosel is engaged in the business of design, manufacture and marketing of various types of large-scale integrated circuits and other related semiconductor components. Mosel and its affiliates currently have, and will continue to have from time to time in the future, contractual and other business relationships with us. Our relationships include the following:

- On August 10, 2000, ChipMOS Taiwan entered into a service agreement with Mosel pursuant to which we are obligated to provide testing and assembly services to Mosel (or its customers) whenever requested. This service agreement was amended on September 1, 2001 to change the terms of the storage services we provide to them. Mosel is required to provide us with a forecast for requested services for the following six months on a monthly basis. In 2000, we had total sales to Mosel of NT$4,055 million, representing 49% of our net revenues. In 2001, we had total sales to Mosel of NT$2,495 million, representing 48% of our net revenues.

- Mosel is obligated under a joint venture agreement with Siliconware Precision to severally guarantee up to 70% of ChipMOS Taiwan's indebtedness if ChipMOS Taiwan requires a guarantee to secure financing. To date, Mosel has not issued guarantees for any of ChipMOS Taiwan's indebtedness.

- Mosel is obligated to maintain an equity interest of at least 29% in ChipMOS Taiwan for five years after ChipMOS Taiwan is listed on the Taiwan Stock Exchange or other stock exchange or the ROC Over-the-Counter Securities Exchange, whichever is earlier, under the joint venture agreement with Siliconware Precision and under two other agreements in connection with a loan facility of NT$2,500 million and a secured credit facility ChipMOS Taiwan entered into in 1999 for corporate bonds issuance of NT$1,200 million.

- On September 24, 1997, ChipMOS Taiwan entered into an agreement with Mosel, pursuant to which Mosel is required to provide us with failure analysis, reliability test and instrument calibration technology services and consultation upon our request. These requests are based on our requirements for related equipment on a quarterly basis.

Siliconware Precision Industries Co., Ltd.

Siliconware Precision owns 29% of the outstanding shares of ChipMOS Taiwan. Siliconware Precision is an independent provider of semiconductor testing and packaging services. Siliconware Precision currently has, and will continue to have from time to time in the future, contractual and other business relationships with us. Our relationships include the following:

- From time to time, Siliconware Precision provides assembly services to us. Often, Siliconware Precision renders these assembly services directly to our customers through customer referrals from us. On January 1, 2001, ChipMOS Taiwan entered into a subcontracting agreement for a term of two years with Siliconware Precision, pursuant to which Siliconware Precision is obligated to provide assembly services to us. ChipMOS Taiwan is required to provide Siliconware Precision on a monthly basis a rolling forecast for requested services for the following three months. The prices of these services are to be agreed upon from time to time taking into account the cost of the packaging of raw materials. In 2000 and 2001, we outsourced to Siliconware Precision total sales of NT$214 million and NT$5 million, representing 3% and 0.09%, respectively, of our net revenues.

- Siliconware Precision is obligated under a joint venture agreement with Mosel to severally guarantee up to 30% of ChipMOS Taiwan's indebtedness if ChipMOS Taiwan requires a guarantee to secure financing. Siliconware Precision currently does not guarantee any of ChipMOS Taiwan's indebtedness.

- Siliconware Precision is obligated to maintain an equity interest in ChipMOS Taiwan of at least 18% for five years after ChipMOS Taiwan is listed on any stock exchange or the ROC Over-the-Counter Securities Exchange, whichever is earlier, under the joint venture agreement with Mosel and under two other agreements in connection with a loan facility of NT$2,500 million and a secured credit facility ChipMOS Taiwan entered into in 1999 for corporate bonds issuance of NT$1,200 million.

Billion-Create TECHNOLOGIES Inc.

Billion-Create TECHNOLOGIES Inc. is a 99% owned subsidiary of PlusMOS. We, through ChipMOS Taiwan, own 25% of PlusMOS. We provide turnkey services to Billion-Create. Sales to Billion-Create comprised 3% of our net revenues in 2000. Billion-Create TECHNOLOGIES Inc. was liquidated in November 2001.

Ultima Electronics Corp.

We, through ChipMOS Taiwan, own 7.7% of Ultima Electronics Corp.'s shares. Our deputy chairman and chief executive officer and director are also members of the board of directors of Ultima Electronics Corp. We provide mostly turnkey services and a small amount of independent testing and assembly services to Ultima Electronics Corp. Sales to Ultima Electronics Corp. comprised 11% of our net revenues in 2000 and 22% in 2001. In 2001, ChipMOS Taiwan acted as a guarantor and provided collateral for a loan in the amount of NT$600 million extended to Ultima by two Taiwan financing corporations.

TwinMOS

Mosel owned 30% of TwinMOS's common shares before Mosel sold all of TwinMOS's common shares in September 1999. We owned, through ChipMOS Taiwan, 12% of TwinMOS's common shares before ChipMOS Taiwan sold the shares in September 1999. We provided mostly turnkey services and a small amount of independent testing and assembly services to TwinMOS in 1999. Sales to TwinMOS comprised 5% of our net revenues in 1999.

Joint Venture Agreement between Mosel and Siliconware Precision

ChipMOS Taiwan is operated pursuant to a joint venture agreement between Mosel and Siliconware Precision. Under the terms of that agreement, Siliconware Precision is entitled to nominate two of the seven members of the board of directors of ChipMOS Taiwan. The joint venture agreement provides that any equity capital increases of ChipMOS Taiwan shall be approved by a resolution adopted at a shareholders meeting based upon a proposal submitted by the board of directors. Although we will be able to exercise control over the actions of ChipMOS Taiwan by virtue of our control of more than two-thirds of the outstanding shares of ChipMOS Taiwan and our ability to nominate more than two-thirds of the board of directors of ChipMOS Taiwan, Siliconware Precision may nevertheless seek to influence the corporate actions of ChipMOS Taiwan by virtue of its large shareholding and board representation.

Under the terms of the joint venture agreement between Mosel and Siliconware Precision regarding the operation of ChipMOS Taiwan, Mosel has agreed, among other things, to cooperate with Siliconware Precision to ensure that the shares of ChipMOS Taiwan are listed on the Taiwan Stock Exchange or other stock exchange or the Republic of China Over-the-Counter Securities Exchange, and to maintain an equity interest in ChipMOS Taiwan of at least 29% for five years after such listing. We currently have no plans to seek such a listing by ChipMOS Taiwan, and Mosel currently has no direct equity interest in ChipMOS Taiwan. Siliconware Precision has not objected to the restructuring transactions resulting in Mosel becoming our controlling shareholder and our becoming the controlling shareholder of ChipMOS Taiwan. We cannot assure you that Siliconware Precision will not in the future seek to enforce against Mosel its obligation under the joint venture agreement. Under the joint venture agreement, remedies for breaches by Mosel of or non-compliance by Mosel with these terms may include damage payments by Mosel to Siliconware Precision and the right for Siliconware Precision to purchase Mosel's shares of ChipMOS Taiwan or to force Mosel to purchase Siliconware Precision's shares of ChipMOS Taiwan. Mosel has provided an undertaking to us to resolve any disputes with Siliconware Precision in connection with the joint venture agreement in a manner which does not adversely affect the business or operations or financial condition of ChipMOS Taiwan or our company.

DenMOS Technology Inc.

Mosel owns 50.6% of common shares of DenMOS Technologies Inc. We provided mostly storage services to DenMOS Technologies Inc. in 2002. Sales to DenMOS Technologies Inc. were NT$19 thousand in 2001.

SyncMOS Technologies Inc.

Mosel indirectly owns 38.79% of the common shares of SyncMOS Technologies Inc. We provided storage services to SyncMOS Technologies Inc. in 2001. Rental revenue from SyncMOS Technologies Inc. was NT$405 thousand in 2001.

PlusMOS Technologies, Inc.

As of May 31, 2002, PlusMOS Technologies, Inc., or PlusMOS, is 35% owned directly by Mosel and 25% owned by us.

We provided testing and assembly services, and we also purchased raw materials on PlusMOS' behalf in connection with the testing and assembly services in 2001. The total sales to PlusMOS comprised 1% of our revenues in 2001.

Item 8. Financial Information

Consolidated Financial Statements and Other Financial Information

Please see "Item 18: Financial Statements" and pages F-1 through F-46.

Legal Proceedings

We are not involved in any material legal proceedings whose outcome we believe could have a material adverse effect on our business.

Dividend Policy

To date, we have not distributed any dividends. We currently intend to retain future earnings, if any, to finance the expansion of our business and thus do not expect to pay any cash dividends for the foreseeable future. In addition, we have no current plans to pay stock dividends. ChipMOS Taiwan, our 69.7% subsidiary, may continue to issue stock dividends in accordance with local practice in Taiwan.

Item 9. The Offer and Listing

Listing

Nasdaq National Market is the principal trading market for our common shares, which are not listed or quoted on any other markets in or outside the United States. We have been quoted on the Nasdaq National Market under the symbol "IMOS" since June 16, 2001. The CUSIP number for our common shares is "G2110R106". As of December 31, 2001 and May 31, 2002, there were 58,341,863 common shares issued and outstanding. The table below sets forth, for the periods indicated, the high, low and average closing prices on the Nasdaq National Market for our common shares.

	Nasdaq[1] Price per share(US$)		
	Average	High	Low
2001 (from June 19th through December 31st)	2.27	5.06	1.40
Second Quarter (from June 19th through June 29th).	2.91	5.06	2.20
Third Quarter	2.72	3.10	2.41
Fourth Quarter	1.77	2.45	1.40
November	1.53	1.70	1.44
December	1.67	2.00	1.40
2002 (from January 2nd through May 31st)	3.53	5.25	1.65
First Quarter	2.94	5.25	1.65
January	1.78	1.86	1.65
Februrary	2.48	4.90	1.76
March	4.60	5.25	3.56
April	4.81	5.06	4.50
May	3.85	4.50	3.22

(1) Trading in our common shares commenced on June 19, 2001 on the Nasdaq National Market.

Item 10. Additional Information

Description of Share Capital

Our authorized share capital consists of 100 million common shares, par value US$0.01 per share.

Common Shares

Each shareholder is entitled to one vote for each common share held on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors is not provided for in our bye-laws, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common shares are not entitled to preemptive rights and are not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up, the holders of common shares would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all liabilities.

Bermuda Law

We are an exempted company organized under the Companies Act 1981 of Bermuda. The rights of our shareholders are governed by Bermuda law and our memorandum of association and bye-laws. The Companies Act 1981 of Bermuda differs in some material respects from laws generally applicable to United States corporations and their shareholders.

Dividends

Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. The holders of common shares are entitled to receive dividends out of assets legally available for such purposes at times and in amounts as our board of directors may from time to time determine. Any dividend unclaimed for a period of six years from its date of declaration will be forfeited and will revert to the Company.

Voting Rights

Under Bermuda law, except as otherwise provided in the Companies Act 1981 of Bermuda or our bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting. Our bye-laws provide that, subject to the provisions of the Companies Act 1981 of Bermuda, and except for extraordinary resolutions, any question properly proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast, either on a show of hands or on a poll, with each shareholder present (and each person holding proxies for any shareholder) entitled to one vote on a show of hands, or on a poll, one vote for each fully paid-up common share held by the shareholder. In the case of an equality of votes cast, the chairman of the meeting shall have a second or casting vote. Any resolution for any of the following extraordinary transactions will require the approval of shareholders holding at least 70% of the total voting rights of all the shareholders having the right to vote at such meeting:

- a resolution for the merger, amalgamation or other consolidation of us into any other company;
- a resolution for the sale, lease, exchange, transfer or other disposition of all or substantially of our consolidated assets; or
- a resolution for the adoption of any plan or proposal for the liquidation of the Company.

Rights in Liquidation

Under Bermuda law, in the event of liquidation or winding up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred shares, the proceeds of the liquidation or winding up are distributed pro rata in specie or in kind among the holders of our common shares.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general shareholders' meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under our bye-laws, we must give each shareholder written notice at least five days prior to the annual general meeting, unless otherwise agreed by all shareholders having the right to vote at that annual general meeting, and written notice at least five days prior to any special general meeting, unless otherwise agreed by a majority of shareholders having a right to vote at that special general meeting, and together holding at least 95% of the paid-up capital of the Company carrying the right to vote at that meeting.

Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of the company. Our bye-laws provide that at least two shareholders present in person or by proxy and holding shares representing at least 50% of the total voting rights of all shareholders having the right to vote at the meeting constitute a quorum. Our bye-laws further provide that, in respect of a general meeting adjourned for want of quorum, at least two shareholders present in person or by proxy holding shares representing 33⅓% of the total voting rights of all shareholders having the right to vote at the meeting constitute a quorum.

Access to Books and Records and Dissemination of Information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company's certificate of incorporation, its memorandum of association (including its objects and powers) and any alteration to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company's audited financial statements, which, unless agreed by all shareholders, must be laid before the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain a share register in Hamilton, Bermuda and a branch register in New Jersey, U.S.A. A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election or Removal of Directors

Under Bermuda law and our bye-laws, directors are elected or appointed at an annual general meeting and serve until re-elected or re-appointed or until their successors are elected or appointed, unless they are earlier removed for cause or resign or otherwise cease to be a director under Bermuda law or our bye-laws.

A director may be removed for cause at a special general meeting of shareholders specifically called for that purpose, provided the director is served with at least 14 days' notice. The director has a right to be heard at that meeting. Any vacancy created by the removal of a director at a special general meeting may be filled at that meeting by the election of another director in his or her place or, in the absence of any election by the shareholders, by the board of directors.

Board Actions

Our bye-laws provide that the quorum necessary for the transaction of business is two directors of the Board, and that questions arising at a properly convened meeting of the Board of Directors must be approved by a majority of the votes present and entitled to be cast. In the case of an equality of votes, the chairman of the meeting is entitled to a second or casting vote.

The Board of Directors may appoint any of our directors to act as a managing director or other senior executive of the Company, on such terms and conditions as it may determine, including with respect to remuneration.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act 1981 of Bermuda, also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his discretion. Our bye-laws, other than the bye-laws separating our board of directors into three classes, may be amended by the Board of Directors if the amendment is approved by a majority of votes cast by our directors and by our shareholders by a resolution passed by a majority of votes cast at a general meeting. Any amendment to our bye-laws separating a board of directors into three classes must be approved by our board of directors and by shareholders of shares representing at least 60% of our outstanding shares.

Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company's issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company's share capital as provided in the Companies Act 1981 of Bermuda. Where an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company's memorandum of association is passed and may be made on behalf of the person entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by persons voting in favor of the amendment.

Appraisal Rights and Shareholder Suits

Under Bermuda law, in the event of an amalgamation of two Bermuda companies, a shareholder who is not satisfied that fair value has been paid for his or her shares may apply to the Bermuda Court to appraise the fair value of his or her shares. The amalgamation of a company with another company requires the amalgamation agreement to be approved by the board of directors and, except where the amalgamation is between a holding company and one or more of its wholly owned subsidiaries or between two or more wholly owned subsidiaries, by meetings of the holders of shares of each company and of each class of such shares. Under Bermuda law, an amalgamation also requires the consent of the Bermuda Minister of Finance, who may grant or withhold his consent at his discretion.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company's memorandum of association or bye-laws. Further consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company's conduct of affairs in the future or compelling the purchase of the shares by any shareholder, by other shareholders or by the company.

Certain Foreign Issuer Considerations

The following discussion is based on the advice of Appleby Spurling & Kempe, our Bermuda counsel.

The Bermuda Monetary Authority, or BMA, has designated us as non-resident for exchange control purposes. The BMA has also granted its consent under the Exchange Control Act 1972 and regulations promulgated thereunder for the issue or transfer to non-residents of Bermuda for exchange control purposes of our common shares, subject to the common shares remaining quoted on the Nasdaq National Market.

Share Issuance and Transfers by Non-Bermuda and Bermuda Residents

Under Bermuda law, there are no limitations on the rights of non-Bermuda residents to hold or vote their shares of Bermuda companies. Because we have been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on our ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares other than in respect of local Bermuda currency.

Under Bermuda law, we are an exempted company. An exempted company is exempted from the provisions of Bermuda law, which stipulate that at least 60% of the equity must be beneficially owned by Bermuda persons. Persons regarded as residents of Bermuda for exchange control purposes require specific consent under the Exchange Control Act 1972 to acquire securities issued by us. The Exchange Control Act 1972 permits companies to adopt bye-law provisions relating to the transfer of securities. None of Bermuda law, our memorandum of association or our bye-laws impose limitations on the right of foreign nationals or non-residents of Bermuda to hold our shares or vote such shares.

As an exempted company, we may not participate in certain business transactions, including: (1) the acquisition or holding of land in Bermuda (except that required for our business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (2) the taking of mortgages on land in Bermuda to secure an amount in excess of US$50,000 without the consent of the Bermuda Minister of Finance; or (3) the carrying on of business of any kind in Bermuda, except in furtherance of our business carried on outside Bermuda or under a license granted by the Bermuda Minister of Finance. In addition, present

BMA policy permits no more than 20% of the share capital of an exempted company to be held by Bermuda persons.

The Bermuda government actively encourages foreign investment in exempted entities like us that are based in Bermuda but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, we are subject neither to taxes on our income or dividends nor to any foreign exchange controls in Bermuda. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by us without limitation.

Director's Interests

Under the Bermuda Companies Act 1981, a director of a company may, notwithstanding his office, be a party to or otherwise interested in any transaction or arrangement with the company or in which the company is otherwise interested. He or she may also be a director or officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the same company or an interested company. Therefore, where it is necessary, so long as a director of a Bermuda company declares the nature of his or her interest at the first opportunity at a meeting of the board or by writing to the directors as required by the Bermuda Companies Act 1981, that director shall not by reason of his or her office be accountable to a company for any benefit he or she derives from any office or employment to which the bye-laws of the company allow him or her to be appointed or from any transaction or arrangement in which the bye-laws of such company allow him or her to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit. A general notice to the directors by a director or officer declaring that he or she is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person shall be sufficient declaration of interest in relation to any transaction or arrangement so made.

Share Issuance and Transfer

We have been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority, whose permission for the issue and transfer of common shares has been obtained subject to the common shares being quoted on the Nasdaq National Market.

The transfer of common shares between persons regarded as non-resident in Bermuda for exchange control purposes and the issue of shares after the completion of the offering to those persons may be effected without specific consent under the Exchange Control Act 1972 of Bermuda and regulations thereunder subject to the common shares remaining quoted on the Nasdaq National Market. Issues and transfers of shares to any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act 1972.

There are no limitations on the rights of persons regarded as non-residents of Bermuda for foreign exchange control purposes who own common shares to hold or vote their common shares. Since we have been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on our ability to transfer funds in and out of Bermuda or to pay dividends to United States residents or other non-residents of Bermuda who are holders of common shares, other than in respect of local Bermuda currency. Furthermore, it is not our intent to maintain Bermuda dollar deposits and, accordingly, will not pay dividends on the common shares in Bermuda currency.

Bermuda law requires that share certificates be issued only in the names of corporations or individuals. Where an applicant for common shares acts in a special capacity, such as an executor or trustee, certificates may, at the request of that applicant, record the capacity in which the applicant is acting. Our recording of any special capacity, however, shall not be construed as obliging us either to investigate, or to incur any responsibility or liability in respect of, the proper administration of any trust or estate. Regardless of whether or not we have had notice of a trust, no notice shall be taken of any trust, equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or any other right in respect of any common shares.

Transfer Agent and Registrar

Reid Management Limited serves as our principal registrar and transfer agent in Bermuda for the common shares. Mellon Investor Services, L.L.C. serves as our United States transfer agent and registrar for the common shares.

Material Contracts

We are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of our business. Please see "Item 7. Major Shareholders and Related Party Transactions — Related Party Transations" for summary of contracts with certain of our related parties.

Bermuda Taxation

This summary is based on laws, regulations, treaty provisions and interpretations now in effect and available as of the date of this annual report. The laws, regulations, treaty provisions and interpretations, however, may change at any time, and any change could be retroactive to the date of issuance of our common shares. These laws, regulations and treaty provisions are also subject to various interpretations, and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below.

At the date hereof, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our shareholders other than shareholders ordinarily resident in Bermuda. We are not subject to stamp or other similar duty on the issue, transfer or redemption of our common shares.

We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertaking Tax Protection Act 1966 that, in the event there is enacted in Bermuda any legislation imposing tax computed on profits or income or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not be applicable to us or to our operations, or to the common shares, debentures or our other obligations until March 28, 2016, except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such common shares, debentures or our other obligations or any real property or leasehold interests in Bermuda owned by us. No reciprocal income tax treaty affecting us exists between Bermuda and the United States.

As an exempted company, we are liable to pay in Bermuda an annual registration fee calculated on a sliding scale basis by reference to our assessable capital, which is the aggregate of our authorized common share capital and the premium on our issued common shares currently at a rate not exceeding US$27,825 per annum.

United States Federal Income Taxation

In General

This section describes the material United States federal income tax consequences of owning our common shares. It applies to you only if you are a U.S. holder (as defined below) and you hold your common shares as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

- a dealer in securities;
- a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
- a tax-exempt organization;

- a life insurance company;
- a person liable for alternative minimum tax;
- a person that actually or constructively owns 10% or more of the voting stock of ChipMOS TECHNOLOGIES (Bermuda) LTD.;
- a person that holds common shares as part of a straddle or a hedging or conversion transaction; or
- a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty between the United States and Bermuda.

You are a U.S. holder if you are a beneficial owner of common shares and you are:

- a citizen or resident of the United States;
- a domestic corporation;
- an estate whose income is subject to United States federal income tax regardless of its source; or
- a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Dividend Distributions

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Bermuda dollar payments made, determined at the spot Bermuda dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Currently, one Bermuda dollar is equivalent to one U.S. dollar as a result of the Bermuda Dollar Parity Order 1981 under the Bermuda Monetary Authority Act. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the common shares and thereafter as capital gain.

Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Capital Gain

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your common shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your common shares. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

We believe that common shares should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the common shares, gain realized on the sale or other disposition of your common shares would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain "excess distributions" ratably over your holding period for the common shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

You should consult your own tax advisor regarding the United States federal, state and local and Bermuda and other tax consequences of owning and disposing of our common shares in your particular circumstances.

Document on Display

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

Item 11. Quantitative and Qualitative Disclosure about Market Risk

Market Risks

Our exposure to financial market risks relates primarily to changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, the application of which is primarily for hedging, and not for speculative, purposes.

Interest Rate Risks

As of December 31, 2001, we had aggregate debt outstanding of NT$4,216 million (US$120 million), which was incurred for capital expenditures and general operating expenses. Of our outstanding debt, 70% bears interest at variable rates. The interest rate for the majority of our variable rate debt varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debt had an annual weighted average interest rate of 6.89% as of December 31, 2001. Accordingly, we have cash flow and earnings exposure due to market interest rate changes for our variable rate debt. A fluctuation in interest rates of 1% would increase our annual interest charge by NT$29 million based on our outstanding indebtedness as of December 31, 2001.

We currently do not enter into derivative transactions with regard to interest rates, but we would consider engaging in currency interest rate swaps to lock in favorable currency and interest rate levels from time to time, if available, on terms considered attractive by us. We had no interest rate derivative contracts outstanding as of December 31, 2001.

Foreign Currency Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, the Japanese yen and the U.S. dollar. As of December 31, 2001, 12% of our accounts receivable are denominated in U.S. dollars and Japanese yen, and 49% of our accounts payable and payables for properties are denominated in Japanese yen and U.S. dollars. To minimize foreign currency exchange risk, we utilize forward exchange contracts and foreign currency options to hedge our exchange rate risk on foreign currency assets or liabilities positions. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average appreciation of the NT dollar against all other relevant foreign currencies of 5% would increase our annual exchange losses by NT$30 million based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2001. Please see note 19 of our consolidated financial statements for information on the net assets and liabilities hedged by these derivative transactions.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

The information set forth in "Proposal No. 3 Approval of Proposed Amendments to Certain Other Bye-Laws" in our Proxy Statement furnished under cover of Form 6-K, dated February 19, 2002, is incorporated herein by reference.

Item 15. (Reserved)

Item 16. (Reserved)

PART III

Item 17. Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. *Financial Statements*

INDEX TO FINANCIAL STATEMENTS

Item 19. Exhibits

Exhibits	Description
1.1	Memorandum of Association of ChipMOS TECHNOLOGIES (Bermuda) LTD.(1)
1.2	Bye-laws of ChipMOS TECHNOLOGIES (Bermuda) LTD.(2)
2.1	Certificate of Incorporation of ChipMOS TECHNOLOGIES (Bermuda) LTD., dated August 15, 2000.(1)
4.1	Joint Venture Agreement, dated July 14, 1997, between Mosel Vitelic Inc. and Siliconware Precision Industries Co., Ltd. (1)
4.2	Asset Sales Agreement, dated June 14, 1999, between Microchip Technology Taiwan and ChipMOS TECHNOLOGIES INC.(1)
4.3	Tessera Compliant Chip License Agreement, dated April 20, 1999, between Tessera Inc. and ChipMOS TECHNOLOGIES INC.(1)
4.4	License Agreement, dated April 1, 1999, between Fujitsu Ltd. and ChipMOS TECHNOLOGIES INC.(1)
4.5	BGA Immunity Agreement, dated April 1, 1999, between Motorola, Inc. and ChipMOS TECHNOLOGIES INC.(1)
4.6	Semiconductor Failure Analysis Reliability Test and Instrument Calibration Technology Service Agreement, dated September 24, 1997, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC. (1)
4.7	Sales Agreement, dated February 10, 2000, between Sharp Corp. and ChipMOS TECHNOLOGIES INC.(1)
4.8	Raw Materials Processing Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC. (1)
4.9	Raw Materials Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC. (1)
4.10	Integrated Circuit Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC. (1)
4.11	Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC. (1)
4.12	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC. (1)
4.13	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC. (1)
4.14	Land Lease Agreement, dated September 1, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC. (1)
4.15	Purchase Agreement, dated July 31, 1997, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc. (1)
4.16	Lease Agreement for Public Land in Custody of Kaohsiung Branch, Export Processing Zone Administration, Ministry of Economic Affairs, dated June 29, 1999, between Kaohsiung Branch, ChipMOS TECHNOLOGIES INC. and Kaohsiung Branch, Export Processing Zone Administration, Ministry of Economic Affairs. (1)
4.17	Fab Lease Agreement, dated January 1, 2000, between ChipMOS TECHNOLOGIES INC. Kaohsiung Branch and Microchip Technology Taiwan. (1)

Exhibits	Description
4.18	Form of Share Exchange Covenant Letter from the Company to the Shareholders. (1)
4.19	Amendment to the Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC, dated September 1, 2001.
4.20	Purchase Agreement between ChipMOS TECHNOLOGIES INC. and DenMOS Technology Inc.
4.21	Cooperation Agreement, dated March 27, 2002, Shanghai Qingpu Industrial Park Development (Group) Company and ChipMOS TECHNOLOGIES (Bermuda) LTD.
8.1	List of subsidiaries of ChipMOS TECHNOLOGIES (Bermuda) LTD.
23.1	Consent of TN Soong & Co.

(1) Incorporated by reference to our Registration Statement on Form-1 (File No333-13218), filed on February 28, 2001.
(2) Incorporated by reference to our report on Form 6-K, dated February 19, 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Taipei, Taiwan, Republic of China, on June 17, 2002.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

By: /s/ Hung-Chiu Hu
Name: Hung-Chiu Hu
Title: Chairman

EXHIBIT INDEX

Exhibits	Description
1.1	Memorandum of Association of ChipMOS TECHNOLOGIES (Bermuda) LTD.(1)
1.2	Bye-laws of ChipMOS TECHNOLOGIES (Bermuda) LTD.(2)
2.1	Certificate of Incorporation of ChipMOS TECHNOLOGIES (Bermuda) LTD., dated August 15, 2000.(1)
4.1	Joint Venture Agreement, dated July 14, 1997, between Mosel Vitelic Inc. and Siliconware Precision Industries Co., Ltd. (1)
4.2	Asset Sales Agreement, dated June 14, 1999, between Microchip Technology Taiwan and ChipMOS TECHNOLOGIES INC.(1)
4.3	Tessera Compliant Chip License Agreement, dated April 20, 1999, between Tessera Inc. and ChipMOS TECHNOLOGIES INC.(1)
4.4	License Agreement, dated April 1, 1999, between Fujitsu Ltd. and ChipMOS TECHNOLOGIES INC.(1)
4.5	BGA Immunity Agreement, dated April 1, 1999, between Motorola, Inc. and ChipMOS TECHNOLOGIES INC.(1)
4.6	Semiconductor Failure Analysis Reliability Test and Instrument Calibration Technology Service Agreement, dated September 24, 1997, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC. (1)
4.7	Sales Agreement, dated February 10, 2000, between Sharp Corp. and ChipMOS TECHNOLOGIES INC.(1)
4.8	Raw Materials Processing Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC. (1)
4.9	Raw Materials Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC. (1)
4.10	Integrated Circuit Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC. (1)
4.11	Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC. (1)
4.12	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC. (1)
4.13	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC. (1)
4.14	Land Lease Agreement, dated September 1, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC. (1)
4.15	Purchase Agreement, dated July 31, 1997, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc. (1)
4.16	Lease Agreement for Public Land in Custody of Kaohsiung Branch, Export Processing Zone Administration, Ministry of Economic Affairs, dated June 29, 1999, between Kaohsiung Branch, ChipMOS TECHNOLOGIES INC. and Kaohsiung Branch, Export Processing Zone Administration, Ministry of Economic Affairs. (1)
4.17	Fab Lease Agreement, dated January 1, 2000, between ChipMOS TECHNOLOGIES INC. Kaohsiung Branch and Microchip Technology Taiwan. (1)
4.18	Form of Share Exchange Covenant Letter from the Company to the Shareholders. (1)
4.19	Amendment to the Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC, dated September 1, 2001.
4.20	Purchase Agreement between ChipMOS TECHNOLOGIES INC. and DenMOS Technology Inc.

Exhibits	Description
4.21	Cooperation Agreement, dated March 27, 2002, Shanghai Qingpu Industrial Park Development (Group) Company and ChipMOS TECHNOLOGIES (Bermuda) LTD.
8.1	List of subsidiaries of ChipMOS TECHNOLOGIES (Bermuda) LTD.
23.1	Consent of TN Soong & Co.

(1) Incorporated by referencc to our Registration Statement on Form-1 (File No333-13218), filed on February 28, 2001.
(2) Incorporated by reference to our report on Form 6-K, dated February 19, 2002.

ChipMOS TECHNOLOGIES (Bermuda) LTD. and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 1999, 2000 and 2001 Together with Independent Auditors' Report

勤業會計師事務所
新竹市科學工業園區園區二路11號7樓
電話：(03) 578-0899
傳真：(03) 577-2218

T N Soong & Co
7th Floor, 11 Park Avenue 2nd Road
Science-Based Industrial Park
Hsinchu, Taiwan, ROC
Tel : +886 3 578-0899
Fax : +886 3 577-2218

勤業

Independent Auditors' Report

The Board of Directors and Shareholders
ChipMOS TECHNOLOGIES (Bermuda) LTD.

We have audited the accompanying consolidated balance sheets of ChipMOS TECHNOLOGIES (Bermuda) LTD. (see Note 1) and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ChipMOS TECHNOLOGIES (Bermuda) LTD. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income (loss) for each of the three years in the period ended December 31, 2001, and the determination of shareholders' equity and financial position at December 31, 2000 and 2001, to the extent summarized in Note 21.

T N Soong & Co

T N Soong & Co.
Associate Member Firm of Deloitte Touche Tohmatsu effective April 22, 2002
Former Member Firm of Andersen Worldwide, S.C.
Taipei, Taiwan
Republic of China
April 24, 2002

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2000 and 2001 (Notes 1 and 14)
(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

ASSETS	December 31, 2000 NT$	2001 NT$	2001 US$ (Note 3)
CURRENT ASSETS			
Cash	1,190,525	1,181,105	33,746
Restricted cash and cash equivalents (Note 17)	34,038	234,001	6,686
Short-term investments (Notes 2 and 4)	2,048,207	969,945	27,713
Notes receivable			
Related parties (Note 16)	3,857	1,158	33
Third parties	15,198	29,542	844
Accounts receivable - net of allowance for doubtful receivables of NT$58,433 in 2000 and NT$ 17,490 in 2001 (Notes 2 and 5)			
Related parties (Note 16)	867,365	1,200,123	34,289
Third parties	1,101,811	250,709	7,163
Other receivable - net of allowance for doubtful receivables of NT$12,567 in 2000 and NT$12,510 in 2001(Notes 2 and 5)			
Related parties (Note 16)	19,115	11,600	331
Third parties	18,105	10,581	302
Inventories - net (Notes 2 and 6)	325,198	172,254	4,922
Deferred income tax - net (Notes 2 and 15)	42,854	40,748	1,164
Prepaid expenses and other current assets	87,596	17,881	511
Total Current Assets	5,753,869	4,119,647	117,704
LONG-TERM INVESTMENTS (Notes 2 and 7)	280,330	271,375	7,754
PROPERTY, PLANT AND EQUIPMENT - NET (Notes 2, 8, 11 and 12)			
Cost			
Buildings and auxiliary equipment	2,397,699	2,533,231	72,378
Machinery and equipment	11,091,689	13,396,683	382,762
Furniture and fixtures	182,017	213,429	6,098
Transportation equipment	8,892	10,342	295
Tools	624,416	783,852	22,396
Leasehold improvements	9,171	14,319	409
Total cost	14,313,884	16,951,856	484,338
Accumulated depreciation	(3,956,584)	(6,529,508)	(186,557)
Construction in progress and advance payment	2,071,538	377,259	10,779
Net Property, Plant and Equipment	12,428,838	10,799,607	308,560
INTANGIBLE ASSETS - NET (Notes 2 and 9)	321,372	155,292	4,437
OTHER ASSETS			
Restricted cash and cash equivalent (Note 17)	-	601,624	17,189
Employee dormitory building - net of accumulated depreciation of NT$15,091 in 2000 and NT$ 23,271 in 2001 (Note 2)	132,075	138,765	3,965
Refundable deposits	46,482	14,972	428
Total Other Assets	178,557	755,361	21,582
TOTAL ASSETS	18,962,966	16,101,282	460,037

(Forward)

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2000 and 2001 (Notes 1 and 14)
(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

LIABILITIES AND SHAREHOLDERS' EQUITY	December 31,		
	2000	2001	
	NT$	NT$	US$ (Note 3)
CURRENT LIABILITIES			
Bank loans (Note 10)	233,618	1,066,762	30,479
Accounts payable			
Related parties (Note 16)	11,526	-	-
Third parties	216,698	120,085	3,431
Other payable			
Related parties (Note 16)	1,445	948	27
Third parties	152,705	105,860	3,024
Income tax payable (Notes 2 and 15)	61,562	35,731	1,021
Payables to contractors and equipment suppliers	1,038,393	358,757	10,250
Accrued expenses and other current liabilities	417,667	152,800	4,366
Current portion of long-term loans (Note 12)	1,076,250	1,180,000	33,714
Total Current Liabilities	3,209,864	3,020,943	86,312
LONG-TERM LIABILITIES			
Long-term bonds payable (Note 11)	1,200,000	1,200,000	34,286
Long-term loans (Note 12)	1,925,500	769,411	21,983
Total Long-Term Liabilities	3,125,500	1,969,411	56,269
OTHER LIABILITIES			
Deferred income tax - net (Notes 2 and 15)	162,724	155,378	4,439
Accrued pension cost (Notes 2 and 13)	16,656	19,206	549
Guarantee deposits	1,022	442	13
Total Other Liabilities	180,402	175,026	5,001
Total Liabilities	6,515,766	5,165,380	147,582
MINORITY INTEREST IN ChipMOS TECHNOLOGIES, INC.	3,738,375	3,336,721	95,335
COMMITMENTS AND CONTINGENCIES (Note 18)			
SHAREHOLDERS' EQUITY (Notes 2 and 14)			
Capital stock - NT$0.3265 (US$ 0.01) par value			
Authorized - 100,000 thousand shares			
Issued -58,342 thousand shares	19,048	19,048	544
Capital surplus	7,595,523	7,582,172	216,634
Retained earnings (accumulated deficits)	1,133,366	(1,561)	(44)
Unrealized loss on long-term investments	(38,906)	-	-
Cumulative translation adjustments	(206)	(478)	(14)
Total Shareholders' Equity	8,708,825	7,599,181	217,120
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	18,962,966	16,101,282	460,037

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 1999, 2000 and 2001 (Notes 1 and 14)
(In Thousands of New Taiwan and U.S. Dollars, Except Earnings (loss) Per Share)

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	US$ (Note 3)
NET REVENUES (Notes 2 and 16)				
Related parties	4,162,381	5,311,125	3,718,979	106,257
Third parties	2,221,515	2,913,066	1,526,116	43,603
Total Net Revenues	6,383,896	8,224,191	5,245,095	149,860
COST OF REVENUES (Note 16)				
Related parties	2,977,358	3,686,784	3,760,067	107,430
Third parties	1,959,073	1,824,208	2,269,242	64,836
Total Cost of Revenues	4,936,431	5,510,992	6,029,309	172,266
GROSS PROFIT (LOSS)	1,447,465	2,713,199	(784,214)	(22,406)
OPERATING EXPENSES (Note 16)				
Research and development (Note 2)	281,686	357,429	408,905	11,683
General and administrative	169,051	238,463	248,026	7,086
Marketing (Note2)	84,196	138,007	34,654	990
Total Operating Expenses	534,933	733,899	691,585	19,759
INCOME (LOSS) FROM OPERATIONS	912,532	1,979,300	(1,475,799)	(42,165)
NON-OPERATING INCOME				
Gain on sales of investments (Note 2)	42,571	99,390	232,701	6,649
Rental (Note 16)	46,455	88,828	93,491	2,671
Interest	2,578	34,095	65,281	1,865
Foreign exchange gain - net (Note 2)	-	74,765	55,350	1,581
Reversal of allowance for doubtful receivables (Note 5)	-	-	38,835	1,110
Subsidy income	1,000	9,250	26,161	747
Gain on disposal of property, plant and equipment (Note 2)	1,334	4,108	240	7
Insurance compensation	8,835	101,936	-	-
Reversal of allowance for loss on short-term investments (Note 2)	4,308	658	-	-
Other	2,604	9,250	13,673	391
Total Non-Operating Income	109,685	422,280	525,732	15,021
NON-OPERATING EXPENSES				
Interest (Note 8)	133,965	308,405	299,136	8,547
Loss on lease rescission - net (Note 18)	-	13,533	116,622	3,332
Public listing fees (Note 1)	-	-	82,687	2,362
Investment loss recognized by equity method (Notes 2 and 7)	-	171,689	75,035	2,144
Financing cost	864	14,517	14,768	422

(Forward)

Loss on disposal of property, plant and equipment (Note 2)	12,059	2,928	1,079	31
Foreign exchange loss - net (Note 2)	19,591	-	-	-
Other	10,886	18,091	13,635	390
Total Non-Operating Expenses	177,365	529,163	602,962	17,228
INCOME (LOSS) BEFORE INCOME TAX AND MINORITY INTEREST AND INTEREST IN BONUSES TO DIRECTORS, SUPERVISORS AND EMPLOYEES PAID BY A SUBSIDIARY	844,852	1,872,417	(1,553,029)	(44,372)
INCOME TAX EXPENSE (BENEFIT) (Notes 2 and 15)	(102,115)	333,396	32,413	926
INCOME (LOSS) BEFORE MINORITY INTEREST AND INTEREST IN BONUSES TO DIRECTORS, SUPERVISORS AND EMPLOYEES PAID BY A SUBSIDIARY	946,967	1,539,021	(1,585,442)	(45,298)
MINORITY INTEREST IN ChipMOS TECHNOLOGIES INC.	(290,435)	(465,708)	450,515	12,872
INTEREST IN BONUSES TO DIRECTORS, SUPERVISORS AND EMPLOYEES PAID BY A SUBSIDIARY	(70,830)	(115,918)	-	-
NET INCOME (LOSS)	585,702	957,395	(1,134,927)	(32,426)
EARNINGS (LOSS) PER SHARE	13.04	17.76	(19.45)	(0.56)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	44,907	53,911	58,342	58,342
EARNINGS (LOSS) PER SHARE - RETROACTIVELY ADJUSTED (Note 2)	11.47	17.76		
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - RETROACTIVELY ADJUSTED (Note 2)	51,056	53,911		

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 1999, 2000 and 2001 (Notes 1 and 14)
(In Thousands of New Taiwan and U.S. Dollars, Except Number of Shares)

	CAPITAL STOCK ISSUED						
	Shares (Thousand)	Amount NT$	CAPITAL SURPLUS NT$	RETAINED EARNINGS (ACCUMULATED DEFICITS) NT$	UNREALIZED LOSS ON LONG-TERM INVESTMENTS (Note 2) NT$	CUMULATIVE TRANSLATION ADJUSTMENTS (Note 2) NT$	TOTAL SHAREHOLDERS' EQUITY NT$
BALANCE, JANUARY 1, 1999	37,629	12,286	3,752,690	809,827	-	-	4,574,803
Appropriation of 1998 earnings:							
Stock dividends - 18.25%	6,867	2,242	684,487	(686,729)	-	-	-
Bonus to employees settled by issuance of shares	411	134	40,955	-	-	-	41,089
Net income for 1999	-	-	-	585,702	-	-	585,702
Gain on disposal of property, plant and equipment	-	-	693	(693)	-	-	-
Adjustment arising from changes in ownership percentage in subsidiaries	-	-	1,183	-	-	-	1,183
Translation adjustments	-	-	-	-	-	33	33
BALANCE, DECEMBER 31, 1999	44,907	14,662	4,480,008	708,107	-	33	5,202,810
Appropriation of 1999 earnings:							
Stock dividends - 11.6%	5,300	1,730	528,257	(529,987)	-	-	-
Bonus to employees settled by issuance of shares	849	277	84,647	-	-	-	84,924
Issuance of capital	7,286	2,379	2,547,574	-	-	-	2,549,953
Net income for 2000	-	-	-	957,395	-	-	957,395
Gain on disposal of property, plant and equipment	-	-	2,149	(2,149)	-	-	-
Unrealized loss on long-term investments	-	-	-	-	(38,906)	-	(38,906)
Adjustment arising from changes in ownership percentage in subsidiaries	-	-	(47,112)	-	-	-	(47,112)
Translation adjustments	-	-	-	-	-	(239)	(239)
BALANCE, DECEMBER 31, 2000	58,342	19,048	7,595,523	1,133,366	(38,906)	(206)	8,708,825
Net loss for 2001	-	-	-	(1,134,927)	-	-	(1,134,927)
Reversal of unrealized losses on long-term investments	-	-	-	-	38,906	-	38,906
Adjustment arising from changes in ownership percentage in subsidiaries	-	-	(13,351)	-	-	-	(13,351)
Translation adjustments	-	-	-	-	-	(272)	(272)
BALANCE, DECEMBER 31, 2001	58,342	19,048	7,582,172	(1,561)	-	(478)	7,599,181

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 1999, 2000 and 2001 (Notes 1 and 14)
(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	585,702	957,395	(1,134,927)	(32,426)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation	1,301,824	1,825,274	2,625,559	75,016
Amortization	168,691	187,817	189,792	5,423
Loss (gain) on disposal of property, plant and equipment - net	10,725	(1,180)	839	23
Investment loss recognized by equity method	-	171,689	75,035	2,144
Gain on sales of long-term investments	(28,281)	-	-	-
Accrued pension cost	6,800	7,910	2,550	73
Deferred income tax – net	(113,354)	270,608	(5,240)	(150)
Minority interest in ChipMOS TECHNOLOGIES INC.	290,435	465,708	(450,515)	(12,872)
Changes in operating assets and liabilities:				
Notes receivable	(231,617)	213,576	(11,645)	(333)
Accounts receivable	(438,523)	(40,125)	518,344	14,810
Other receivable	(16,808)	3,279	15,039	430
Inventories	13,411	(111,221)	152,944	4,370
Prepaid expenses and other current assets	(11,073)	(30,088)	69,715	1,992
Accounts payable	(83,084)	(26,735)	(108,139)	(3,090)
Other payable	(996)	67,280	(47,342)	(1,352)
Income tax payable	(44,046)	55,219	(25,831)	(738)
Accrued expenses and other current liabilities	88,453	278,987	(245,714)	(7,021)
Net Cash Provided by Operating Activities	1,498,259	4,295,393	1,620,464	46,299
CASH FLOWS FROM INVESTING ACTIVITIES				
Decrease (increase) in restricted cash and cash equivalents	6,391	(28,997)	(801,587)	(22,902)
Decrease (increase) in short-term investments	(533,777)	(1,260,198)	1,078,262	30,807
Proceeds from sales of:				
Long-term investments	172,281	100	-	-
Property, plant and equipment	14,913	719,626	2,981	85
Acquisitions of:				
Long-term investments	(149,993)	(357,408)	(10,698)	(306)
Property, plant and equipment	(2,729,134)	(6,567,185)	(1,671,604)	(47,760)
Intangible assets	(34,576)	(36,400)	(23,712)	(677)
Employee dormitory building	(16,679)	(2,361)	(14,870)	(425)
Decrease (increase) in refundable deposits	6,280	(15,610)	31,510	900
Net Cash Used in Investing Activities	(3,264,294)	(7,548,433)	(1,409,718)	(40,278)
CASH FLOWS FROM FINANCING ACTIVITIES				
Payments on:				
Bank loans	(564,443)	(768,440)	-	-
Commercial papers	(392,063)	-	-	-
Long-term loans	-	(1,006,250)	(1,052,339)	(30,067)
Proceeds from:				
Bank loans	-	-	833,144	23,804
Long-term loans	2,634,000	1,374,000	-	-
Bonds payable	-	1,200,000	-	-
Issuance of capital stock	-	2,549,953	-	-
Increase (decrease) in guarantee deposits	317	105	(580)	(16)
Increase (decrease) in minority interest in ChipMOS TECHNOLOGIES INC				
Bonus to directors, supervisors and employees	(23,929)	(5,222)	-	-
Proceeds from issuance of capital stock	-	950,047	-	-
Net Cash Provided by (Used in) Financing Activities	1,653,882	4,294,193	(219,775)	(6,279)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	47	(343)	(391)	(11)
Net Increase (Decrease) In Cash (Forward)	(112,106)	1,040,810	(9,420)	(269)

Cash, beginning of the year	261,821	149,715	1,190,525	34,015
Cash, end of the year	149,715	1,190,525	1,181,105	33,746
SUPPLEMENTAL INFORMATION				
Income tax paid	55,278	7,782	63,484	1,814
Interest paid (excluding the amounts of NT$ 82,548 capitalized in 2000)	121,070	261,388	367,495	10,500
NONCASH FINANCING ACTIVITIES				
Current portion of long-term loans	319,250	1,076,250	1,180,000	33,714
PARTIAL CASH PAID FOR INVESTING ACTIVITIES				
Cash paid for acquisition of property, plant and equipment				
Total acquisitions	2,849,081	7,022,019	991,968	28,342
Decrease (increase) in payables to contractors and equipment suppliers	(119,947)	(454,834)	679,636	19,418
	2,729,134	6,567,185	1,671,604	47,760
Cash paid for acquisition of intangible assets				
Total acquisitions	38,508	36,400	23,712	677
Increase in payables for intangible assets	(3,932)	-	-	-
	34,576	36,400	23,712	677

The accompanying notes are an integral part of the consolidated financial statements.

1. ORGANIZATION AND BUSINESS

ChipMOS TECHNOLGIES (Bermuda) LTD. (ChipMOS Bermuda) was incorporated under the laws of Bermuda on August 1, 2000, and has been listed on Nasdaq National Market since June 2001. In connection with a corporate restructuring on January 12, 2001, the holders of an aggregate of 583,419 thousand common shares of ChipMOS TECHNOLOGIES INC. (ChipMOS Taiwan) executed a Purchase and Subscription Agreement whereby they transferred their shares of ChipMOS Taiwan to ChipMOS Bermuda in exchange for 58,342 thousand newly-issued common shares of ChipMOS Bermuda. The selling shareholders, who previously held in an aggregate of 70.25% of the entire outstanding common shares of ChipMOS Taiwan, thus, became the holders of the holders of the entire outstanding common shares of ChipMOS Bermuda. As of December 31, 2001, ChipMOS Bermuda owned 69.70% of the outstanding common shares of ChipMOS Taiwan.

Because 100% of the outstanding common shares of ChipMOS Bermuda were owned by former shareholders of ChipMOS Taiwan, the exchange has been accounted for as a reverse merger. Consequently, the financial statements present the historical results, assets and liabilities of ChipMOS Taiwan as if ChipMOS Taiwan was the acquirer. Therefore, the consolidated financial statements as of December 31, 2000 and for the years ended December 31, 1999 and 2000 are presented as if ChipMOS Bermuda had been in existence since, and as if it had acquired its interest in ChipMOS Taiwan on July 28, 1997 (the date of ChipMOS Taiwan's inception). The equity accounts have been restated to reflect the exchange ratio in the transaction and the net income and shareholders' equity of ChipMOS Taiwan. Equity and operations attributable to ChipMOS Taiwan shareholders not participating in the exchange offer has been reflected as minority interest in the historical financial statements.

ChipMOS Taiwan owns 100% of the outstanding shares of both ChipMOS Japan Inc. (ChipMOS Japan) and ChipMOS USA Inc. (ChipMOS USA) and 25% of the outstanding shares of PlusMOS TECHNOLOGIES Inc. (PlusMOS). The Company's structure is diagrammed below:


ChipMOS Bermuda
69.7%
ChipMOS Taiwan
25%
100%
100%
PlusMOS
ChipMOS Japan
ChipMOS USA

ChipMOS Taiwan was incorporated on July 28, 1997 as a joint venture company of Mosel Vitelic, Inc. (MVI) and Siliconware Precision Industries Co. Ltd. (SPIL). Its operations consist of research and development, manufacturing, testing, and packaging of integrated circuits, which began on August 12, 1997. MVI participated in the restructuring and share exchange described above and SPIL did not.

As of April 24, 2002, ChipMOS Bermuda is 64.667% owned by Giant Haven Investment Ltd., a subsidiary of MVI, and ChipMOS Taiwan is 69.70% owned by ChipMOS Bermuda and 28.73% owned by SPIL.

ChipMOS Japan was incorporated in Japan in June 1999, and ChipMOS USA was incorporated in the United States of America in October 1999. The two companies engage in research and development and testing of integrated circuits, and all the expenses incurred from the activities are charged to current income. ChipMOS Japan began generating revenue in 2000, while ChipMOS USA began generating revenue in 2001.

PlusMOS was incorporated on March 22, 2000, as a joint venture company of ChipMOS Taiwan (25%) and MVI (49.31% indirectly and directly). Its operations consisting of manufacture, design and sale of DRAM modules.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the accounts of ChipMOS Bermuda and all subsidiaries in which ChipMOS Bermuda holds controlling voting interest in excess of 50% (hereinafter, referred to individually or collectively as the "Company"). All significant intercompany accounts and transactions have been eliminated.

Weighted-average minority interest of 30.67%, 30.26% and 29.85% in the results of operation for the years ended December 31, 1999, 2000 and 2001, respectively, of ChipMOS Taiwan, and minority interest of 29.75% and 30.30% of the net assets of ChipMOS Taiwan were recognized as of December 31, 2000 and 2001 and are presented separately in the financial statements.

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. Cash is deposited with high credit quality financial institutions. A substantial portion of revenues is made to a small number of customers on credit and generally no collateral is required.

The Company had two customers that had balances greater than ten percent of total notes and accounts receivable as of December 31, 2000 and 2001:

	December 31,	
	2000	2001
Related parties		
MVI	35%	56%
Ultima Electronics Corp. (Ultima)	-	25%
Third parties		
Alliance Semiconductor Corp.	26%	-

Credit evaluation of each customer is performed and reserves for potential credit losses are maintained. Losses from bad debts, in the aggregate, have historically not exceeded management's expectations.

Cash equivalents

Commercial paper acquired under agreements that provide for their repurchase within less than three months from date of their acquisition are classified as cash equivalents.

Short-term investments

Short-term investments are carried at the lower of cost or market value. An allowance for losses is provided when the carrying value of the investments exceeds the total market value with the related provision for losses charged to income for the current year. Any recovery of the market value to the extent of the original carrying value is recognized as income.

Costs of investments sold are determined using the weighted-average method.

Allowance for doubtful receivables

Allowance for doubtful receivables are provided based on a review of the collectibility of individual receivables, primarily taking into account the age of the receivables and the financial condition of the debtors.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard costs and adjusted to approximate weighted-average cost at the end of the period. Market value represents net realizable value for finished goods and work in process and replacement value for raw materials.

Long-term investments

Investments in shares of stock of companies where the Company exercises significant influence over the investee's operating and financial decisions are accounted for using the equity method. The Company's proportionate share in the net income or net loss of investee companies is recognized as part of the "Investment gain or loss recognized by equity method - net" account in the consolidated statements of operations. When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulted investment in equity investee differs from the Company's proportionate amount of its share in the investee's net equity. The Company records such difference as an adjustment to "Capital surplus" and the "Long-term investments" accounts, respectively.

Other stock investments (listed stocks or stocks traded over the counter) are accounted for using the cost method. These investments are stated at cost less decline in market value, which is considered temporary, and a credit is made to an allowance for decline in value with a corresponding debit to shareholders' equity. The allowance is then reduced for any subsequent recovery of the market value to the extent of the balance of the allowance. However, if the decline in value is considered irrecoverable, the decline in value is recorded as a charge to income.

Cash dividends are recognized as income in the year received but are accounted for as a reduction in the carrying value of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recognized only as an increase in the number of shares held on the ex-dividend date.

The costs of investments sold are determined using the weighted-average method.

Property, plant and equipment and employee dormitory building

Property, plant and equipment and employee dormitory building (presented as part of Other Assets) are stated at cost less accumulated depreciation. Major additions, renewals and betterment are capitalized while maintenance and minor repairs are expensed currently.

Depreciation is provided using the straight-line method over estimated service lives: buildings and auxiliary equipment, 3 to 54 years; machinery and equipment, 2 to 5 years; furniture and fixtures, 2 to 5 years; transportation equipment, 5 years; tools, 2 years; leasehold improvements, 2 years; employee dormitory building, 5 to 50 years. Salvage value is considered when determining the basis of depreciated assets. If items of property, plant and equipment and employee dormitory building is still in good condition and useful at the end of its original service life, the salvage value is depreciated over any extended useful life and property, plant and equipment and employee dormitory building are not depreciated beyond their original costs.

Upon sale or disposal of property, plant and equipment and employee dormitory building, the related cost and accumulated depreciation are removed from the accounts. Any resulting gain or loss is credited or charged to income. Any such gain generated before 2000, realized by ChipMOS Taiwan, less applicable income tax, was transferred to capital surplus.

Intangible assets

Intangible assets are amortized using the straight-line method over the following periods: technology know - how, 5 years; technology license fee, 5 years; software, 2 to 4 years and bond issuance cost, 5 years.

Revenue recognition

The four criteria for recognizing revenue are the evidence of an arrangement exists, receipt of products by customers, fixed or determinable selling price and reasonable assurance of collectibility. Revenue from testing and assembly services is recognized upon completion of assembly and testing services and receipt of products by customers. Revenue from product sales is recognized when title of products and risks of ownership are transferred to customers upon their receipt of the products.

Research and development costs

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at discovery of new knowledge which will be useful for developing new products or production processes, or significantly enhancing existing products or production processes, and the implementation of such through design, testing of product alternatives or construction of prototypes. All expenses incurred in connection with the Company's research and development activities are charged to current income.

Shipping and handling expense

The Company expenses, primarily as marketing expenses, all shipping and handling expenses incurred in delivering the products to the customers' designated locations. Shipping and handling expenses incurred in the years ended December 31, 1999, 2000 and 2001 were NT$2,193 thousand, NT$5,170 thousand and NT$4,325 thousand (US$124 thousand), respectively.

Pension cost

Net periodic pension cost is recorded on the basis of actuarial calculations. Unrecognized net transition obligations are amortized over 24 years while unrecognized net losses are amortized over the average remaining service period.

Income tax

The Company applies inter-period income tax allocation method for income tax. Deferred income taxes are recognized for the tax effects of temporary differences, unused tax credits and operating loss carry forwards. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. A deferred tax asset or liability is, according to the classification of its related asset or liability, classified as current or non-current. However, if a deferred tax asset or liability cannot be related to an asset or liability in the financial statements, then it is classified as current or non-current based on the expected reversal dates of the temporary differences.

Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision.

Income taxes (10%) on unappropriated earnings of ChipMOS Taiwan are recorded as expense in the year when the shareholders have resolved that earnings shall be retained.

Derivative financial instruments

Foreign currency forward exchange contracts (forward contracts), entered into for purposes other than trading, are recorded as follows: the differences in the New Taiwan dollar amounts translated using the spot rates as of the contract date and the amounts translated using the contracted forward rates are amortized over the terms of the forward contracts using the straight-line method. At the balance sheet dates, the receivables or payables arising from forward contracts are restated using the prevailing spot rates and the resulting differences are recognized in income. Also, the receivables and payables related to the forward contract are netted and the resulting net amount is presented as either an asset or liability.

The aggregate amount of the foreign currency to be acquired or sold under European option contracts, entered into as hedge of anticipated transactions, is not recorded as assets or liabilities. The amounts received on options written and the amounts paid on options purchased are amortized using the straight-line method over the term of the contract. The gains arising from the exercise of the options or the losses arising from options not exercised are recognized as adjustments to the carrying values when the hedged transaction occurs.

Other foreign-currency transactions

Other foreign-currency transactions are recorded in New Taiwan dollars at the exchange rates in effect when the transactions occur. Gains or losses caused by the application of different foreign exchange rates when cash in foreign currency is converted into New Taiwan dollars, or when foreign-currency assets and liabilities are settled, credited or charged to income in the year of conversion or settlement. At year-end, the balances of foreign-currency assets and liabilities are restated based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

Translation of foreign-currency transactions

ROC Financial Accounting Standards (FAS) No. 14, "Accounting for Foreign-Currency Transactions," applies to foreign operations, with the local currency of each foreign subsidiary as its functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: assets and liabilities – current rate; shareholders' equity – historical rates; income and expenses – weighted-average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders' equity.

Earnings per share

Earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding in each period, adjusted retroactively for stock dividends and stock bonuses issued subsequently.

Reclassifications

Certain accounts in 1999 and 2000 have been reclassified to conform to 2001 classifications.

3. TRANSLATION INTO U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the noon buying rate in the City of New York for cable transfers in New Taiwan dollars as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2001, which was NT$35.00 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4. SHORT-TERM INVESTMENTS

	December 31,		
	2000	2001	
	NT$	NT$	US$
		(in thousands)	
Open-ended funds	2,048,207	697,693	19,934
Corporate bonds	-	272,252	7,779
	2,048,207	969,945	27,713
Market value	2,048,210	969,945	27,713

The market value of open-ended funds is based on the market price at year-end. Corporate bonds are Samurai bonds that were issued in Japan by MVI with a par value of JPY1,480,000 thousand (NT$272,252 thousand). Those bonds are due on June 12, 2002 and bear interest at 2.8%. However, the Company sold the bonds on February 27, 2002 and an associated gain of JPY 103,000 thousand was realized consequently.

On March 21, 2002, the Company purchased 13,396,000 shares of common stock of MVI at the amount of NT$242,416 thousand.

5. ALLOWANCE FOR DOUBTFUL RECEIVABLES

The changes in the allowances are summarized as follows:

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	US$
		(in thousands)		
Balance, beginning of year	-	11,000	71,000	2,029
Additions - charged to marketing expense	11,000	60,000	-	-
Reversal	-	-	(38,835)	(1,110)
Write offs	-	-	(2,165)	(62)
Balance, end of year	11,000	71,000	30,000	857

6. INVENTORIES - NET

	December 31,		
	2000	2001	
	NT$	NT$	US$
		(in thousands)	
Finished goods	25,184	46,900	1,340
Work in process	132,914	116,082	3,317
Raw materials	167,100	110,205	3,149
	325,198	273,187	7,806
Less - allowance for losses	-	(100,933)	(2,884)
	325,198	172,254	4,922

The changes in the inventory valuation allowances are summarized as follows:

	Year Ended December 31, 2001	
	NT$	US$
	(in thousands)	
Balance, beginning of year	-	-
Additions	101,337	2,895
Write offs	(404)	(11)
Balance, end of year	100,933	2,884

7. LONG-TERM INVESTMENTS

	December 31,				
	2000		2001		
	Carrying Value	% of Owner-ship	Carrying Value		% of Owner-ship
	NT$		NT$	US$	
			(in thousands)		
Equity method:					
PlusMOS	128,311	25	53,276	1,522	25
Cost method:					
Ultima, listed stock with market value of NT$152,019 thousand in 2000 and NT$283,436 thousand in 2001	207,401	7	218,099	6,232	8
	335,712		271,375	7,754	
Less-allowance for decline in value	(55,382)		-	-	
	280,330		271,375	7,754	

The carrying value of PlusMOS accounted for by the equity method as of December 31, 2000 and 2001 and the related investment loss for the year ended December 31, 2000 and 2001 were based on audited financial statements of PlusMOS as of the same dates and for the same periods. The amount of loss for the years ended December 31, 2000 and 2001 recognized by the equity method was NT$171,689 thousand and NT$75,035 thousand, respectively.

The Company acquired an additional 1,118,000 shares of Ultima in 2001 for the amount of NT$10,698 thousand.

The summarized financial information for PlusMOS is as follows:

	December 31,		
	2000	2001	
	NT$	NT$	US$
		(in thousands)	
Current assets	658,247	507,017	14,486
Non-current assets	161,759	173,073	4,945
Current liabilities	306,048	465,217	13,292
Non-current liabilities	713	1,764	50

	Year Ended December 31,		
	2000	2001	
	NT$	NT$	US$
		(in thousands)	
Net revenues	2,778,810	1,096,494	31,328
Cost of revenues	3,344,408	1,304,221	37,263
Gross loss	(565,598)	(207,727)	(5,935)
Net loss	(686,755)	(300,136)	(8,575)

8. PROPERTY, PLANT AND EQUIPMENT - NET

Accumulated depreciation consists of the following:

	December 31,		
	2000	2001	
	NT$	NT$	US$
		(in thousands)	
Buildings and auxiliary equipment	355,094	550,883	15,740
Machinery and equipment	3,184,446	5,376,592	153,617
Furniture and fixtures	75,494	116,560	3,330
Transportation equipment	3,008	4,335	123
Tools	331,840	473,933	13,541
Leasehold improvements	6,702	7,205	206
	3,956,584	6,529,508	186,557

As of December 31, 2001, certain of the above buildings and machinery were mortgaged as collateral for the bonds and the long-term loans (Notes 11 and 12).

Interest expense capitalized was NT$82,548 thousand for the year ended December 31, 2000. No interest expense was capitalized for 1999 and 2001.

9. INTANGIBLE ASSETS - NET

	December 31,		
	2000	2001	
	NT$	NT$	US$
		(in thousands)	
Cost			
Technology know-how	750,000	750,000	21,429
Technology license fee (Note 18b)	15,888	15,888	454
Software	81,642	92,817	2,652
Bond issuance costs and others	26,467	27,545	787
	873,997	886,250	25,322
Accumulated amortization			
Technology know-how	(485,833)	(635,833)	(18,167)
Technology license fee (Note 18 b)	(4,539)	(7,944)	(227)
Software	(46,873)	(68,492)	(1,957)
Bond issuance costs and others	(15,380)	(18,689)	(534)
	(552,625)	(730,958)	(20,885)
Carrying value	321,372	155,292	4,437

Pursuant to a Joint Venture Agreement entered into between MVI and SPIL on July 28, 1997, MVI and SPIL contributed, as payment for their subscription to shares of stock of ChipMOS Taiwan, technologies related to testing and packaging of integrated circuits at an agreed valuation of NT$750,000 thousand.

10. BANK LOANS

	December 31,		
	2000	2001	
	NT$	NT$	US$
		(in thousands)	
Unsecured loan:			
Working capital loans:			
NT$1,019,000 thousand, repayable by May 2002, annual interest at 3.72%~7.98%	-	1,019,000	29,114
Loans for imports of machinery			
NT$47,762 thousand, repayable by August 2002	-	47,762	1,365
JPY586,403 thousand, repayable by June 2001, annual interest at 1.394%~3.4355%	169,470	-	-
US$1,939 thousand, repayable by June 2001, annual interest at 6.8975%~8%	64,148	-	-
	233,618	1,066,762	30,479

Unused credit lines as of December 31, 2001 aggregated approximately NT$2,573,422 thousand, which will expire from January 2002 to November 2002.

11. LONG-TERM BONDS PAYABLE

ChipMOS Taiwan on January 26, 2000 issued secured bonds with face value of NT$1,200,000 thousand. Those bonds are due on January 26, 2005 and bear annual interest at 5.95% that are payable annually.

Under the guaranteed facility agreement for the long-term bonds, ChipMOS Taiwan is required to:

(1) Ensure that MVI and SPIL maintain a percentage of direct ownership in ChipMOS Taiwan of at least 28.8% and 18%, respectively. In addition, the Company must notify the banks in writing and get approval in advance in cases where additional shares are issued in connection with an initial public offering of its shares.

(2) Maintain certain financial ratios.

As a result of the share exchange between ChipMOS Taiwan and the Company, MVI no longer maintains the required direct ownership in ChipMOS Taiwan. On October 16, 2000, the Company obtained the necessary waivers and consents from its lenders. These waivers and consents eliminated the MVI direct ownership percentage requirement permanently. The Company was in compliance with the financial ratio requirements as of December 31, 2001.

As of December 31, 2001, certain buildings with an aggregate net book value of NT$621,872 thousand were mortgaged as collateral for the long-term bonds.

12. LONG-TERM LOANS

	December 31,		
	2000	2001	
	NT$	NT$	US$
		(in thousands)	
Bank loans collateralized by equipment and buildings, repayable semi-annually from November 2000 to December 2004, interest at floating rate (8.3% and 6.93% as of December 31, 2000 and 2001, respectively)	1,210,750	968,500	27,671
Syndicated bank loans collateralized by equipment, repayable semi-annually from November 2000 to May 2003, interest at floating rate (8.42% and 8.3% as of December 31, 2000 and 2001, respectively)	1,783,000	949,000	27,114
Research and development subsidy loan, collateralized by time deposits in amounts of NT$42,450 thousand, repayable quarterly from January 2003 to December 2005, with zero interest rate	8,000	31,911	912
	3,001,750	1,949,411	55,697
Less-current portion	(1,076,250)	(1,180,000)	(33,714)
	1,925,500	769,411	21,983

As of December 31, 2001, the unused credit line for research and development subsidy loan was approximately NT$10,539 thousand. The line expires upon completion of the research project. Also, according to the agreement signed by the Company with Industrial Development Bureau (IDB) in respect to the research and development subsidy loan, the Company is obligated to pay IDB a certain percentage (2%) of sales of the product developed for 3 years after completing the project. Through December 31, 2001, the Company has not sold any of the products subject to this agreement.

Under the syndicated bank loan facility agreement, ChipMOS Taiwan is required to:

(1) Ensure that MVI and SPIL maintain a percentage of direct ownership in ChipMOS Taiwan of at least 28.8% and 18%, respectively. In addition, the Company must notify the banks in writing and get approval in advance in cases where additional shares are issued in connection with an initial public offering of its shares.

(2) Maintain certain financial ratios.

As a result of the share exchange between ChipMOS Taiwan and the Company, MVI no longer maintains the required direct ownership in ChipMOS Taiwan. On October 26, 2000 the Company obtained the necessary waivers and consents from its lenders. These waivers and consents eliminated the MVI direct ownership percentage requirement permanently. The Company was in compliance with the financial ratio requirements as of December 31, 2001.

As of December 31, 2001, certain buildings and machinery with an aggregate net book value of NT$721,128 thousand and NT$2,095,464 thousand and time deposits in an aggregate amount of NT$42,450 thousand were mortgaged as collateral for the long-term loans.

Future minimum principal payments under the Company's long-term loans as of December 31, 2001 are as follows:

	Amount	
	NT$	US$
	(in thousands)	
Within the following year	1,180,000	33,714
During the second year	470,961	13,456
During the third year	288,489	8,243
During the fourth year	9,961	284
	1,949,411	55,697

13. PENSION PLAN

ChipMOS Taiwan has had an obligation to provide pension benefits to employees since the inception of its operation. ChipMOS Taiwan has established a defined benefit pension plan for all of its regular employees, which provides benefits based on length of service and average monthly salary for the six months period immediately before retirement.

ChipMOS Taiwan makes monthly contributions, equal to 2% of salaries and wages, to a pension fund that is administered by a pension fund monitoring committee and deposited in its name in the Central Trust of China.

Certain pension information is as follows:

a. Net pension cost

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	US$
	(in thousands)			
Service cost	15,593	22,375	23,363	667
Interest cost	769	2,030	3,384	97
Projected return on plan assets	(802)	(1,699)	(2,496)	(71)
Amortization	30	106	98	3
Curtailment gain	-	-	(6,902)	(197)
	15,590	22,812	17,447	499

b. Reconciliation of the fund status of the plan and accrued pension cost

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	US$
		(in thousands)		
Actuarial present value of benefit obligations				
Vested benefit obligation	-	-	-	-
Nonvested benefit obligation	(8,448)	(17,475)	(25,932)	(741)
Accumulated benefit obligation	(8,448)	(17,475)	(25,932)	(741)
Additional benefits based on future salaries	(22,776)	(40,534)	(44,640)	(1,275)
Projected benefit obligation	(31,224)	(58,009)	(70,572)	(2,016)
Plan assets at fair value	16,912	33,101	49,642	1,418
Projected benefit obligation in excess of plan assets	(14,312)	(24,908)	(20,930)	(598)
Unrecognized net transition obligation	658	628	538	15
Unrecognized net loss	4,908	7,624	1,186	34
Accrued pension cost	(8,746)	(16,656)	(19,206)	(549)

c. Actuarial assumptions

Discount rate used in determining present values	6.5%	6.0%	5.0%	5.0%
Future salary increase rate	6.0%	5.5%	4.5%	4.5%
Expected rate of return on plan assets	6.5%	6.0%	5.0%	5.0%

d. Changes in pension fund

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	US$
		(in thousands)		
Contributions	8,790	14,902	14,886	425
Payment of benefits	-	-	-	-

14. SHAREHOLDERS' EQUITY

As described in note 1, these consolidated financial statements as of December 31, 2000 and for the years ended December 31, 1999 and 2000 are presented as if ChipMOS Bermuda had been in existence since, and as if it had acquired its interest in ChipMOS Taiwan on July 28, 1997 (the date of ChipMOS Taiwan's inception). Thus, all reference to the number of shares and weighted average number of shares outstanding, and per share amounts, are presented on the same basis.

Under the ROC Company Law, all of the capital surplus can only be used to offset a deficit except those generated from the donations (donated capital) and the excess of the issue price over the par value of capital stock (including the stocks issued for new capital and mergers, and the purchase of treasury stock). Capital surplus can be transferred to capital as stock dividends distributed to shareholders.

ChipMOS Taiwan's Articles of Incorporation provides that the following may be appropriated from the accumulated net income after deducting any previously accumulated deficit and 10% legal reserve, subject to shareholders' approval: (a) 10% as bonus to employees, (b) not more than 2% as remuneration to directors and supervisors, (c) a special reserve, if deemed necessary, and (d) dividends to shareholders.

These appropriations and the disposition of the remaining net income shall be resolved by the shareholders in the following year and given effect in the financial statements of that year.

The aforementioned appropriation for legal reserve shall be made until the reserve equals aggregate par value of ChipMOS Taiwan's outstanding capital stock. The reserve can only be used to offset a deficit; or when its balance has reached 50% of the aggregate par value of the outstanding capital stock of ChipMOS Taiwan, up to 50% thereof can be distributed as stock dividends.

On December 14, 2001, shareholders of ChipMOS Bermuda approved a Share Option Plan, which provides that the directors, officers, employees, consultants and those of their affiliates may be granted options to purchase common shares of ChipMOS Bermuda at an exercise price of no less than their par value. As of April 24, 2002, no such share options have been granted.

15. INCOME TAX EXPENSE (BENEFIT)

a. A reconciliation of income tax expense - current before tax credits and income tax expense on income before income tax at statutory rate is shown below:

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	US$
	(in thousands)			
Tax on pretax income at Bermuda statutory rate (0%)	-	-	-	-
Tax on pre-tax income at ROC statutory rate	170,291	374,483	(369,181)	(10,548)
Tax paid by subsidiary	-	10	73	2
Tax effect:				
Tax-exempt income	(5,118)	(162,578)	-	-
Permanent difference	(8,159)	14,507	(39,829)	(1,138)
Temporary difference	(143,790)	(98,102)	(102,958)	(2,942)
Income tax expense (benefit) - current before tax credits	13,224	128,320	(511,895)	(14,626)

The ROC statutory rates for 1999, 2000 and 2001 were 20%, 20% and 25%, respectively.

b. Income tax expense (benefit) consists of:

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	US$
		(in thousands)		
Income tax expense (benefit) - current before tax credits	13,224	128,320	(511,895)	(14,626)
Additional 10% on the unappropriated earnings	-	-	114,459	3,270
Income tax credits	(6,612)	(64,155)	(57,230)	(1,635)
Income tax for the current year	6,612	64,165	(454,666)	(12,991)
Net change in deferred income tax assets (liabilities) for the year				
Tax credits	(358,454)	(78,414)	(434,872)	(12,425)
Temporary difference	140,020	98,102	170,078	4,859
Valuation allowance	105,080	250,920	772,006	22,057
Adjustment of prior years' taxes	4,627	(1,377)	(20,133)	(574)
Income tax expense (benefit)	(102,115)	333,396	32,413	926

Since the Company is based in Bermuda, a tax-free country, tax on pretax income is calculated at Bermuda statutory rate of NT$0 thousand for each period.

ChipMOS Taiwan, under Science-Based Industrial Park Regulations, is entitled to an exemption from ROC income taxes for a period of four years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increases. Pursuant to such tax exemption, which will expire on December 31, 2005, ChipMOS Taiwan realized tax savings for the year ended December 31, 1999 and 2000 amounting to NT$5,118 thousand and NT$162,578 thousand, respectively.

c. Deferred income tax assets and liabilities are summarized as follows:

	December 31,		
	2000	2001	
	NT$	NT$	US$
		(in thousands)	
Net current deferred income tax assets:			
Unrealized foreign exchange loss (gain)	(4,319)	10,556	302
Loss of market price decline and obsolete and slow-moving inventories	-	22,733	649
Tax credits for investment in machinery and equipment and R&D expenditures	33,516	-	-
Contributions to employees' welfare fund	2,000	-	-
Others	11,657	7,459	213
	42,854	40,748	1,164

Net non-current deferred income tax assets (liabilities):			
Tax credits for investment in machinery and equipment and R&D expenditures	490,450	958,838	27,395
Loss carry forwards	-	512,452	14,641
Depreciation differences	(297,174)	(501,250)	(14,321)
Others	-	2,588	74
	193,276	972,628	27,789
Less: valuation allowance	(356,000)	(1,128,006)	(32,228)
	(162,724)	(155,378)	(4,439)

The rate at which deferred income tax components are measured was 20% and 25% as of December 31, 2000 and 2001, respectively.

d. The balance and year of expiry of unused investment tax credits and loss carry forwards of ChipMOS Taiwan as of December 31, 2001 are as follows:

Year of Expiry	R&D Expenditures NT$	Machinery & Equipment NT$ (in thousands)	Loss Carry Forwards NT$
2002	13,026	267,902	-
2003	41,904	221,548	-
2004	83,441	324,898	-
2005	6,119	-	-
2006 and thereafter	-	-	512,452
	144,490	814,348	512,452

The deferred tax assets related to the investment tax credits on R&D expenditures and purchases of machinery and equipment will expire from 2002 to 2005. Under ROC tax regulations, tax credits can be utilized to reduce current income tax obligations only to the extent of 50% of such income tax obligations except in the year when such tax credit will expire, in which case, the entire amount of expiring tax credit may be utilized to reduce the current income tax obligation. However, tax credits generated in the current year have to be utilized before prior year tax credit can be utilized to reduce current year income tax obligations. The foregoing limitation on the utilization of tax credits, the expiry dates of the tax credits, the level of tax credits expected to be generated from future operations and the level of non-taxable income attributable to the four-year income tax holiday on capacity expansion led management to conclude that it is unlikely that these investment tax credits will be realized. Loss carry forwards can be used to deduct current income tax obligation up to the extent of taxable income and will be expired after 5 years if not fully utilized by the Company. Accordingly, a valuation allowance on deferred tax assets is recognized as of December 31, 2000 and 2001.

e. According to ROC tax law, ChipMOS Taiwan's unappropriated earnings generated in 1998 and thereafter are subject to a tax of 10% in the year when the shareholders resolve that such earnings shall be retained. The unappropriated retained earnings of ChipMOS Taiwan as of December 31, 2000 and 2001 consist of:

	December 31,		
	2000	2001	
	NT$	NT$	US$
		(in thousands)	
Before FY1998	1,448	1,448	41
FY1998 and thereafter	1,535,940	-	-
	1,537,388	1,448	41

The income tax returns of ChipMOS Taiwan through 1998 have been examined by the tax authorities.

16. RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a. MVI: An indirect major shareholder.
b. SPIL: A major shareholder of ChipMOS Taiwan.
c. PlusMOS: A 25% owned investee of ChipMOS Taiwan.
d. Billion-Create Technology Co. (Billion-Create): A subsidiary of PlusMOS and that was liquidated in November 2001.
e. Ultima: An 8% owned investee of ChipMOS Taiwan; the chief executive officer of the Company is a member of board of director of Ultima.
f. ProMOS Technologies Inc. (ProMOS): An investee of MVI.
g. TwinMOS: an investee of MVI (until September 1999).
h. TwinBEST: an investee of TwinMOS.

The significant transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	US$
		(in thousands)		
<u>During the year</u>				
Revenues				
MVI	3,787,295	4,054,724	2,495,046	71,287
Ultima	-	893,835	1,163,383	33,240

PlusMOS	-	71,869	55,548	1,587
ProMOS	-	-	5,002	143
Billion-Create	-	278,917	-	-
SPIL	4,477	11,780	-	-
TwinMOS	316,112	-	-	-
TwinBEST	54,497	-	-	-
	4,162,381	5,311,125	3,718,979	106,257
Rental revenue - MVI	9,602	15,550	29,717	849
Purchases of materials				
MVI	305,236	192,708	-	-
SPIL	395	348	-	-
TwinMOS	40	-	-	-
	305,671	193,056	-	-
Manufacturing expenses:				
Subcontract expenses				
SPIL	459,860	130,184	3,886	111
TwinBEST	3,511	-	-	-
TwinMOS	196	-	-	-
	463,567	130,184	3,886	111
Operating expenses:				
Administrative expenses - MVI	2,563	5,363	4,550	130
Consulting fees - MVI	-	1,212	-	-
Rental expense - MVI	-	2,140	2,490	71
R&D Materials				
PlusMOS	-	-	29,888	854
MVI	1,497	-	86	2
SPIL	28	4	-	-
TwinMOS	68	-	-	-
TwinBEST	30	-	-	-
	1,623	4	29,974	856
Other expenses				
PlusMOS	-	1,060	-	-
MVI	-	742	-	-
Billion-Create	-	268	-	-
	-	2,070	-	-

	December 31,		
	2000	2001	
	NT$	NT$	US$
		(in thousands)	
At the end of year			
Notes receivable - Ultima	3,857	1,158	33
Accounts receivable			
MVI	690,003	824,393	23,554
Ultima	116,332	373,992	10,685
PlusMOS	51,763	1,738	50
SPIL	6,048	-	-
Billion-Create	3,219	-	-
	867,365	1,200,123	34,289
Other receivable			
MVI	6,037	11,600	331
PlusMOS	13,077	-	-
SPIL	1	-	-
	19,115	11,600	331
Accounts payable - SPIL	11,526	-	-
Other payable			
MVI	750	782	22
PlusMOS	695	166	5
	1,445	948	27

As of December 31, 2001, ChipMOS Taiwan provided commercial paper acquired under repurchase agreements as collateral for a loan amounting NT$600,000 thousand (excluding the interest) obtained by Ultima (See Note 17). The guarantee period is from October 2001 to April 2002. The guarantee period has been extended to April 2003 subsequently.

The amount charged to Billion-Create and PlusMOS for products and services is based on the market price.

In 1999, 2000, and 2001, 59%, 49% and 48%, respectively, of the ChipMOS Taiwan's sales were to MVI. Selling prices were determined based on hourly rate and machine hours incurred during the process of testing and packaging the semiconductors. The hourly rate was determined based on negotiations, which considered anticipated capacity requirements and commitments. Generally, the collection term for sales is 60 days after shipment. In July 2001, in view of the market conditions, the collection term was extended to 120 days from the date of shipment and starting April 2002 the collection term was back to 60 days.

The payment terms for purchases from related parties are the same as those from other suppliers.

The selling price of turnkey services for Ultima has a 1% markup. The collection term for Ultima is 30 days after shipment, while other related parties have the normal collection terms. However, starting from November 2001, the collection term of Ultima was extended to 90 days from the date of shipment due to market conditions.

17. RESTRICTED CASH AND CASH EQUIVALENTS

	December 31,		
	2000	2001	
	NT$	NT$	US$
		(in thousands)	
Current:			
Time deposits (matures from January to November 2002)	34,038	234,001	6,686
Non-current:			
Commercial paper acquired under repurchase agreements (matured in January 2002, and has been extended to April 2003 subsequently)	-	601,624	17,189
	34,038	835,625	23,875

Time deposits are pledged as collateral for the Company's customs duties payable, letter of credit and research and development subsidy loan, and the commercial paper acquired under repurchase agreements are pledged as collateral for the guarantee provided to Ultima (See Note 16).

18. SIGNIFICANT COMMITMENTS AND CONTINGENCIES AS OF DECEMBER 31, 2001

a. As of December 31, 2001, ChipMOS Taiwan leases parcels of land from the Hsinchu and Tainan Science-Based Industrial Park (SBIP) under several agreements expiring on various dates from 2002 to 2017, with renewal options, at current annual rentals with aggregate amount of NT$16,699 thousand.

   ChipMOS Taiwan has entered into operating lease agreements with Newcourt Taiwan Company Limited (former Lease Department of Agilent Technologies Taiwan Ltd.). Such operating lease agreements will expire on various dates from December 2002 to October 2003. The rental was payable at a monthly base. In November 2001, ChipMOS Taiwan had early terminated all of the lease agreements with Newcourt Taiwan Company Limited and incurred a loss on termination of NT$116,622 thousand in 2001.

   ChipMOS USA leases its facilities under an operating lease, which expires in 2003.

   Total rental expense for all operating leases in 1999, 2000 and 2001 was approximately

NT$30,854 thousand, NT$137,132 thousand and NT$141,517 thousand, respectively.

The future minimum lease payments under the above-mentioned leases as of December 31, 2001 are as follows:

Year	Amount NT$ (in thousands)
2002	24,562
2003	16,741
2004	16,077
2005	16,077
2006	16,077
Thereafter	125,020
Total minimum lease payment	214,554

b. On April 20, 1999, ChipMOS Taiwan entered into a semiconductor packaging technology license agreement with TESSERA INC. Under this agreement, ChipMOS Taiwan agreed to pay a license fee of US$500 thousand and a royalty fee at certain percentage of the net sales of certain products. ChipMOS Taiwan paid the total license fee of US$500 thousand (NT$15,888 thousand) in 1999 and amortized the amount over 5 years using the straight-line method. ChipMOS Taiwan also shall pay certain additional license fees within five years if cumulative production and sales quantity of products bearing Tessera Compliant Chip packages do not meet the commitment schedule at a respective deadline as set in the agreement.

c. On February 10, 2000, ChipMOS Taiwan entered into a 5-year Production Royalty Agreement with SHARP CORPORATION. Under this agreement, ChipMOS Taiwan's subcontract businesses of packages except for businesses with SHARP CORPORATION, are subject to payment of the production royalty. The production royalty is based on certain royalty percentages of such subcontract fees paid by ChipMOS Taiwan's customers minus the certain costs. Royalty expense relating to this agreement for the years ended December 31, 2000 and 2001 was NT$762 thousand and NT$4,141 thousand, respectively.

d. On March 27, 2002, the Company entered into a Cooperation Agreement with the Shanghai Qingpu Industrial Park. The Company has committed to the Shanghai Qingpu Industrial Park to invest US$37,500 thousand in 2002 and an additional US$212,500 thousand between 2002 and 2004 in a new testing and assembly facility.

e. The Company has unused letters of credit aggregating approximately US$1,246 thousand, JPY1,344,330 thousand and NT$137,457 thousand and standby letters of credits of US$1,815 thousand at December 31, 2001.

19. DERIVATIVE FINANCIAL INSTRUMENTS

The Company had entered into forward exchange contracts and foreign currency options for the year ended December 31, 1999, 2000 and 2001 to hedge its exchange rate risk on foreign-currency assets or liabilities and anticipated transactions. Information on the derivative transactions is as follows:

a. Forward exchange contracts

As of December 31, 2000 and 2001, the Company had no outstanding forward contracts.

Net exchange gains on forward exchange contracts were NT$9,779 thousand, NT$9,455 thousand and NT$13,869 thousand for the year ended December 31, 1999, 2000 and 2001, respectively.

b. European options

The Company expects to receive U.S. dollars from its export sales and to pay Japanese yen for its importation of materials, machinery and equipment. It has entered into foreign currency option contracts with banks to hedge exchange rate risks. As of December 31, 2001, the Company had no outstanding foreign currency option contracts. For the year ended December 31, 1999, 2000 and 2001, ChipMOS Taiwan realized premium income of NT$0, NT$0 and NT$156 thousand, respectively. As of December 31, 2000, the Company had the following European currency option contracts:

Contract	Amount	Carrying Value	Fair Value	Strike Price	Maturity
		(in thousands)			
Buying YEN Call option	US$1,000	US$ -	US$ -	107.5(US$/JPY)	January, 2001
Selling YEN Put option	US$1,000	US$ -	US$ 62	107.5(US$/JPY)	January, 2001

The fair values of the various contracts are based on quotations from reputable financial institutions as of the balance sheet dates.

c. Transaction risks

1) Credit risk. The banks with which the Company has entered into the above contracts are reputable and, therefore, the Company is not expected to be exposed to significant credit risks.

2) Market risk and hedge strategy. The Company is exposed to market risks arising from changes in currency exchange rates due to U.S. dollar denominated accounts receivable, Yen denominated accounts payable and U.S. dollar denominated debt. In order to manage these exposures, the Company sometimes enters into forward contracts and option contracts.

3) Liquidity and cash requirements. The cash flow requirements with respect to the Company's forward contracts are limited to the periodic premium payments and the net differences of the contracted settlement rates. On the other hand, call/put options may not have to be exercised at all in cases where the strike price is higher/lower than the related market price at exercise dates.

d. The estimated fair values of the Company's financial instruments are as follows:

	December 31,			
	2000		2001	
	Carrying Value NT$	Fair Value NT$	Carrying Value NT$	Fair Value NT$
	(in thousands)			
Non-derivative financial instruments				
Assets				
Cash	1,190,525	1,190,525	1,181,105	1,181,105
Restricted cash and cash equivalents	34,038	34,038	835,625	835,625
Short-term investments	2,048,207	2,048,210	969,945	969,945
Notes receivable:				
Related parties	3,857	3,857	1,158	1,158
Third parties	15,198	15,198	29,542	29,542
Accounts receivable:				
Related parties	867,365	867,365	1,200,123	1,200,123
Third parties	1,101,811	1,101,811	250,709	250,709
Other receivable:				
Related parties	19,115	19,115	11,600	11,600
Third parties	18,105	18,105	10,581	10,581
Long-term investments	280,330	280,330	271,375	336,712
Refundable deposits	46,482	46,482	14,972	14,972
Liabilities				
Bank loans	233,618	233,618	1,066,762	1,066,762
Accounts payable:				
Related parties	11,526	11,526	-	-
Third parties	216,698	216,698	120,085	120,085
Other payable:				
Related parties	1,445	1,445	948	948
Third parties	152,705	152,705	105,860	105,860
Payables to contractors and equipment suppliers	1,038,393	1,038,393	358,757	358,757
Long-term bonds payable	1,200,000	948,341	1,200,000	1,266,176
Long-term loans (including current portion)	3,001,750	3,001,750	1,949,411	1,949,411
Guarantee deposits	1,022	1,022	442	442
Derivative financial instruments				
European put options	-	(2,049)	-	-

Fair values of financial instruments were determined as follows:

1) Short-term financial instruments - market values.

2) Short-term investments - market values.

3) Long-term investments - market value for listed companies and net equity value for the others.

4) Refundable deposits and guarantees deposits - future values.

5) Long-term liabilities - based on forecasted cash flows discounted at current interest rates of similar long-term liabilities. Bonds payable are discounted at present value, using an annual interest rate of 5.95%. Other long-term liabilities are their carrying values as they use floating interest rates.

The fair value of non-financial instruments was not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not equal the fair value of the Company.

20. SEGMENT AND GEOGRAPHIC INFORMATION

The Company engages mainly in research and development, manufacturing, assembly, testing and turnkey of integrated circuits. In accordance with Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosure About Segments of an Enterprise and Related Information," the Company chief operating decision maker has been identified as the Chief Executive Officer, who reviews these segment results by Testing, Assembly and Turnkey when making decisions about allocating resources and assessing performance of the Company. All financial segment information required by SFAS No. 131 is as following:

a. The Company provides semiconductor testing, assembly and turnkey services.

	1999					
	Testing	Assembly	Turnkey	Segment Totals	Corporate and Other asset	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$
			(in thousands)			
Revenue from customers	2,925,223	1,974,731	1,483,942	6,383,896	-	6,383,896
Cost of revenues	1,762,871	1,719,637	1,453,923	4,936,431	-	4,936,431
Segment gross profit	1,162,352	255,094	30,019	1,447,465	-	1,447,465
Depreciation and amortization	1,153,047	309,545	-	1,462,592	7,923	1,470,515
Segment assets	6,152,031	2,205,116	-	8,357,147	3,944,029	12,301,176
Expenditure for segment assets	2,244,813	604,268	-	2,849,081	-	2,849,081

	2000					
	Testing	Assembly	Turnkey	Segment Totals	Corporate and Other asset	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$
			(in thousands)			
Revenue from customers	4,773,124	2,346,951	1,104,116	8,224,191	-	8,224,191
Cost of revenues	2,653,355	1,762,928	1,094,709	5,510,992	-	5,510,992
Segment gross profit	2,119,769	584,023	9,407	2,713,199	-	2,713,199
Depreciation and amortization	1,587,010	404,005	-	1,991,015	22,076	2,013,091
Segment assets	8,695,398	3,997,607	-	12,693,005	6,269,961	18,962,966
Expenditure for segment assets	4,839,623	2,182,396	-	7,022,019	-	7,022,019

	2001					
	Testing	Assembly	Turnkey	Segment Totals	Corporate and Other asset	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$
			(in thousands)			
Revenue from customers	2,242,677	1,742,384	1,260,034	5,245,095	-	5,245,095
Cost of revenues	2,955,268	1,827,384	1,246,657	6,029,309	-	6,029,309
Segment gross profit (loss)	(712,591)	(85,000)	13,377	(784,214)	-	(784,214)
Depreciation and amortization	2,094,143	698,260	-	2,792,403	22,948	2,815,351
Segment assets	7,262,355	3,671,533	-	10,933,888	5,167,394	16,101,282
Expenditure for segment assets	650,340	341,628	-	991,968	-	991,968

In providing turnkey services, the Company purchases fabricated wafers and sells tested and assembled semiconductors to application and system manufacturers. The process of conducting testing and assembling for the fabricated wafer is at a very limited level, which only uses a very small portion of the Company's facility capacity. Therefore, the Company allocated no specific assets to the turnkey segment and accordingly, no related depreciation and amortization was allocated.

The corporate and other assets consist of the total current assets, long-term investments, property and equipment located in US and Japan, long-term restricted cash equivalents, intangible assets of bond issuance costs, employee dormitory building and refundable deposits.

b. The Company has no significant foreign operations.

c. Net revenues:

	Year Ended December 31,		
	1999	2000	2001
	NT$	NT$	NT$
		(in thousands)	
Area			
ROC	5,719,796	6,486,459	4,693,604
U.S.	164,768	860,755	295,541
Others	499,332	876,977	255,950
	6,383,896	8,224,191	5,245,095

d. Net sales to customers representing at least 10% of net total sales:

	Year Ended December 31,					
	1999		2000		2001	
	Amount	%	Amount	%	Amount	%
	NT$		NT$		NT$	
			(in thousands)			
Customer						
MVI	3,787,295	59	4,054,724	49	2,495,046	48
Ultima	-	-	893,835	11	1,163,383	22

Powerbest	672,849	11	-	-	-	-

21. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China ("ROC GAAP"), which differ in the following respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"):

a. Bonuses to employees, directors and supervisors

According to ROC regulations and the Articles of Incorporation of ChipMOS Taiwan, a portion of distributable earnings should be appropriated as bonuses to employees and remuneration to directors and supervisors of ChipMOS Taiwan. The remuneration to directors and supervisors is always paid in cash while bonuses to employees may be granted in cash or stock or both. ChipMOS Bermuda portion of these appropriations are charged to earnings of ChipMOS Bermuda under ROC GAAP based on the amount to be paid as provided by ChipMOS Taiwan's Article of Incorporation and are presented as a separate line item below minority interest in the accompanying consolidated statements of operation.

Under U.S. GAAP, such bonuses and remuneration are also charged to income currently and included in operating expenses as compensation. Since the amount and form of such bonuses and remuneration are not finally determinable until the shareholders' meeting, the total amount of such bonuses and remuneration are initially accrued based on the amount to be paid as provided by ChipMOS Taiwan's Articles of Incorporation. The percentage to be paid in stock is determined at the next shareholders' meeting in the following year. The number of shares to be issued is determined by dividing the amount to be paid in stock by the par value of the shares. Any differences between the initially accrued amount (the cash portion plus the par value of the shares) and the fair market value of the bonuses settled (the cash portion plus the fair value of the shares) is recognized in the year of approval by the shareholders.

b. Marketable securities

Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market, and debt securities at cost, with only unrealized losses recognized when losses are irrecoverable. Under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to held - to - maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earning. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity; however, unrealized losses relating to declines in fair value deemed to be other than temporary are recorded in earnings. The adjustment below relates to the Company's equity securities that are classified as trading and available-for-sale securities under U.S. GAAP.

c. Long-term investments

Under both ROC and U.S. GAAP, investments in shares of companies wherein the Company owns over 20% of the outstanding common stock and exercises significant influence over operating and financial policies of the investee companies are generally accounted for under the equity method. However, there are differences in applying equity accounting under ROC GAAP and U.S. GAAP. The Company's proportionate share of the income (loss) from an equity investee may differ if the equity investee's net income (loss) under ROC GAAP differs from that under U.S. GAAP. The differences between ROC GAAP and U.S. GAAP for the equity investee is nominal, thus do not appear in the reconciliations below.

d. Technologies transferred in payment of capital stock

As discussed in Note 9, MVI and SPIL contributed, as payment to their subscription in the shares of stock of ChipMOS Taiwan, technologies related to the testing and packaging of integrated circuits at an agreed value of NT$750,000 thousand. Under ROC GAAP, such technology transfers in payment of capital stock are recorded as an intangible asset, and amortized by systematic charges to income over the periods estimated to be benefited. As permitted under ROC GAAP, the Company uses a 5-years amortization period. Under U.S. GAAP, the technology contribution cannot be recognized due to the unavailability of a fair value for the technologies. Therefore, the carrying value of the technologies has been adjusted to zero under U.S. GAAP.

e. Start-up costs

ROC GAAP requires the deferral of start-up costs and the amortization of such costs into income in a systematic manner over the periods estimated to be benefited. Start-up costs include all costs incurred prior to production readiness. On the other hand, U.S. GAAP primarily requires that start-up costs be expensed as incurred.

f. Depreciation of fixed assets and employee dormitory building

Under ROC GAAP, the estimated life of a building can be as long as 55 years based on the ROC Internal Revenue Code. For U.S. GAAP purpose, building lives have been estimated to be 25 years.

g. Transfer of building and facilities from MVI

The Company purchased building and facilities from MVI in 1997. The actual costs purchased from MVI were based on MVI's book value of such building and facilities on a specified cut-off date plus an additional payment of NT$173,174 thousand representing compensation to MVI. Such additional payment of NT$173,174 thousand was capitalized by the Company as allowed under ROC GAAP. Under U.S. GAAP, assets acquired are recorded at amounts that do not exceed their fair values. Also, generally under U.S. GAAP, transfers of assets from related parties with significant influence should be recorded by the transferee at the predecessor's basis. Therefore, the transfer of the assets from MVI was recorded at MVI's predecessor cost basis and the NT$173,174 thousand was deducted from the capital surplus and building and facilities for purposes of U.S. GAAP.

h. Inventory

As discussed in paragraphs e. f. and g., the amortization of start - up costs, the depreciation on fixed assets and employee dormitory building, and the depreciation on the assets transferred from MVI were reconciled for U.S. GAAP purposes. Some of such expenses were recorded in the manufacturing expenses and therefore affects ending inventory balances under U.S. GAAP.

i. Capital surplus

Under ROC GAAP, the following items are treated as capital surplus: (a) premium on issuance of common stock; and (b) gain, net of applicable income tax, on disposal of properties. Under U.S. GAAP, item (a) is the same as in ROC GAAP; and item (b) is recorded as part of net income, which is then included as a component of retained earnings. However, starting in 2001, the treatment of item (b) under ROC GAAP has become the same as under U.S. GAAP.

j. Impairment of long-lived assets

Under U.S. GAAP, impairment losses for assets to be held and used are recorded in current period earnings and create a new cost basis for related assets going forward, and cannot be reversed subsequently. Under U.S. GAAP, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to be Disposed of ", long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets to the net book value of the assets. If the recoverability test indicates that impairment has occurred, the impairment loss is the amount of the asset's net book value in excess of the related fair value. Under ROC GAAP, there is no requirement to provide for impairment of long-lived assets. Based on an assessment by the Company, there were no impairment losses for the Company as of December 31, 2000 and 2001.

k. Derivative financial instruments

Under ROC GAAP, there are no specific rules related to accounting for derivative financial instruments, nor any criteria for hedge accounting. Therefore, companies have the flexibility in choosing when to recognize derivative financial instruments and when to follow hedge accounting versus fair value accounting for such instruments. U.S. GAAP has restrictive rules on hedge accounting under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". SFAS No. 133 and SFAS No. 138 are effective for fiscal years beginning after June 15, 2000, and establish accounting and reporting standards for all derivative financial instruments. The Company adopted those statements on January 1, 2001. The adoption of SFAS No. 133 and SFAS No. 138 had no material impact on the Company's financial statements. Under U.S. GAAP, the Company did not apply hedge accounting and derivatives have historically been, and continue to be, recorded on the balance sheets at fair value, with the changes in fair values recorded through current period earnings under U.S. GAAP. In addition, the Company has no embedded derivatives from January 1 to December 31, 2001. The reconciling adjustments for all periods presented reflect those reconciliation from hedge accounting under ROC GAAP to non-hedge accounting under U.S. GAAP.

l. Employee share purchase

The Company has elected to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No.25") when new shares are issued to employee, which measures compensation expenses based on the difference, if any, between the fair value of the common stock and the selling price on the date of issuance. In 2000, the total compensation expenses of NT$25,900 thousand was recognized in full immediately, representing the excess of fair market value over the amounts paid by employees on the date of the shares were purchased.

m. Earnings per share (EPS)

In calculating weighted average number of shares outstanding for EPS purposes under ROC GAAP, employee bonus shares have been treated as outstanding for all periods in a manner similar to a stock split or stock dividend. Under U.S. GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date when they were issued.

n. Interest capitalization

Under ROC GAAP, interests of borrowings during construction conceptually should be capitalized for the assets that are constructed or produced for a company's own use. However, if equity capital is raised during a year, no capitalization interest is recorded for the amount of property acquired up to the equity capital raised in that year. Under U.S. GAAP, SFAS No. 34 "Capitalization of Interest Cost" interest is generally capitalized on assets until they are available and ready for use.

o. Pension expenses

SFAS No. 87, "Accounting for Pensions", and the SFAS No. 88, "Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", were effective no later than the beginning of the first period for which an U.S. GAAP reconciliation is required for foreign issuers. A portion of the unrecognized net transition obligation on the adoption date is to be allocated directly to equity. The Company started to adopt SFAS No. 87 and SFAS No. 88 in 1997 and 2001, respectively. ROC SFAS No. 18, which is similar in many respects to SFAS No. 87 and SFAS No. 88, became effective in 1996. However, the treatment of certain expenses that comply with ROC SFAS No. 18 is different from SFAS No. 87 and SFAS No. 88.

The following reconciles net income (loss) and shareholders' equity under ROC GAAP as reported in the accompanying consolidated financial statements to net income(loss) and shareholders' equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	US$
		(in thousands)		
Net income (loss)				
Net income (loss) based on ROC GAAP	585,702	957,395	(1,134,927)	(32,426)
Adjustments:				
Adjustment for employee stock bonuses paid by subsidiary	(80,247)	(227,650)	(34,065)	(973)
Amortization of technology transfer in payment of capital stocks	150,000	150,000	150,000	4,286
Amortization of start-up costs	8,510	13,244	13,424	383
Depreciation of fixed assets and employee dormitory building	(13,444)	(13,525)	(13,829)	(395)
Transfer of building and facilities from MVI	37,445	30,007	28,841	824
Derivative financial instruments	-	(2,049)	2,049	58
Compensation expenses for employees shares purchase	-	(25,900)	-	-
Pension expenses	-	-	(1,898)	(54)
Marketable securities - trading	-	-	25,647	733
Interest capitalization	-	-	75,429	2,155
Depreciation of interest capitalization	-	-	(2,201)	(63)
Effect of U.S. GAAP adjustments on income taxes	(36,697)	(35,373)	(41,823)	(1,195)
Minority interest in ChipMOS TECHNOLOGIES INC.	(20,112)	33,666	(60,170)	(1,719)
Net increase (decrease) in net income (loss)	45,455	(77,580)	141,404	4,040
Net income (loss) based on U.S. GAAP	631,157	879,815	(993,523)	(28,386)
Earnings (loss) per share	12.65	16.42	(17.03)	(0.49)
Number of weighted average shares outstanding under U.S. GAAP	49,912	53,597	58,342	58,342

	December 31,		
	2000	2001	
	NT$	NT$	US$
		(in thousands)	
Shareholders' equity			
Shareholders' equity based on ROC GAAP	8,708,825	7,599,181	217,120
Adjustments:			
Technology transfer in payment of capital stocks			
Original cost	(750,000)	(750,000)	(21,429)
Accumulated amortization of technology transfer in payment of capital stocks	485,833	635,833	18,167
Start-up costs			
Original cost	(90,376)	(90,376)	(2,582)
Accumulated amortization of start-up costs	27,869	41,245	1,178
Net effect on inventories	(393)	(345)	(10)
Depreciation of fixed assets and employee dormitory building			
Depreciation of fixed assets and employee dormitory building	(29,042)	(42,877)	(1,225)
Net effect on inventories	360	366	11
Transfer of building and facilities from MVI			
Original cost	(173,174)	(173,174)	(4,948)
Depreciation and gain on disposal of building and facilities from MVI	121,082	149,881	4,282
Net effect on inventories	(906)	(864)	(25)
Derivative financial instruments	(2,049)	-	-
Unrealized holding gain on available-for-sale securities	-	153,621	4,389
Pension expenses	-	(1,898)	(54)
Marketable securities - trading	-	25,647	733
Interest capitalization	-	75,429	2,155
Depreciation of interest capitalization	-	(2,201)	(63)
Effect of U.S. GAAP adjustments on income taxes	81,568	39,745	1,136
Minority interest in ChipMOS TECHNOLOGIES INC.	97,945	(18,189)	(520)
Net increase (decrease) in shareholders' equity	(231,283)	41,843	1,195
Shareholders' equity based on U.S. GAAP	8,477,542	7,641,024	218,315

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	US$
		(in thousands)		
Changes in shareholders' equity based on U.S. GAAP				
Balance, beginning of the year	4,146,489	4,925,236	8,477,542	242,215
Issuance of capital	-	2,549,953	-	-
Adjustment for compensation expenses for employees shares purchase	-	18,063	-	-
Adjustment for common shares issued as bonuses to employees	99,788	312,004	-	-
Reversal of unrealized loss (gain) on available-for-sale security	-	(49,701)	38,906	1,112
Unrealized gain (loss) on available-for-sale security	49,701	(38,906)	107,073	3,059
Cumulative translation adjustments	33	(239)	(272)	(8)
Net income (loss) for the year	631,157	879,815	(993,523)	(28,386)
Adjustment arising from changes in ownership percentage in subsidiaries	(1,932)	(118,683)	11,298	323
Balance, end of the year	4,925,236	8,477,542	7,641,024	218,315

A reconciliation of the significant balance sheet accounts to the approximate amounts determined under U.S. GAAP is as follows:

	December 31,		
	2000	2001	
	NT$	NT$	US$
		(in thousands)	
Current assets			
As reported	5,753,869	4,119,647	117,704
U.S. GAAP adjustments			
Marketable securities - trading	-	25,647	733
Effect of inventory adjustments:			
Start-up costs	(393)	(345)	(10)
Depreciation of fixed assets and employee dormitory building	360	366	11
Transfer of building and facilities from MVI	(906)	(864)	(25)
As adjusted	5,752,930	4,144,451	118,413
Long-term investments			
As reported	280,330	271,375	7,754
U.S. GAAP adjustments			
Unrealized holding gain on available-for -sale securities	-	153,621	4,389
As adjusted	280,330	424,996	12,143
Property, plant and equipment - net			
As reported	12,428,838	10,799,607	308,560
U.S. GAAP adjustments			
Start-up costs	(62,507)	(49,131)	(1,404)
Depreciation of fixed assets	(25,666)	(37,869)	(1,082)
Transfer of building and facilities from MVI	(52,092)	(23,293)	(666)
Interest capitalization	-	73,228	2,092
As adjusted	12,288,573	10,762,542	307,500
Intangible assets - net			
As reported	321,372	155,292	4,437
U.S. GAAP adjustments			
Technology transfer in payment of capital stock	(264,167)	(114,167)	(3,262)
As adjusted	57,205	41,125	1,175
Other assets			
As reported	178,557	755,361	21,582
U.S. GAAP adjustments			
Depreciation of employee dormitory building	(3,376)	(5,008)	(143)
As adjusted	175,181	750,353	21,439

Current liabilities			
As reported	3,209,864	3,020,943	86,312
U.S. GAAP adjustments			
Bonuses to employees paid by subsidiary	50,296	-	-
Derivative financial instruments	2,049	-	-
As adjusted	3,262,209	3,020,943	86,312
Other liabilities			
As reported	180,402	175,026	5,001
U.S. GAAP adjustments			
Pension expenses	-	1,898	54
Effect of U.S. GAAP adjustments on income taxes	(81,568)	(39,745)	(1,136)
As adjusted	98,834	137,179	3,919
Minority interest in ChipMOS TECHNOLOGIES INC.			
As reported	3,738,375	3,336,721	95,335
U.S. GAAP adjustments			
Shareholders' equity	(97,945)	18,189	520
Current liabilities	(50,296)	-	-
As adjusted	3,590,134	3,354,910	95,855

As a result of the adjustments presented above, the approximate amounts of total assets under U.S. GAAP were NT$18,554,219 thousand and NT$16,123,467 thousand as of December 31, 2000 and 2001, respectively.

The following U.S. GAAP condensed statements of operation for the years ended December 31, 1999, 2000 and 2001 have been derived from the audited financial statements and reflect the adjustments presented above. Certain accounts have been reclassified to conform to U.S. GAAP. Reversal of allowance for doubtful receivable, gain (loss) on disposal of property, plant and equipment and loss on lease rescission are included as operating expenses.

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	US$
		(in thousands)		
Net revenues	6,383,896	8,224,191	5,245,095	149,860
Cost of revenues	4,903,746	5,479,901	5,999,506	171,415
Gross profit (loss)	1,480,150	2,744,290	(754,411)	(21,555)
Operating expenses	474,465	849,535	658,443	18,813
Income (loss) from operations	1,005,685	1,894,755	(1,412,854)	(40,368)
Non-operating income (expenses) - net	(58,569)	(98,211)	103,222	2,950
Income (loss) before income tax	947,116	1,796,544	(1,309,632)	(37,418)
Net income (loss)	631,157	879,815	(993,523)	(28,386)

22. ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a. Recent accounting pronouncements

The Company is required by SEC Staff Accounting Bulletin No. 74 to make certain disclosures about the effect that recently issued accounting standards will have on the financial statements adopted for future periods.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets". The Company must adopt the standard on January 1, 2002, which may affect accounting for existing intangible assets of the Company upon adoption. The standard requires companies to reassess and classify the intangible assets consistently in accordance with this statement's criteria. Under the new standard, intangible assets will continue to be amortized over their estimated useful lives, which, if supportable, may be a period that exceeds the current maximum period of 40 years. Intangible assets with indeterminable useful lives will not be amortized but assessed for impairment each year. The Company has not yet completed its assessment of the impact these new standards may have on the accompanying consolidated financial statements and cannot determine whether there will be an impact required to be recognized upon adoption.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The statement requires, among other provisions, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful life. SFAS No. 143 will be adopted by the Company on January 1, 2003 and is not expected to have a material impact on the accompanying consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which is required to be adopted by the Company by January 1, 2002. The statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events". For long-lived assets to be held and used, this statement retains the requirement of SFAS No. 121 whereby an impairment loss is recognized if the carrying value of the asset is not recoverable from its undiscounted cash flows and an impairment loss is measured as the difference between the fair value and the carrying value of the asset. The new statement requires long-lived assets to be disposed of other than by sale to be considered held and used until they are disposed. This statement also broadens the scope of APB Opinion No. 30 for the presentation of discontinued operations separately from continuing operations to include a component of an entity that either has been disposed of or is classified as held for sale. In addition, discontinued operations are no longer measured on a net realizable value basis, and expected future operating losses must be reflected in the periods incurred, rather than at the measurement date as previously required under APB Opinion No. 30. The adoption of the Statement is not expected to have a material impact on the accompanying consolidated financial statements.

b. Marketable securities

On December 31, 2000 and 2001, certain investments carried at cost under ROC GAAP were revalued for purposes of U.S. GAAP presentation:

	(ROC GAAP) Carrying Value		(U.S. GAAP) Fair Value	
	2000	2001	2000	2001
	NT$	NT$	NT$	NT$
		(in thousands)		
Long-term investments - available-for-sale security (Note 7)	152,019	218,099	152,019	371,720

The Company uses the weighted-average cost method for trading securities and available-for-sale securities when determining the cost basis. Proceeds from sales of available-for-sale securities during 1999 and 2000 are NT$172,281 thousand and NT$100 thousand with realized gains of NT$28,281 thousand and NT$0 thousand, respectively.

c. Income tax expense (benefit)

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	US$
		(in thousands)		
Income tax current payable	6,612	64,165	57,302	1,637
Deferred income tax	(76,657)	305,981	36,583	1,045
Adjustment of prior years' income taxes	4,627	(1,377)	(19,649)	(561)
Income tax expense (benefit)	(65,418)	368,769	74,236	2,121

Reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax expense (benefit) which conforms to U.S. GAAP is as follows:

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	US$
		(in thousands)		
Tax on pretax income at Bermuda statutory rate (0%)	-	-	-	-
Tax on pretax income at ROC statutory rate (25%)	211,427	424,702	(308,415)	(8,812)
SBIP tax exemption (5%)	(40,922)	(93,619)	-	-
Tax on pretax income at SBIP statutory rate	170,505	331,083	(308,415)	(8,812)
Other tax & assessed additional income tax	-	-	114,459	3,270
Tax paid by subsidiaries	-	10	73	2
Tax effects of:				

	2000 NT$	2001 NT$	2001 NT$	2001 US$
Tax-exempt income	(5,118)	(162,578)	-	-
Permanent differences				
Non-taxable gain on sales of investment	(8,514)	(19,878)	(58,175)	(1,662)
Non-deductible investment loss	-	34,338	18,758	536
Bonus to employees and directors	36,483	78,773	8,600	245
Others	(3,415)	47	(10,569)	(302)
Tax credits - utilized	(6,612)	(64,155)	(57,230)	(1,635)
- deferred	(358,454)	(78,414)	(434,872)	(12,425)
Valuation allowance	105,080	250,920	772,006	22,057
Effect of increase in tax rate on deferred taxes	-	-	49,250	1,407
Adjustment of prior year's income tax	4,627	(1,377)	(19,649)	(561)
Income tax expense (benefit)	(65,418)	368,769	74,236	2,120

The components of net deferred income tax assets (liabilities) were as follows:

	December 31, 2000 NT$	December 31, 2001 NT$	December 31, 2001 US$
		(in thousands)	
Deferred income tax assets			
Current			
Unrealized foreign exchange loss	-	10,556	302
Loss of market price decline and obsolescence and slow-moving inventories	-	22,733	649
Tax credits for investment in machinery and equipment and R&D expenditures	33,516	-	-
Others	13,657	7,459	213
	47,173	40,748	1,164
Non-current			
Tax credits for investment in machinery and equipment and R&D expenditures	490,450	958,838	27,395
Loss carry forward	-	512,452	14,641
Technology transfer in payment of capital stocks	52,834	28,542	815
Start-up costs	12,580	12,369	354
Others	10,418	9,101	261
	566,282	1,521,302	43,466
Valuation allowance	(356,000)	(1,128,006)	(32,228)
	210,282	393,296	11,238
Deferred income tax liabilities			
Current			
Unrealized foreign exchange gain	(4,319)	-	-
Non-current			
Depreciation differences	(291,438)	(490,622)	(14,018)
Interest Capitalization	-	(18,307)	(523)
	(291,438)	(508,929)	(14,541)
	(38,302)	(74,885)	(2,139)

d. Pension

In accordance with SFAS No. 132 "Employers' Disclosures about Pensions and Other Post-retirement Benefits", pension information is disclosed below:

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	US$
		(in thousands)		
Components of net periodic benefit cost				
Service cost	15,593	22,375	23,363	667
Interest cost	769	2,030	3,384	97
Projected return on plan assets	(802)	(1,699)	(2,496)	(71)
Amortization of prior service cost	29	105	96	3
Curtailment gain	-	-	(5,004)	(143)
Net periodic benefit cost	15,589	22,811	19,343	553
Changes in benefit obligation				
Benefit obligation at beginning of year	10,990	31,224	58,009	1,657
Service cost	15,593	22,375	23,363	667
Interest cost	769	2,030	3,384	97
Curtailments	-	-	(7,180)	(205)
Actuarial loss	3,872	2,380	(7,004)	(200)
Benefit obligation at end of year	31,224	58,009	70,572	2,016
Changes in plan assets				
Fair value of plan assets at beginning of year	7,468	16,912	33,101	946
Actual return on plan assets	654	1,287	1,655	47
Employer contribution	8,790	14,902	14,886	425
Benefits paid	-	-	-	-
	16,912	33,101	49,642	1,418
Funded status	(14,312)	(24,908)	(20,930)	(598)
Unrecognized actuarial loss (gain)	5,556	8,243	(181)	(5)
Net amount recognized (Recognized as accrued pension cost)	(8,756)	(16,665)	(21,111)	(603)
Actuarial assumptions				
Discount rate	6.5 %	6.0 %	5.0 %	5.0 %
Rate of compensation increase	6.0 %	5.5 %	4.5 %	4.5 %
Expected return on plan assets	6.5 %	6.0 %	5.0 %	5.0 %

The Company has no other post-retirement or post-employment benefit plans.

e. Statements of cash flows

We apply ROC SFAS No. 17, "Statement of Cash Flows". Its objectives and principles are similar to those set out in the SFAS No. 95, "Statement of Cash Flows". The principle differences between the standards relate to classification. Cash flow from changes in short-term investments, refundable deposits, other assets and guarantee deposits and bonus to directors and supervisors are included as operating activities under SFAS No. 95. Summarized cash flow data by operating, investing and financing activities in accordance with SFAS No. 95 is as follows:

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	US$
	(in thousands)			
Net cash inflow (outflow) from:				
Operating activities	930,471	3,012,107	2,714,786	77,565
Investing activities	(2,726,509)	(6,241,267)	(1,703,033)	(48,658)
Financing activities	1,683,885	4,270,313	(419,158)	(11,976)
	(112,153)	1,041,153	592,595	16,931
Effect of changes in foreign exchange rate	47	(343)	(391)	(11)
Cash and cash equivalent at the beginning of year	261,821	149,715	1,190,525	34,015
Cash and cash equivalent at the end of year	149,715	1,190,525	1,782,729	50,935

f. Statements of comprehensive income (loss)

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	US$
	(in thousands)			
Net income (loss) based on U.S. GAAP	631,157	879,815	(993,523)	(28,386)
Other comprehensive income (loss):				
Reversal of unrealized (gain) loss on available-for-sale security	-	(49,701)	38,906	1,112
Unrealized gain (loss) on available- for-sale security	49,701	(38,906)	107,073	3,059
Translation adjustment	33	(239)	(272)	(8)
Comprehensive income (loss)	680,891	790,969	(847,816)	(24,223)

Components in other comprehensive income (loss) refer to investments in Ultima. Under ROC laws, those losses and gains are not subject to income tax. Therefore, no tax expenses or benefit is allocated to such investments.

g. Statements of accumulated comprehensive income (loss)

	Unrealized Gain (Loss) on Long-Term Investments	Translation Adjustment	Accumulated Other Comprehensive Income (loss)
	NT$	NT$	NT$
		(in thousands)	
Balance, as of January 1, 1999	-	-	-
Addition in 1999	49,701	33	49,734
Balance, as of December 31, 1999	49,701	33	49,734
Addition in 2000	(88,607)	(239)	(88,846)
Balance, as of December 31, 2000	(38,906)	(206)	(39,112)
Addition in 2001	145,979	(272)	145,707
Balance, as of December 31, 2001	107,073	(478)	106,595

Exhibit 1.2

ChipMOS TECHNOLOGIES (Bermuda) LTD.
No. 1, R&D Road 1
Science-Based Industrial Park
Hsinchu, Taiwan
Republic of China

June 26, 2002

Dear Shareholder:

You are cordially invited to attend the 2002 Annual General Meeting of Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD. We will hold the meeting on July 26, 2002 at 2:00 p.m., Taipei time, at our office located at No. 1, R&D Road 1, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China. We hope that you will be able to attend.

Enclosed you will find a notice setting forth the business expected to come before the Annual General Meeting, our Proxy Statement, a form of proxy card and a copy of our 2001 Annual Report. At this year's Annual General Meeting, the agenda includes the election of directors and a proposal to reappoint our independent auditors to hold the office until the next annual general meeting. Our Board of Directors recommends that you vote FOR each of the above-mentioned proposals.

Your vote is very important to us. Whether or not you plan to attend the Annual General Meeting in person, your shares should be represented and voted. After reading the enclosed Proxy Statement, please complete, sign, date and promptly return the proxy card in the self-addressed envelope that we have included for your convenience. You may choose to send in a proxy via the internet in lieu of mailing in your proxy card by following the procedures provided on your proxy card. Submitting the proxy either by mail or via the internet before the Annual General Meeting will not preclude you from voting in person at the Annual General Meeting should you decide to attend.

Sincerely,

Jane Yeh
Secretary
Hsinchu, Taiwan

ChipMOS TECHNOLOGIES (Bermuda) LTD.
No. 1, R&D Road 1
Science-Based Industrial Park
Hsinchu, Taiwan
Republic of China

Notice of 2002 Annual General Meeting of Shareholders

June 26, 2002

The 2002 Annual General Meeting of Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD. will be held at our office located at No. 1, R&D Road 1, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China, on July 26, 2002, at 2:00 p.m., Taipei time, for the following purposes:

1. To receive the financial statements for the fiscal year ended December 31, 2001 and the auditors' report thereon;

2. To elect to our Board of Directors for three-year terms S.J. Cheng and Jwo-Yi Miao as directors;

3. To approve the re-appointment of T N Soong & Co., an associate member firm of Deloitte Touch Tohmatsu effective April 22, 2002, which was formerly a member firm of Anderson Worldwide, S.C., as our independent auditors to hold office until the next annual general meeting and authorize the Board to determine their remuneration; and

4. To transact such other business as may properly come before the Annual General Meeting.

Additional information regarding the matters to be acted on at the Annual General Meeting can be found in the accompanying Proxy Statement. All holders of record of the Company's common shares, par value $0.01 per share (the "Common Shares") on June 12, 2002 will be entitled to attend and vote at the Annual General Meeting. This notice of 2002 Annual General Meeting of Shareholders, the Proxy Statement, a form of proxy card and a copy of the Company's 2001 Annual Report have been sent on or about June 26, 2002 to all holders of record of the Common Shares at the close of business on June 12, 2002, New York City time. This notice of 2002 Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company's 2001 Annual Report are also available through our website at http://www.Chipmos.com.tw.

By Order of the Board of Directors,

Jane Yeh
Secretary
Hsinchu, Taiwan

PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE SO IT IS RECEIVED NO LATER THAN JULY 25, 2002, 6:00 P.M., NEW YORK CITY TIME (JULY 26, 2002, 6:00 A.M., TAIPEI TIME). ALTERNATIVELY, PLEASE SUBMIT YOUR PROXY VIA THE INTERNET AS PROVIDED ON THE PROXY CARD NO LATER THAN JULY 25, 2002, 6:00 P.M., NEW YORK CITY TIME (JULY 26, 2002, 6:00 A.M., TAIPEI TIME).

ChipMOS TECHNOLOGIES (Bermuda) LTD.
No. 1, R&D Road 1
Science-Based Industrial Park
Hsinchu, Taiwan
Republic of China

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

July 26, 2002

INTRODUCTION

This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of ChipMOS TECHNOLOGIES (Bermuda) LTD., a company incorporated under the laws of Bermuda (the "Company"), to be used at our 2002 Annual General Meeting of Shareholders (the "Annual General Meeting") to be held at our office located at No.1, R&D Road 1, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China, on July 26, 2002, at 2:00 p.m., Taipei time, and at any adjournments or postponements of the Annual General Meeting. The approximate date on which this Proxy Statement and the accompanying form of proxy card are first being sent to shareholders is June 26, 2002.

The Board of Directors has established June 12, 2002 (the "Record Date") as the date used to determine those record holders and beneficial owners of the Company's common shares, par value $0.01 per share (the "Common Shares") to whom the notice of 2002 Annual General Meeting will be sent. On the Record Date, there were 58,341,863 Common Shares outstanding.

If you properly cast your vote by executing and returning the enclosed proxy card or following the appropriate procedures for submitting your proxy via the internet and your proxy is not subsequently revoked, your vote will be voted in accordance with your instructions. If you execute and return the enclosed proxy card, or submit your proxy via the internet, but do not give instructions, your proxy will be voted FOR each proposal described in this Proxy Statement and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Annual General Meeting.

A shareholder executing a proxy may revoke it before it is exercised by giving written notice revoking the proxy to our Secretary, by subsequently filing another proxy bearing a later date or by attending the Annual General Meeting and voting in person. A vote cast in accordance with the instructions of a proxy shall be valid notwithstanding (i) the death or unsoundness of mind, subsequent to the execution of the proxy but prior to the Annual General Meeting, of the shareholder who executes the proxy, or (ii) revocation of the proxy, if no written instrument setting forth such death, insanity or revocation shall have been received by the Company at its office as specified in the Notice of 2002 Annual General Meeting of Shareholders no later than one hour prior to the commencement of the Annual General Meeting or any adjournments or postponements of the Annual General Meeting. Attending the Annual General Meeting without further action will not automatically revoke your proxy.

Quorum and Voting Requirements

Two shareholders present in person or by proxy and holding Common Shares representing in the aggregate no less than 50% of the voting rights of all shareholders that have the right to vote at the Annual General Meeting and are entitled to vote, will constitute a quorum for the transaction of business at the Annual General Meeting.

The affirmative vote of the holders of a majority of the outstanding Common Shares present in person or by proxy and entitled to vote at the Annual General Meeting is required to approve all proposals.

In accordance with Bermuda law, a shareholder who abstains from voting on any or all proposals will be included in the number of shareholders present at the meeting for the purpose of determining the presence of a quorum. Abstentions and broker non-votes (i.e. Common Shares held by a bank, broker or nominee which are represented at the meeting but with respect to which the bank, broker or nominee is not empowered to vote on a particular proposal) will not be counted either in favor of or against the proposals.

If you execute a proxy, or submit a proxy via the internet, but do not give instructions on how to vote, your proxy will be voted FOR each proposal described in this Proxy Statement and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Annual General Meeting.

Mellon Investor Services LLC will tabulate votes cast by proxy either by mail or via the internet for the Annual General Meeting and representatives of Sunfund Securities will tabulate votes cast in person at the Annual General Meeting.

Expenses of Solicitation

We will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the Annual General Meeting. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers or employees of the Company or its affiliates telephonically, electronically or by other means of communication. Directors, officers and employees will receive no additional compensation for such solicitation. We will reimburse brokers and other nominees for costs incurred by them in mailing proxy materials to beneficial holders in accordance with applicable rules.

Annual Report

A copy of our 2001 Annual Report is enclosed. **You may also obtain a copy without charge by writing to: ChipMOS TECHNOLOGIES (Bermuda) LTD., No. 1, R&D Road 1, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China, Attn: Investor Relations.** Our 2001 Annual Report is also available through our website at http://www.Chipmos.com.tw. Our Annual Report does not constitute proxy soliciting material.

Proposal No. 1. Election of Directors

Introduction

Our Board of Directors is divided into three classes. At each annual general meeting of the shareholders, a class of directors is elected for a term expiring at the annual general meeting of shareholders in the third year following the year of its election. Each director will hold office until his or her successor has been duly elected and qualified, or the director's earlier resignation or removal. Currently, the Board of Directors consists of eight members.

The Board of Directors proposes the election as directors of each of the two persons named below under "Nominees for Election to the Board of Directors for a Three-Year Term Expiring in 2005" to hold office for a term ending at the annual general meeting of shareholders to be held in 2005. While the Board of Directors does not anticipate that any of the nominees will be unable to stand for election as a director at the Annual General Meeting, if that is the case, proxies will be voted in favor of such other person or persons designated by the Board of Directors.

Nominees for Election to the Board of Directors for a Three-Year Term Expiring in 2005

Messrs. S.J. Cheng and Jwo-Yi Miao are currently members of the Board of Directors. Set forth below is information regarding the nominees, which was furnished by them for inclusion in this Proxy Statement.

S.J. Cheng

S.J. Cheng has served as a director and as deputy chairman/chief executive officer since our inception. He was a division head of back-end operation of Mosel Vitelic Inc. from 1992 to 1997. He became PlusMOS Technologies Inc.'s chairman in March 2000. He has also been a director and president of ChipMOS Taiwan since 1997. Mr. Cheng has a master's degree in business administration from Saginaw Valley State University.

Jwo-Yi Miao

Jwo-Yi Miao has served as a director since February 2001. He has also been the vice president of Pacific Energytech Co., Ltd. since 1999, a supervisor of ChipMOS Taiwan since 1997, director of Tamura Kaken Corporation since 1996, vice president of Corion Industrial Corp. since 1991, chairman of E-Fong Group since 1986, and director of Ta-Fong Electro Chemical Industry Co., Ltd. since 1971. Mr. Miao holds a degree from Tamkang University in Taiwan.

The Board of Directors recommends a vote FOR the election of each of S.J. Cheng and Jwo-Yi Miao to the Board of Directors to hold office for a term ending at the annual general meeting of shareholders to be held in 2005.

Directors Continuing in Office

Set forth below is information regarding the directors of the Company continuing in office, which was furnished by them for inclusion in this Proxy Statement.

Hung-Chiu Hu

Hung-Chiu Hu has served as a director and as chairman since our inception. He has also been the chairman of ChipMOS TECHNOLOGIES INC. ("ChipMOS Taiwan") since 1999, the chairman of Mosel Vitelic Inc. since 1991 and the chairman of ProMOS Technologies Inc. since 1997. He has been the president of Mosel Vitelic Inc. since 1993. Mr. Hu completed a program in information science at University of California at Los Angeles in 1976 and holds a bachelor's degree from National Cheng Kung University in Taiwan.

John Seto

John Seto has served as a director since August 2000. He has also been executive vice president of the business group of Mosel Vitelic Inc. since 1996 and senior vice president of strategic business development of Mosel Vitelic Corp., U.S.A. since 1989. He has been a director of Mosel Vitelic Corp. and ProMOS Technologies Inc. since 1996, and a director of Ultima Electronics Corp since 2000. He holds a Ph.D in electrical engineering from University of California at Berkeley.

Hsing –Ti Tuan

Hsing –Ti Tuan has served as a director since August 2000. He has also served as executive vice president of the research and development division of Mosel Vitelic Inc. since 1996. He has been the president of Mosel Vitelic Corp., U.S.A. since 1994. He was also the vice president of Mosel Vitelic Inc. from 1992 to 1996. Mr. Tuan holds a master's degree in electrical engineering from Utah State University and a bachelor's degree in electrical engineering from National Cheng Kung University in Taiwan.

Min-Liang Chen

Min-Liang Chen has served as a director since January 2001. He has also served as a director and president of ProMOS Technologies Inc. since 1997. He was a vice president of ProMOS Technologies Inc. in 1996. He was also a vice president of Mosel Vitelic Inc. from 1992 to 1996 and has served as a director of Mosel Vitelic Inc. since 1999. Mr. Chen holds a Ph.D. in electrical engineering from Rutgers University and a master's degree from National Tsing-Hua University in Taiwan.

Pierre Laflamme

Pierre Laflamme has served as a director since February 2001. He has also been the president and chief operating officer of SGF Tech Inc. since 2000. Before that, he was the vice president of high technology of Société Générale de Financement du Québec from 1997 to 1999. He was the senior vice president of Solidarity Fund from 1996 to 1997 and a deputy minister of Québec Prime Minister's Department from 1995 to 1996. Mr. Laflamme holds a bachelor's degree in Architecture from Université Montréal.

Robert Ma Kam Fook

Robert Ma Kam Fook has served as a director since December 2001. He has also been a managing director of Trident (Asia) Limited since 1993, a managing director of Jensmart International Ltd. since 1998 and a managing director of Wynfair (Asia) Ltd. since 2001. He was a managing director of Laidlaw Pacific Financial Services (Holdings) Ltd. and an executive director of Sino-Pacific Light Industry Fund Managing Ltd. from 1994 to 2001. Mr. Ma received a bachelor's degree in business administration from Chinese University of Hong Kong.

Board of Directors' Meetings and Committees

Board of Directors' Meeting

Our Board of Directors held 9 meetings during the year ended December 31, 2001. During 2001, each of our directors attended at least 75% of the meetings of the Board of Directors and the Committees of the Board on which he or she served.

Audit Committee

Robert Ma Kam Fook, Pierre Laflamme and Jwo-Yi Miao are currently the members of our Audit Committee. The primary purposes of our Audit Committee are as follows:

- oversee our accounting and financial reporting principles and policies, internal audit controls and procedures, financial statements and the independent audits;
- assist in selecting, evaluating and replacing the outside auditors; and
- evaluate the independence of the outside auditors.

Our Audit Committee was established on February 28, 2001. Set forth below is the report of the Audit Committee delivered with respect to the financial statements of the Company for the year ended December 31, 2001.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
AUDIT COMMITTEE REPORT

The role of the Audit Committee is to assist the Board of Directors in its oversight of the Company's financial reporting process. The Board of Directors, in its business judgment, has determined that all members of the Committee are "independent", as required by applicable listing standards of the Nasdaq Stock Market. The Committee operates pursuant to a Charter that was adopted by the Board on February 28, 2001, as amended on November 2, 2001, a copy of which is attached to this Proxy Statement as Appendix A. As set forth in the Charter, management of the Company is responsible for the preparation, presentation and integrity of the Company's financial statements, the Company's accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for auditing the Company's financial statements and expressing an opinion as to their conformity with generally accepted accounting principles.

In the performance of its oversight function, the Committee has considered and discussed the audited financial statements with management and the independent auditors. The Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. Finally, the Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect, and confirmations from management with respect to non-audit services provided by the auditors, has considered whether the provision of non-audit services by the independent auditors to the Company is compatible with maintaining the auditor's independence and has discussed with the auditors the auditors' independence.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Committee rely without independent verification on the information provided to them and on the representations made by management and the independent accountants. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal control and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that the Company's auditors are in fact "independent".

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Committee referred to above and in the Charter, the Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 to be filed with the Securities and Exchange Commission.

**SUBMITTED BY THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS OF
CHIPMOS TECHNOLOGIES (BERMUDA) LTD.**

Pierre Laflamme
Jwo-Yi Miao
Robert Ma Kam Fook

June 11, 2002

Compensation Committee

S.J. Cheng, Duane Sheng and Shou-Kang Chen are currently the members of our Compensation Committee. Our Compensation Committee is responsible for reviewing and recommending to our Board of Directors the compensation of all our directors and officers on at least an annual basis.

Our Compensation Committee was established on February 28, 2001.

Compensation of Directors and Executive Officers

The aggregate compensation paid in 2001 to our directors and our executive officers, including cash and share bonuses, was approximately NT$11 million. We did not set aside any monies for pension, retirement or similar benefits for our directors in 2001.

We do not provide our directors with any benefits upon termination of their service as directors.

Senior Manager and Employees

Executive Officers

The following table sets out the name of each executive officer, and such person's age and position with the Company. The business address for each of our executive officers is No. 1, R&D Road 1, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China.

Name	Age	Position
Hung-Chiu Hu	63	Chairman
S. J. Cheng	44	Deputy Chairman/Chief Executive Officer
Hsiao-Pin Hwa	32	Accounting Manager

Hung-Chiu Hu

See "— Directors Continuing in Office".

S. J. Cheng

See "— Directors Continuing in Office".

Hsiao-Pin Hwa

Hisao-Pin Hwa has served as accounting manager since March 2002. She has been deputy manager of the finance department of ChipMOS Taiwan since 1998. Before joining ChipMOS, she worked in the finance department of ProMOS Technologies Inc. Ms. Hwa holds a degree in accounting from National Cheng Chi University in Taiwan.

Senior Management of ChipMOS Taiwan

The following table sets out information with respect to the management team of ChipMOS Taiwan. The business address for each member of the management team is No. 1, R &D Road 1, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China.

Name	Age	Position
S. J. Cheng	44	President/Chief Executive Officer
K. J. Jan	45	Vice President, Hsinchu Production Group
Peter Ku	55	Vice President, South Taiwan Production Group
Steve Chen	47	Special Assistant to President
F. J. Tsai	44	Assistant Vice President, Research and Strategy Development Center
W. S. Chow	46	Assistant Vice President, Tape Carrier Packages Operation Division
Jessie Lin	37	Assistant Vice President, Quality, Reliability & Assurance Division
H. C. Sung	38	Assistant Vice President, System Engineering & Management Division
Robert Tsai	43	Assistant Vice President, Information Technology Management Division
Duane Sheng	46	Assistant Vice President, General Affairs & Administration Division
K. H. Chu	49	Assistant Vice President, Assembly Operation Division
Lafair Cho	40	Assistant Vice President, IC Testing Division
Ivan Hsu	36	Deputy Assistant Vice President, Equipment Engineering Division

S. J. Cheng

See "— Directors Continuing in Office."

K.J. Jan

K. J. Jan has served as a vice president of ChipMOS Taiwan since 1999. He was the production control and material control manager of Mosel Vitelic Inc. from 1994 to 1997, when he joined ChipMOS Taiwan. Mr. Jan received a degree in industrial management from Chung-Yuan Christian University and a master's degree in business administration from National Chiao Tung University.

Peter Ku

Peter Ku has served as a vice president of ChipMOS Taiwan since 2001. He was the president of Walton Advanced Electronics Ltd. from 1998 to 2001 and a director of Microchip Technology Taiwan from 1995 to 1998. Mr. Ku received a master's degree in solid state electronics from National Cheng Kung University in Taiwan.

Steve Chen

Steve Chen has served as the special assistant to the president of ChipMOS Taiwan since May 2000. He was the president of Viking Tech Corp. until 1997; before then he was the manager of VLSI Technology Inc. since 1994. He holds a degree in electrical engineering from Tamkang University in Taiwan.

F. J. Tsai

F. J. Tsai has served as an assistant vice president of the research and strategy development center of ChipMOS Taiwan since 1998. He was the manager of the research and development department of Walsin Advanced Electronics LTD. from 1995 until 1998. He holds a master's degree in business administration from National Sun Yat-Sen University in Taiwan.

W. S. Chow

W. S. Chow has served as an assistant vice president of the tape carrier packages operation division of ChipMOS Taiwan since 2000. He was a manager of the engineering service department in Microchip Technology Taiwan from 1996 to 1999. He holds a degree in electronic engineering from Feng Chia University in Taiwan.

Jessie Lin

Jessie Lin has served as an assistant vice president of the quality, reliability and assurance division of ChipMOS Taiwan since 1997. She was a section manager of Mosel Vitelic Inc. from 1992 to 1997. She holds a master's degree in industrial engineering from Chung-Yuan Christian University in Taiwan.

H. C. Sung

H. C. Sung has served as an assistant vice president of the system engineering and management division of ChipMOS Taiwan since 1997. He was a deputy manager of Mosel Vitelic Inc. from 1992 to 1997. He holds a master's degree in industrial engineering from National Tsing Hua University in Taiwan.

Robert Tsai

Robert Tsai has served as an assistant vice president of the information technology management division in ChipMOS Taiwan since 1997. He was a deputy manager of Mosel Vitelic Inc. from 1993 to 1997. He holds a degree from Soochou University in Taiwan.

Duane Sheng

Duane Sheng has served as an assistant vice president of the general affairs and administration division of ChipMOS Taiwan since 1999. He was a manager of purchasing of Mosel Vitelic Inc. from 1991 to 1999. He holds a degree in marine technology from National Chiao Tung University in Taiwan.

K. H. Chu

K. H. Chu has served as an assistant vice president of the assembly operation division since 2002. He was vice president of research and development of Antecede Technologies Inc. from 2000 to 2001 and vice president of research and development of E&R Engineering Corporation from 1998 to 2000. He holds a degree in mechanical engineering from National Cheng Kung University.

Lafair Cho

Lafair Cho has served as an assistant vice president of IC testing division since 1997. He served as section manager of production planning of Mosel Vitelic Inc. from 1993 to 1997. He holds a master's degree in industrial management from National Cheng Kung University.

Ivan Hsu

Ivan Hsu has served as a deputy assistant vice president of IC testing division since 1997. He served as section manager of equipment engineering of Mosel Vitelic Inc. from 1989 to 1997. He holds a degree in automation control from Feng Chia University.

Major Shareholders

The following table sets out certain information regarding the ownership of our Common Shares by (1) each person who is known to us to be the owner of more than five percent of our Common Shares and (2) the total amount owned by our directors and executive officers as a group as of May 31, 2002.

Identity of Person or Group	Number of Shares Owned	Percent Owned
Mosel Vitelic Inc.(1) (2)	37,727,840	65%
PacMOS Technologies Holdings Limited(3)	4,007,284	7
Directors and executive officers, as a group(4)	1,165,612	2

(1) Mosel Vitelic Inc. is a public company listed on the Taiwan Stock Exchange whose largest known shareholder owns less than 3% of Mosel's outstanding shares. It indirectly owns 65% of our Common Shares through its 100% owned subsidiary, Giant Haven Investments Ltd.

(2) Excludes shares owned by PacMOS that may be beneficially owned by Mosel Vitelic Inc.

(3) PacMOS Technologies Holdings Limited is a public company listed on the Stock Exchange of Hong Kong Limited and 43.3% owned by Texan Management Limited and 31.5% owned by Vision2000 Venture Ltd. Vision2000 Venture Ltd. is 100% owned by Mosel Vitelic Inc. As a result, each of Texan Management, Vision2000 Venture Ltd. and Mosel Vitelic Inc. may be considered to be the beneficial owner of our common shares owned by PacMOS Technologies Holdings Limited. There are no voting or other arrangements among Texan Management, Vision2000 Venture Ltd. and Mosel Vitelic Inc. with respect to control of PacMOS Technologies Holdings Limited.

(4) Excludes shareholding of Mosel Vitelic Inc. owned by the group.

As of May 31, 2002, 14 of our shareholders of record have addresses in the United States, holding approximately 26.5% of our total outstanding Common Shares. All holders of our Common Shares have the same voting rights with respect to their shares.

Proposal No. 2. Re-appointment of Independent Auditors

At the recommendation of the Audit Committee of the Board of Directors, T N Soong & Co., an associate member firm of Deloitte Touch Tohmatsu since April 22, 2002, which was formerly a member firm of Andersen Worldwide, S.C., has been appointed by the Board of Directors as our independent auditors to hold office until the next annual general meeting. We are submitting this selection of independent auditors for shareholder approval at the Annual General Meeting as required by Bermuda Law and proposing that the Board of Directors be authorized to determine T N Soong & Co's remuneration.

A representative of T N Soong & Co. is expected to be present at the Annual General Meeting and will be available to respond to appropriate questions from shareholders.

If the appointment of T N Soong & Co. is not approved by the shareholders, T N Soong & Co., as our independent auditor prior to the Annual General Meeting, will nevertheless remain our independent auditor until another independent auditor is appointed by the shareholders or until they resign from such position.

Audit Fees

The aggregate fees billed by T N Soong & Co. for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2001 were NT$2,750,000

Financial Information Systems Design and Implementation Fees

T N Soong & Co. billed no fees for professional services rendered to the Company for information technology services relating to financial information systems design and implementation for the fiscal year ended December 31, 2001.

All Other Fees

Other than the services described above under "Audit Fees" and "Financial Information Systems Design and Implementation Fees" for the fiscal year ended December 31, 2001, the aggregate fees billed by T N Soong & Co. from June 2000 to June 2001 were NT$13,500,000 for professional services rendered in connection with the quotation of the Company's Common Shares on the Nasdaq Stock Market.

The Board of Directors recommends a vote FOR the appointment of T N Soong & Co. as our independent auditors to hold office until the next annual general meeting and authorize the Board to determine their remuneration.

OTHER MATTERS

Other Matters

At the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Annual General Meeting. If other matters properly come before the Annual General Meeting, the persons named in the accompanying form of proxy card will vote in accordance with their best judgment with respect to such matters.

2003 Annual General Meeting

The Company hereby notifies its shareholders that the annual general meeting for 2003 shall be held on the last Friday in July that is a business day in New York, Taipei and Bermuda, unless otherwise determined by the Board of Directors.

Shareholder Proposals for 2003 Annual General Meeting

As a foreign private issuer, the Company is not subject to Regulation 14A under the U.S. Securities Exchange Act of 1934, including Rule 14a-8 thereunder. As a result, any shareholder wishing to present proposals for inclusion in the proxy materials to be distributed by us in connection with our 2003 Annual General Meeting must comply with the provisions of our Bye-Law 46 and applicable Bermuda law.

In accordance with our Bye-Law 46, in order to be properly brought before the 2003 Annual General Meeting, a shareholder or shareholders qualified to propose a matter must deliver notice of the matter the shareholder wishes to present to the Secretary of the Company at No. 1, R&D Road 1, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China, not less than 75 nor more than 90 days prior to the date of the 2003 Annual General Meeting; provided, however, that if the date of the 2003 Annual General Meeting is first publicly announced or disclosed (in a public filing or otherwise) less than 85 days prior to the date of the 2003 Annual General Meeting, such advance notice shall be given not more than ten days after such date is first so announced or disclosed. Any shareholder who gives notice of any proposal shall deliver the proposal to the Secretary of the Company with a brief statement in writing of the reasons why he or she favors the proposal. Information as to such shareholder's name and address, the number of Common Shares of the Company beneficially owned by such shareholder and any material interest of such shareholder in the proposal (other than as a shareholder) shall also be provided. Any shareholder who wishes to nominate a person to be elected as a director shall deliver with such notice a statement in writing setting forth the name of the person to be nominated, the number of Common Shares of the Company beneficially owned by such person, such person's signed consent to serve as a director if elected, such shareholder's name and address and the number of Common Shares of the Company beneficially owned by such shareholder.

The Companies Act 1981 of Bermuda provides that the Company, on the requisition in writing of shareholders of record representing either: (a) five percent of the total voting rights of all shareholders eligible at the date of the requisition to vote at the general meeting of the Company, or (b) not less than one hundred registered shareholders, is required to give to shareholders of the Company entitled to receive notice of the next annual general meeting any resolution which may be properly moved at that meeting; or circulate to shareholders of the Company entitled to have notice of any general meeting, a statement with respect to any matter referred to in a proposed resolution at that meeting. The requisition must be signed by the requisitionists and must be deposited at the registered office of the Company, in the case of requisition requiring notice of resolution, at least six weeks before the annual general meeting; and in the case of any other requisition, not less than one week prior to the meeting. In each case, the shareholders proposing the requisition must deposit with the Company funds reasonable sufficient to meet the Company's expenses.

By Order of the Board of Directors,

Jane Yeh
Secretary

Hsinchu, Taiwan
Dated: June 26, 2002

CHIPMOS TECHNOLOGIES (BERMUDA) LTD.
AUDIT COMMITTEE CHARTER
Adopted February 28, 2001
Amended November 2, 2001

I. Composition of the Audit Committee: The Audit Committee shall be comprised of at least three directors, each of whom shall not be an officer or employee of the Company or its subsidiaries, shall not have any relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and shall otherwise satisfy the applicable membership requirements under the rules of the National Association of Securities Dealers, Inc., as such requirements are interpreted by the Board of Directors in its business judgment, provided, however, that one member may be a person who is not independent under the rules of the National Association of Securities Dealers, Inc. if such member is not a current employee or an immediate family member of a current employee and the Board of Directors determines that membership on the Audit Committee by such individual is required by the best interests of the corporation and its shareholders.

II. Purposes of the Audit Committee: The purposes of the Audit Committee are to assist the Board of Directors:

1. in its oversight of the Company's accounting and financial reporting principles and policies and internal audit controls and procedures;
2. in its oversight of the Company's financial statements and the independent audit thereof;
3. in selecting, evaluating and, where deemed appropriate, replacing the outside auditors (or nominating the outside auditors to be proposed for shareholder approval in any proxy statement); and
4. in evaluating the independence of the outside auditors.

The function of the Audit Committee is oversight. The management of the Company is responsible for the preparation, presentation and integrity of the Company's financial statements. Management are responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The outside auditors are responsible for planning and carrying out a proper audit of the Company's annual financial statements, reviews, if requested, of the Company's quarterly financial statements, and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Company and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to any information technology, internal audit and other non-audit services provided by the auditors to the Company.

The outside auditors for the Company are ultimately accountable to the Board of Directors (as assisted by the Audit Committee). The Board of Directors, with the assistance of the Audit Committee, has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the outside auditors (or to nominate the outside auditors to be proposed for shareholder approval in the proxy statement).

The outside auditors shall submit to the Company annually a formal written statement delineating all relationships between the outside auditors and the Company ("Statement as to Independence"), addressing each non-audit service provided to the Company and the matters set forth in Independence Standards Board No. 1.

The outside auditors shall submit to the Company annually a formal written statement of the fees billed for each of the following categories of services rendered by the outside auditors: (i) the audit of the Company's annual financial statements for the most recent fiscal year and the reviews of any interim financial statement for that fiscal year; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the outside auditors for the most recent fiscal year, in the aggregate and by each service.

III. Meetings of the Audit Committee: The Audit Committee shall meet annually, or more frequently if circumstances dictate, to discuss with management the annual audited financial statements and quarterly financial results. The Audit Committee should meet separately at least annually with management and the outside auditors to discuss any matters that the Audit Committee or any of these persons or firms believe should be discussed privately. The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or outside auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee. Members of the Audit Committee may participate in a meeting of the Audit Committee by means of conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other.

IV. Duties and Powers of the Audit Committee: To carry out its purposes, the Audit Committee shall have the following duties and powers:

1. with respect to the outside auditor,

   (i) to provide advice to the Board of Directors in selecting, evaluating or replacing outside auditors;

   (ii) to review the fees charged by the outside auditors for audit and non-audit services;

   (iii) to ensure that the outside auditors prepare and deliver annually a Statement as to Independence (it being understood that the outside auditors are responsible for the accuracy and completeness of this Statement), to discuss with the outside auditors any relationships or services disclosed in this Statement that may impact the objectivity and independence of the Company's outside auditors and to recommend that the Board of Directors take appropriate action in response to this Statement to satisfy itself of the outside auditors' independence;

   (iv) if applicable, to consider whether the outside auditors' provision of (a) information technology consulting services relating to financial information systems design and implementation and (b) other non-audit services to the Company is compatible with maintaining the independence of the outside auditors; and

(v) to instruct the outside auditors that the outside auditors are ultimately accountable to the Board of Directors and Audit Committee;

2. with respect to the Company's auditing and accounting staff,

   (i) to review the appointment and replacement of the senior accounting manager; and

   (ii) to advise the senior accounting manager that he or she is expected to provide to the Audit Committee summaries of and, as appropriate, the significant reports to management prepared by the Company's auditing and accounting staff and management's responses thereto;

3. with respect to financial reporting principles and policies and internal audit controls and procedures,

   (i) to advise management and the outside auditors that they are expected to provide to the Audit Committee a timely analysis of significant financial reporting issues and practices;

   (ii) to consider any reports or communications (and management's responses thereto) submitted to the Audit Committee by the outside auditors required by or referred to in SAS 61 (as codified by AU Section 380), as may be modified or supplemented, including reports and communications related to:

   - deficiencies noted in the audit in the design or operation of internal controls;
   - consideration of fraud in a financial statement audit;
   - detection of illegal acts;
   - the outside auditor's responsibility under generally accepted auditing standards;
   - significant accounting policies;
   - management judgments and accounting estimates;
   - adjustments arising from the audit;
   - the responsibility of the outside auditor for other information in documents containing audited financial statements;
   - disagreements with management;
   - consultation by management with other accountants;
   - major issues discussed with management prior to retention of the outside auditor;
   - difficulties encountered with management in performing the audit;
   - the outside auditor's judgments about the quality of the entity's accounting principles; and
   - reviews of interim financial information conducted by the outside auditor;

(iii) to meet with management and/or the outside auditors:

- to discuss the scope of the annual audit;
- to discuss the audited financial statements;
- to discuss any significant matters arising from any audit or report or communication referred to in items 2(ii) or 3(ii) above, whether raised by management or the outside auditors, relating to the Company's financial statements;
- to review the form of opinion the outside auditors propose to render to the Board of Directors and shareholders;
- to discuss significant changes to the Company's auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the outside auditors or management; and
- to inquire about significant risks and exposures, if any, and the steps taken to monitor and minimize such risks;

(iv) to obtain from the outside auditors assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934, as amended, which sets forth certain procedures to be followed in any audit of financial statements required under the Securities Exchange Act of 1934; and

(v) to discuss with the Company's legal officer or outside counsel to the Company any significant legal matters that may have a material effect on the financial statements, the Company's compliance policies, including material notices to or inquiries received from governmental agencies; and

4. with respect to reporting and recommendations,

(i) to review this Charter at least annually and recommend any changes to the full Board of Directors; and

(ii) to report its activities to the full Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Audit Committee may deem necessary or appropriate.

V. Resources and Authority of the Audit Committee: The Audit Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to engage outside auditors for special audits, reviews and other procedures and to retain special counsel and other experts or consultants.

會計師，任期至下次股東常會。此委任案依百慕達法律之規定提請股東常會同意，並請同意授權董事會決定其報酬。

董事會建議貴股東就委任勤業會計師事務所爲本公司之簽證會計師，任期至下次股東常會爲止，並授權董事會決定其報酬案，投贊成票。

其他事項

其他事項

截至今日，董事會並無其他事項須提交股東常會，董事會相信，其他人亦無其他事項須提交股東常會。若於股東常會中有其他事項提出，則委託書所列之代理人應依其最佳判斷，就該事項行使表決權。

2003 年股東常會

本公司茲通知貴股東，除董事會另行決定外，2003 年之股東常會應於當年七月之最後一個星期五（且該日於紐約、台北及百慕達均係營業日）召開。

葉惠珍
董事會祕書(Secretary)

2002 年 6 月 26 日

其自當選已屆 3 年之該梯次董事。每位董事任期至其繼任者合法選出及就任時止，或至其提前辭職或解任時止。董事會現有董事 8 人。

董事會提議選舉下述「任期三年至 2005 年屆滿之董事候選人」中所列之 2 人爲董事，任期至 2005 年舉行之股東常會。董事會認爲被提名者其參選應無問題；若有人無法參選，則授權投票之委託書將投給董事會指定之其他人選。

鄭世杰先生與繆竹怡先生爲董事會之現任董事。下列即爲該三名候選人所提供之個人資料：

任期三年至 2005 年屆滿之董事候選人

鄭世杰先生

鄭世杰先生自公司成立時即擔任董事及副董事長兼執行長。於 1992 年至 1997 年期間，任台灣茂矽電子股份有限公司後段生產處處長。2000 年 3 月任茂榮科技股份有限公司董事長，並自 1997 年起即擔任南茂科技股份有限公司董事與總經理。鄭世杰先生擁有 Saginaw Valley State 大學企管碩士學位。

繆竹怡先生

繆竹怡先生自 2001 年 2 月起擔任董事。自 1999 年起即擔任太電電能科技股份有限公司副董事長，並自 1997 年擔任南茂科技股份有限公司監察人。自 1996 年擔任日本田村化研株式會社理事，並自 1991 年擔任琮詠實業股份有限公司副董事長。自 1986 年起擔任怡豐集團總裁，並自 1971 年起擔任大豐電化工業股份有限公司理事。繆竹怡先生擁有台灣淡江大學學位。

董事會建議選任鄭世杰先生與繆竹怡先生爲董事會之董事。

案由二：委任簽證會計師案

依董事會稽核委員會之建議，董事會已委任勤業會計師事務所爲本公司之簽證

所有議案均須出席股東（含親自及委託代理人出席者）表決權過半數之同意始得通過。

依百慕達法律規定，股東就任一或所有議案於投票時放棄表決權者，應於計算股東會法定最低出席人數時，列計爲出席股東。棄權票數與無投票權數（指持有普通股之銀行、證券經紀商或其指定人出席股東會但未被授權就某議案行使表決權者），則不計入贊成或反對該議案之票數。

如貴股東於簽署委託書或上網投票時並未就表決權之行使給予指示，則代理人得就所有股東常會之議案自行決定如何投票。本公司管理階層擬將該等委託書就股東常會中提請審議之全部議案投贊成票。

Mellon Investor Services 將統計股東常會中委託代理人投票之票數；而昇豐證券之一名代表將統計股東常會中親自出席投票之票數。

徵求委託書之費用

爲股東常會準備委託書資料及徵求委託書所需費用將由本公司支付。除以郵寄方式徵求委託書外，亦得由本公司或其關係企業之董事、主管或員工以電話、電子通訊或其他方式徵求。各該董事、主管或員工不會因此獲得額外報酬。證券經紀商及其他受託人因郵寄委託書資料給股票最終受益人而產生之費用，由本公司依據相關規定給予補償。

年報

隨函(英文版)檢附本公司 2001 年年報。　貴股東亦得向百慕達南茂科技股份有限公司(地址：中華民國新竹科學園區研發一路一號，受文者：投資人關係組（Investor Relations）)免費函索，或上網查閱網址：http://www.chipmos.com.tw。本公司年報非爲徵求委託書之資料。

案由一：選舉董事案

引言

本公司董事會分三梯次改選。於每次股東常會中，皆須改選該次股東常會中，

百慕達南茂科技股份有限公司
中華民國新竹科學園區研發一路一號

2002 年 7 月 26 日股東常會委託書須知

(本委託書須知係中文節譯文，僅供貴股東參考，其內容應以英文版爲準)

引言

百慕達南茂科技股份有限公司係依百慕達法律設立之公司（以下稱「本公司」）。本公司 2002 年股東常會(以下稱「股東常會」)訂於台北時間 2002 年 7 月 26 日下午 2 時於本公司(中華民國新竹科學園區研發一路一號)召開。本委託書須知係由本公司董事會爲股東常會及其任何延會徵求委託書所製作。本委託書須知及所附之委託書約於 2002 年 6 月 26 日寄發予股東。

本公司董事會已將 2002 年 6 月 12 日訂爲基準日，以決定得收受本公司 2002 年股東常會開會通知書之登記股東及最終受益人（beneficial owner）。截至該基準日爲止，本公司已發行之普通股股份總數爲 58,341,863。

若 貴股東已簽署並寄回所附之委託書或已根據委託書上之投票指示完成網路投票且嗣後未撤回者，即依據 貴股東之指示投票。若雖簽署及寄回委託書或上網投票，但未標明任何投票指示，則視爲對委託書須知上所載之每一議案全部投贊成票，且股東常會中之其他議案將由該代理人依其判斷投票。

簽署委託書之股東，得於所委託行使之表決權行使前，以書面通知本公司董事會祕書，或以另提出日期在後之委託書，或以屆時親自出席股東常會並親自投票之方式，撤銷先前簽署之委託書。即使有以下情形發生，依委託書所爲之投票仍屬有效：(i)簽署該委託書之股東在投票前已死亡或心神喪失；或(ii)在股東常會或其任何延會之會議開始前一小時，本公司未收到載有該股東死亡或心神喪失或撤銷委託之書面文件。親自出席股東常會而未爲其他行爲並不發生自動撤銷委託書之效力。

最低出席人數與投票規定

兩名股東親自出席或委託代理人出席，且其持有之普通股合計至少達有在該次會議投票之股東全部表決權之 50%時，即構成股東常會最低出席人數。

百慕達南茂科技股份有限公司
中華民國新竹科學園區研發一路一號

2002年股東常會開會通知書

百慕達南茂科技股份有限公司（下稱「本公司」）2002 年股東常會將於台北時間 2002 年 7 月 26 日下午 2 時於本公司(新竹科學園區研發一路一號)召開。本次股東常會議程摘述如下：

1. 2001 年財務報表及會計師查核報告案；
2. 選舉鄭世杰先生與繆竹怡先生爲本公司董事，任期三年案；
3. 議決委任勤業會計師事務所爲簽證會計師任期至下次股東常會，並授權董事會決定其報酬案；及
4. 其他提案事項。

詳細資料請參見後附之委託書須知。凡於 2002 年 6 月 12 日已登記於本公司股東名簿之普通股股東均得出席股東常會並行使表決權。本股東常會開會通知書、委託書須知、委託書及本公司 2001 年年報約於 2002 年 6 月 26 日寄送於紐約市時間 2002 年 6 月 12 日營業時間結束前已爲本公司股東名簿上登記股東。股東常會開會通知書、委託書須知及 2001 年年報亦可上網查閱，網址爲 http://www.chipmos.com.tw。

葉惠珍
董事會祕書(Secretary)

2002 年 6 月 26 日

請填妥委託書、簽名並填入日期，檢附回函信封於紐約市時間 2002 年 7 月 25 日下午 6 時（即台北時間 2002 年 7 月 26 日上午 6 時）前將委託書寄達。或請於紐約市時間 2002 年 7 月 25 日下午 6 時(即台北時間 2002 年 7 月 26 日上午 6 時）前完成網路投票。

百慕達南茂科技股份有限公司
中華民國新竹科學園區研發一路一號

貴股東鈞鑒：

百慕達南茂科技股份有限公司（下稱「本公司」）2002 年股東常會訂於台北時間 2002 年 7 月 26 日下午 2 時於本公司(中華民國新竹科學園區研發一路一號)召開，敬請蒞臨指教。

隨函檢附載有本次股東常會議案之開會通知書、委託書須知、空白委託書及本公司 2001 年年報。本次股東常會議程包括選舉董事及委任簽證會計師任期至下次股東常會等議案。本公司董事會建議貴股東就上述每一議案投贊成票。

貴股東的投票對本公司至爲重要。不論 貴股東是否計劃親自出席股東常會，貴股東應於股東常會中參與表決或委託表決。請於閱畢所附之委託書須知後，塡妥委託書、簽名並塡入日期，檢附回函信封寄回。 貴股東亦可參閱委託書上之投票指示選擇網路投票。若 貴股東已於股東常會前寄交委託書或上網投票， 貴股東仍得親自出席並行使表決權。

順頌時祺

葉惠珍
董事會秘書

2002 年 6 月 26 日

Exhibit 13

Letter to Our Shareholders

Dear Shareholders,

A number of factors converged to make 2001 one of the most difficult years ever experienced by all segments of the semiconductor industry. Following an extended period of strong growth and expanding capacity in the industry, the global economic slowdown combined with a severe contraction in end market demand for communication and computing applications created a harsh operating environment. Although our company also experienced hardship, we took steps to enhance our structure and business strategies to reduce the damage from these circumstances and to better position ourselves to make the most of our future opportunities.

2001: A Challenging Year

Beginning from the fourth quarter of 2000 and continuing throughout 2001, ChipMOS, like its peers, faced an unprecedented downturn in demand for its semiconductor testing and assembly services. Owing to the weak demand from end-markets and fierce market competition from peers attempting to fill their excess capacity, ChipMOS experienced tremendous pressure on average selling prices for both testing and assembly services. These pricing pressures resulted in average selling prices for testing and assembly services declining by 40% and 14%, respectively. While ChipMOS significantly enhanced its capacity utilization through the provision of turnkey services in 2001, the Company recorded total revenue of US$149.8 million in 2001 and its first ever net loss of US$28.4 million.

Technology Development

ChipMOS has always believed that research and development is critical to the Company's future success. Throughout this challenging year, we have continued to focus our research and development resources on testing and assembly of semiconductors for three major applications: high-density memory, mixed-signal and LCD driver semiconductors. As a demonstration of the company's commitment to continued research and development, expenses for this item as a percentage of revenue amounted to 8% in 2001 versus 4% in 2000.

For high-density memory and mixed-signal products, ChipMOS has equipped its production line with 12" wafer processing capability and high clock- and data-rate testers. To serve the LCD driver market, we invested significant resources to develop advanced, leading edge capabilities to handle the special requirements for tape carrier packages in the LCD driver semiconductor sector. ChipMOS also enhanced its competitive position in the LCD driver service market by successfully developing and leveraging in-house Chip On Film (COF) technology.

Resulting from company's ongoing investment in technology development, ChipMOS is pleased to report that 111 patents were registered and 97 patents received certification in 2001, ranking the Company ahead of its key peers, particularly in the testing segment of the market. Notably, ChipMOS was the only testing company to receive the distinction of being included in the Taiwanese Ministry Of Economic Affairs "Top 100" list in 2001.

In the coming year, ChipMOS plans to increase capital investment with the purchase of TCP equipment that will increase capacity in order to fill the vast demand from customers and also maintain its leading competitive position in Taiwan.

ChipMOS believes the information and communication end markets will continue to be the major drivers of the Company's growth in the future. As a result the Company, supported by government subsidies, intends to focus research and development resources on new technology development, particularly for Known Good Die (KGD), Chip On Film (COF) and module manufacturing technologies.

2002: A turning point

2002 is generally regarded as marking the beginning of recovery in the semiconductor industry. ChipMOS sees great promise in the long term potential for subcontracted outsourcing of semiconductor testing and assembly services. However, in order to reduce the impact of fluctuations in demand, the Company is proactively working to maintain and grow our customer base by continuing to provide quality services and leading technologies to our customers, concentrating on the LCD driver market. With the market turmoil of 2001 moving behind us, demand is steadily growing stronger and market prices are stabilizing.

In response to growing market demand, we have extended our research and development resources to develop manufacturing and testing technologies for the modules and sub-systems that are used in flat panel displays. In addition to semiconductor testing and assembling, our business will expand to include the manufacture and testing of liquid crystal modules (LCM), liquid crystal on silicon (LCOS) micro-display modules and optical engines.

We have long recognized the need for our facilities to be located close to our clients. As a result, in response to the needs our clients for semiconductor testing and assembly service operations in China, ChipMOS is currently constructing a semiconductor testing and assembly factory in Shanghai. It is widely accepted that China is the biggest manufacturing center of consumer electronics globally. By locating our operations in close proximity to clients, ChipMOS anticipates the China expansion will strengthen the close ties we have with our customers and further enhance the Company's financial position by reducing the Company's capital investment costs and operating expenses by moving to a lower cost production base.

We would like to personally extend our appreciation to all of our shareholders and customers for their past and ongoing support. Your continued support will encourage all of our employees in their efforts to create more innovative semiconductor testing and assembly technologies that enhance customer value and establish new standards of excellence in semiconductor quality and performance. Our management and employees are deeply committed to improving shareholder value by effectively executing our operational plans, maintaining a strong balance sheet and growing cash flows for the long term.

Future Outlook

ChipMOS is dedicated to developing leading technology, creating value for our shareholders and providing leading edge solutions that meet the needs of our customers. With our current strategic direction, management expertise and commitment to execution, we are confident we will meet our objectives as we face industry sector challenges in the near future.

Sincerely



Hung-Chiu Hu
Chairman

挑戰上，我們必然可以達成我們的目標。

謹此

胡洪九
董事長

接下來一年中，南茂科技爲服務 LCD 趨動 IC 客戶的廣大市場需求及鞏固台灣市場領先之地位，將投入更多的資金增購 TCP 設備以擴大其產能。

在公司未來成長方面，南茂科技始終相信資訊及通信產品將繼續成爲主要原動力，藉由政府獎勵補助，公司更致力於新技術研究發展，特別是在良好晶圓(KGD)，薄膜晶片型封裝(COF)及模組產品的製造技術。

2002 年: 轉捩性的一年

熟如所知，2002 年起爲半導體景氣復醘之年，南茂科技也爲此半導體之封裝測試代工服務作長期之準備。然而，爲了降低市場競爭之衝擊，公司將持續地提供給客戶良好的品質服務及領先的技術，專心於 LCD 趨動 IC 市場，更積極主動地維持及成長客戶源之根基。2001 年市場騷動已過，需求面漸趨成長，市場價格也趨穩定。

爲因應平面顯示器市場的需求成長，南茂科技已擴展其研究發展成果於模組及次系統產品的製造和測試技術。除了本身封裝及測試服務外，南茂科技事業將擴展成製造液晶模組(LCM)，矽晶片上液晶(LCOS)微型顯示器及光學引擎。

長久以來，南茂科技深刻地體認出客戶需求的地域化。也因此，爲因應我們客戶在中國大陸半導體封裝測試需求，南茂科技正於大陸上海地區籌建半導體封裝測試工廠。而眾所皆知的是大陸將成爲全球消費性電子產品的製造中心。而由於我們如此緊鄰著客戶群的運作，南茂科技在大陸擴展的計劃更加強化公司與客戶之親密合作性。也由於公司轉移至低生產成本區域，降低了資本支出及操作消費，更進一步地強化了公司財務的結構。

對於南茂科技股東及客戶過去及現在的支持，我們僅致上十二萬分的感謝。由於您持續地支持，將激勵全體之員工，並致力於更多的新式半導體封裝測試技術，同時加強了客戶的價值及建立半導體品質和積效的優越標準。公司的管理幹部及員工們深深地承諾以有效率地執行生產計劃，維持強化財務平衡及長期現金流量成長來改善股東的價值性。

未來展望

南茂科技以致力於發展領先技術地位，開拓股東價值及提供合乎客戶需求的領先解決方案，基於現今經營策略方針，專業化管理及執行性，我們深信在面臨未來工業

給股東的一封信

親愛的股東們

在眾多因素結合之下，使得 2001 年爲半導體工業步步爲艱的一年。尾隨而來的工業週期性強烈成長及產能擴充，卻因全球經濟成長緩慢和通訊及電腦應用商品的市場需求下單嚴格管制下，使得整體營運環境相當不易。儘管如此，本公司在面臨困境經驗下，逐步採取強化組織及經營策略，來降低此次企業危機之傷害，及鞏固企業較好處境來創造未來最多的機會。

2001 年: 挑戰性的一年

從 2000 年第四季到 2001 整年度，南茂科技及同業半導體封裝測試業均面臨到前所未有的需求下滑情形。由於疲備的使用市場需求面及猛烈的市場競爭下，封測同業均積極地填滿其過剩的產能，而南茂科技面臨此強大的市場壓力下，其測試與封裝價格不得不降低 40%及 14%。然而透過 2001 年整體性封測服務之提供，南茂科技顯著地加強其產能使用率。2001 年營業額爲 149.8 百萬美元，全年損失 28.4 百萬美元。

技術研發

南茂科技始終相信技術的研究發展爲公司永續經營的重要一環。經由這一年度的挑戰，南茂科技持續地專注在三大應用半導體(高容量記憶體，混合訊號 IC 及 LCD 趨動 IC)的封測發展上。在公司永續研究發展策略下，研發費用從 2000 年平均營業額的 4%晉昇至 2001 年的 8%。

針對高容量記憶體及混合訊號 IC 產品，南茂科技己具備 12 吋晶圓之生產線及高頻及高速之測試機臺。在 LCD 趨動 IC 半導體方面，我們明顯地投資發展更先進及充份的能力來因應 LCD 趨動 IC 客戶各式之需求。同時，藉由成功地研發出本公司薄膜晶片型(COF)封裝技術，南茂科技更加強化了其 LCD 趨動 IC 半導體封測市場之競爭性。

也因公司在技術研發方面的持續投資，在 2001 年南茂科技榮辛地註冊了 111 年專利及成功地通過 97 件審核認證，遠遠地領先其同業，尤其在測試領域上。更値得注意的是，南茂科技在台灣經濟部 2001 年度百大企業中是唯一的測試公司。